As filed with the Securities and Exchange Commission on May 10, 2007
Registration No. 333-140644

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RSC HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	7359	22-1669012
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	6929 E. Greenway Parkway Scottsdale, AZ 85254 (480) 905-3300

(Address, including ZIP Code, and telephone number,
including area code, of registrant’s principal executive offices)

Kevin J. Groman, Esq.
Senior Vice President, General Counsel and Corporate Secretary
RSC Holdings Inc.
6929 E. Greenway Parkway
Scottsdale, AZ 85254
(480) 905-3300
(Name, address, including ZIP Code, and telephone number,
including area code, of agent for service)

With copies to:

Matthew E. Kaplan, Esq. Jeffrey J. Rosen, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	William B. Gannett, Esq. Cahill Gordon & Reindel LLP Eighty Pine Street New York, New York 10005 (212) 701-3000

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities of an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated May 10, 2007.

20,833,333 Shares

RSC Holdings Inc.

Common Stock

This is an initial public offering of shares of common stock of RSC Holdings Inc., which we refer to in this prospectus as “RSC Holdings.” RSC Holdings is offering 12,500,000 shares to be sold in this offering. The selling stockholders identified in this prospectus are offering an additional 8,333,333 shares. RSC Holdings will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $23.00 and $25.00. RSC Holdings has been approved to list the common stock on the NYSE under the symbol “RRR”.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to RSC Holdings	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 20,833,333 shares of common stock, the underwriters have the option to purchase up to an additional 3,125,000 shares from the selling stockholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2007.

Deutsche Bank Securities	Morgan Stanley	Lehman Brothers

Robert W. Baird & Co.
Banc of America Securities LLC
CIBC World Markets
Goldman, Sachs & Co.
JPMorgan

Prospectus dated          , 2007.

SUMMARY

This summary highlights information appearing elsewhere in this prospectus. You should carefully read the entire prospectus, including the section entitled “Risk Factors,” beginning on page 14 and our financial statements and notes to those financial statements included elsewhere in this prospectus before making any investment decision.

Our Company

We are one of the largest equipment rental providers in North America. As of March 31, 2007, we operate through a network of 459 rental locations across 10 regions in 39 U.S. states and four Canadian provinces. We believe we are the largest or second largest equipment rental provider in the majority of the regions in which we operate. During the eighteen months ended March 31, 2007, we serviced approximately 470,000 customers primarily in the non-residential construction and industrial markets. For the year ended December 31, 2006 and the three months ended March 31, 2007, we generated approximately 83% and 86%, respectively, of our revenues from equipment rentals, and we derived the remaining 17% and 14%, respectively, of our revenues from sales of used equipment and other related items. We believe our focus on high margin rental revenues, active fleet management and superior customer service has enabled us to achieve significant market share gains exclusively through organic growth while sustaining attractive returns on capital employed. Through March 31, 2007, we experienced 15 consecutive quarters of positive same store, year-over-year rental revenue growth, with same store rental revenue growth of approximately 12%, 18%, 19% and 13% and operating income growth of approximately 76%, 44%, 31% and 12% in 2004, 2005, 2006 and the three months ended March 31, 2007, respectively.

We rent a broad selection of equipment, mainly to industrial and non-residential construction companies, ranging from large equipment such as backhoes, forklifts, air compressors, scissor lifts, booms and skid-steer loaders to smaller items such as pumps, generators, welders and electric hand tools. As of March 31, 2007, our rental fleet had an original equipment cost of $2.4 billion covering over 1,400 categories of equipment. We strive to differentiate our offerings through superior levels of equipment availability, reliability and service. The strength of our fleet lies in its age, condition and diversity. We believe our fleet is the youngest and best maintained in the industry among our key competitors, with an average fleet age of 25 months as of March 31, 2007. Our young fleet age provides us with significant operational flexibility, and we actively manage the condition of our fleet in order to provide customers with well maintained and reliable equipment and to support our premium pricing strategy. Our disciplined fleet management strategy enables us to maintain pricing discipline and optimize fleet utilization and capital expenditures. As a result, we have a high degree of equipment sharing and mobility within regions. This enables us to increase equipment utilization and react quickly by adjusting the fleet size in response to changes in customer demand. In addition to our equipment rental operations, we sell used equipment, parts, merchandise and supplies for maintenance, repair and operations.

Industry Overview

According to industry sources, the equipment rental market in the United States was a $34.8 billion industry in 2006 and experienced an 11% compound annual growth rate between 1990 and 2006. This market is expected to grow to $37.6 billion by the end of 2007. The equipment rental industry encompasses a wide range of equipment from small tools to heavy earthmoving equipment, and growth is largely driven by two key factors. First, there is an increasing trend towards renting versus purchasing equipment. The penetration rate for equipment rental in the United States has expanded in line with the increasing recognition of the benefits that equipment rental offers compared to equipment ownership. Industry sources estimate there has been an overall growth in rental industry penetration from 5% of total equipment deployed in 1993 to 35% in 2005. Second, the industry has experienced growth in its primary end-markets, which comprise the non-residential construction and industrial markets.

The equipment rental industry remains highly fragmented, with large numbers of companies operating on a regional or local scale. The top 10 companies combined accounted for less than 30% of the market by 2005 rental revenues. We expect the larger rental companies to increase their market share by continuing to offer for rent a wide range of high quality and reliable equipment. The outlook for the equipment rental industry is expected to remain strong, due to positive macroeconomic factors such as:

•	the continuing trend toward rental instead of ownership;

•	continued growth in non-residential building construction spending, which is expected to grow 9.5% in 2007; and

•	increased capital investment by industrial companies.

Competitive Strengths

We believe that the following strengths provide us with significant competitive advantages and the opportunity to achieve continued growth and profitability:

Leading North American equipment rental provider with national footprint and significant scale.  Our scale and strong national footprint enable us to effectively service our customers in multiple geographic locations as well as our customers with exclusively local needs. In addition, the depth and breadth of our offerings enable us to service the majority of the equipment rental needs of our customers across multiple market segments. We believe that our broad geographical footprint reduces the impact of regional economic downturns and seasonal fluctuations in demand, and enables us to take advantage of growth opportunities, including those arising from the fragmented nature of the U.S. equipment rental industry. In addition, we believe our size and market presence allow us to achieve economies of scale in capital investment.

High quality rental fleet.  We believe our diverse equipment fleet is the youngest, best maintained and most reliable in the industry among our key competitors. At March 31, 2007, our rental fleet had an original equipment cost of approximately $2.4 billion and an average fleet age of 25 months, compared to $1.7 billion and 44 months, respectively, at the end of 2003. We also employ a rigorous preventive maintenance and repair program to maximize the reliability, utilization and useful life of our fleet. We believe that our fleet’s young age and condition support our premium pricing strategy and will enable us to broaden our customer base and, additionally, withstand cyclical downturns in our industry better than our competitors due to our ability to reduce capital expenditures on new equipment without any compromise in quality.

Highly disciplined fleet management and procurement process.  Our highly disciplined approach to acquiring, deploying, sharing, maintaining and divesting fleet is the main reason that we believe we lead the industry in profitability and return on invested capital. As of March 31, 2007, we invested approximately $2.2 billion in new fleet since the beginning of 2003 to meet customer demand and to optimize the diversity and condition of our fleet. Our fleet utilization increased from 61% for the year ended December 31, 2002 to 72% for the year ended December 31, 2006 and was 70% for the three months ended March 31, 2007. Our centralized fleet management strategy facilitates the fluid transfer of our fleet among regions to adjust to local customer demand. We base our equipment investment decisions on locally forecasted quarterly rental revenues, target utilization levels and targeted rental rates. We also seek to maintain a disciplined and consolidated approach to supplier vendor negotiations by avoiding long-term supply contracts and placing equipment orders on a monthly basis.

Superior customer service.  Senior management is committed to maintaining a customer focused culture. We spend significant time and resources to train our personnel to effectively service our customers. We utilize innovative service offerings and an in-house 24/7 call center, and regularly solicit feedback from our customers through focus groups and telephone surveys. We believe that these customer initiatives help support our premium pricing strategy, and we estimate that a substantial portion of our total revenues for the year ended December 31, 2006 and the three months ended March 31, 2007 was derived from existing customers.

Diverse and stable customer base.  We serviced approximately 470,000 customers during the eighteen months ended March 31, 2007, primarily in the non-residential construction and industrial markets, and customers from these markets accounted for 94% of our total revenues for both the year ended December 31, 2006 and the three months ended March 31, 2007. Our customers represent a wide variety of industries, such as non-residential construction, petrochemical, paper/pulp and food processing. We have long and stable relationships with most of our customers, including relationships in excess of 10 years with the majority of our top 20 customers. During both the year ended December 31, 2006 and the three months ended March 31, 2007, no one customer accounted for more than 1.4% of our total revenues. Additionally, our top 10 customers combined represented approximately 6.8% and 8.1% of our total revenues for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.

Decentralized organizational structure drives local business.  We believe our ability to respond quickly to our customers’ demands is a key to profitable growth. Our highly decentralized organizational structure facilitates our ability to effectively service our customers in each of our local markets. We are organized in three geographic divisions across the United States and parts of Canada and operate in 10 regions across those divisions. Compensation for our field managers is based on local results, meeting targeted operating margins and rental revenue growth. Accountability is maintained on a daily basis through our information systems, which provide real time data on key operational and financial metrics, and monthly reviews of financial performance. Since 2001, we have focused exclusively on organic growth, resulting in same store rental revenue growth of approximately 12% in 2004, 18% in 2005, 19% in 2006 and 13% in the three months ended March 31, 2007.

Experienced and proven management team.  Our senior and regional management team has significant experience operating businesses in capital intensive industries and a successful track record of delivering strong financial results and significant operational efficiencies. Since 2001, our management team has transformed our operational and financial performance by focusing on capital efficiency and returns, investments in human and capital resources, brand development and the redesign and implementation of significantly improved internal processes. Our current management team led the effort to decentralize the business, allowing regional leadership to take responsibility for regional profit and loss, thereby improving customer service and results. Under our management team’s leadership, our operating income margins increased from 10.4% in 2003 to 25.4% in 2006 and were 24.0% in the three months ended March 31, 2007.

Business Strategy

Increase market share and pursue profitable growth.  Through our high quality fleet, large scale and national footprint and superior customer service position, we intend to take advantage of the opportunities for profitable growth within the North American equipment rental market by:

•	continuing to drive the profitability of existing stores and pursuing same store growth;

•	continuing to invest in and maintain our high quality fleet to meet local customer demands;

•	leveraging our reputation for superior customer service to increase our customer base;

•	increasing our market penetration by opening new stores in targeted growth markets to leverage existing infrastructure and customer relationships;

•	increasing our presence in complementary rental and service offerings to increase same store revenues, margins and return on investment;

•	continuing to align incentives for local management teams with both profit and growth targets; and

•	pursuing selected acquisitions in attractive markets, subject to economic conditions.

Further drive profitability, cash flow and return on capital.  We believe there are opportunities to further increase the profitability of our operations by continuing to:

•	focus on the higher margin rental business;

•	actively manage the quality, reliability and availability of our fleet and offer superior customer service, which supports our premium pricing strategy;

•	evaluate each new investment in fleet based on strict return guidelines;

•	deploy and allocate fleet among our operating regions based on pre-specified return thresholds to optimize utilization; and

•	use our size and market presence to achieve economies of scale in capital investment.

Further enhance our industry leading customer service.  We believe that our position as a leading provider of rental equipment to our customers is driven in large part by our superior customer service and our reputation for such service. We intend to continue to provide superior customer service and maintain our reputation for such service. We believe this will allow us to further expand our customer base and increase our share of the fragmented U.S. equipment rental market.

Risk Factors

Our business is subject to numerous risks and uncertainties such as:

•	the effect of an economic downturn or other factors resulting in a decline in non-residential construction and capital investment;

•	increased competition from other companies in our industry and our inability to increase or maintain our prices;

•	our ability to obtain equipment at competitive prices;

•	changes in the attitude of our customers toward renting, as compared with purchasing, equipment;

•	our ability to generate cash and/or incur additional indebtedness to finance equipment purchases; and

•	heavy reliance on centralized information systems.

You should carefully consider these factors as well as all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors,” prior to purchasing any shares of common stock offered hereby.

The Principal and Selling Stockholders

RSC Acquisition LLC and RSC Acquisition II LLC, or Ripplewood, and OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC, or Oak Hill and, together with Ripplewood, the Sponsors, currently own approximately 85% of our outstanding common stock. Atlas Copco Finance S.à.r.l., or ACF, currently owns approximately 14% of our outstanding common stock. Following the completion of this offering and assuming that the underwriters do not exercise their option to purchase additional shares, the Sponsors and ACF will continue to own approximately 67% and 11%, respectively, of our outstanding common stock.

Of the ten members currently serving on our Board of Directors, eight are principals of the Sponsors, four from each of Ripplewood and Oak Hill. Under the terms of an amended and restated stockholders agreement to be entered into among RSC Holdings, the Sponsors and ACF in connection with this offering, or the “Amended and Restated Stockholders Agreement,” the Sponsors will each have certain rights regarding the nomination of candidates for election to our Board of Directors. Upon completion of this offering, the Sponsors will continue to have the right to nominate a majority of the members of our Board of Directors. In addition, this agreement will continue to provide rights and restrictions with respect to certain transactions in our securities entered into by the Sponsors or certain other stockholders.

Ripplewood Holdings L.L.C.

Founded in 1995, Ripplewood Holdings L.L.C. manages over $4 billion and makes industry-focused leveraged investments through several institutional private equity funds. To date, the firm has invested in transactions valued at over $15 billion in the U.S., Asia and Europe. Significant investments, other than in connection with the Sponsors’ investment in RSC Holdings, include ICM Equipment Company, Asbury Automotive Group, Kraton Polymers, Japan Telecom, Shinsei Bank, Commercial International Bank, Time-Life, Saft Power Systems, Supresta and The Reader’s Digest Association Inc. RSC Acquisition, LLC and RSC Acquisition II, LLC are special purpose entities formed by Ripplewood Holdings L.L.C. (which includes Ripplewood Partners II, LP, Ripplewood Partners II Parallel Fund, LP, and Ripplewood Partners II Offshore Parallel Fund, LP) for the purposes of Ripplewood Holdings L.L.C.’s investment in RSC Holdings.

Oak Hill Capital Partners

Oak Hill Capital Partners is a private equity firm with more than $4.6 billion of committed capital from leading entrepreneurs, endowments, foundations, corporations, pension funds and global financial institutions. Founded by Robert M. Bass over 20 years ago, Oak Hill Capital Partners has invested in more than 50 significant private equity transactions. Investments, other than in connection with the Sponsors’ investment in RSC Holdings, include Williams Scotsman, TravelCenters of America, EXL Services, Duane Reade, Primus International, Progressive Molded Products, and Genpact. Oak Hill Capital Partners is one of several Oak Hill partnerships, each of which has a dedicated and independent management team. These partnerships comprise over $20 billion of investment capital across multiple asset classes, including private equity, special situations, high yield and bank debt, venture capital, real estate, a public equity exchange fund and a global fixed income and equity hedge fund (the “Oak Hill Partnerships”). OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC are special purpose entities formed by Oak Hill Capital Partners II, L.P. (one of the Oak Hill Capital Partnerships) and related entities for the purposes of Oak Hill Capital Partners’ investment in RSC Holdings.

*  *  *  *

RSC Holdings is incorporated under the laws of the state of Delaware. Our corporate headquarters are located at 6929 E. Greenway Parkway, Scottsdale, Arizona 85254. Our telephone number is (480) 905-3300.

The Offering

Common stock offered	20,833,333 shares of common stock, no par value, of RSC Holdings, or our common stock.

Shares of common stock offered by RSC Holdings	12,500,000

Shares of common stock offered by the selling stockholders	8,333,333

Shares of common stock outstanding after the offering	103,147,591

Option to purchase additional shares of common stock	The underwriters have a 30-day option to purchase up to an additional 3,125,000 shares of the selling stockholders’ common stock.

Use of proceeds	Our net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $278.8 million, assuming an offering price equivalent to the midpoint of the range set forth on the cover page of this prospectus. We intend to use the net proceeds to us from this offering to repay a portion of the Senior Term Facility and an associated prepayment penalty of $5.1 million and a termination fee of $20 million related to terminating the Monitoring Agreement, with the remainder of the proceeds, if any, to be used for general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividend policy	We do not expect to pay dividends on our common stock for the foreseeable future.

Proposed New York Stock Exchange symbol	“RRR”.

103,147,591 shares of our common stock will be outstanding after this offering.

Risk Factors

You should consider carefully all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors” beginning on page 14 for risks involved in investing in our common stock.

Summary Historical And Unaudited Pro Forma Financial Data

The following table presents summary historical and unaudited pro forma consolidated financial information. The summary consolidated statement of income data for each of the years in the three year period ended December 31, 2006 were derived from our audited consolidated financial statements and the related notes thereto included in this prospectus. The summary consolidated balance sheet data as of December 31, 2005 and 2006 were derived from our audited consolidated financial statements and the related notes thereto included in this prospectus. The summary consolidated balance sheet data as of December 31, 2004 were derived from our audited consolidated financial statements and the related notes thereto not included in this prospectus. The summary condensed consolidated statements of income data for the three months ended March 31, 2006 and 2007 and the summary condensed consolidated balance sheet data as of March 31, 2006 and 2007 presented below were derived from our unaudited condensed consolidated financial statements and the related notes thereto included in this prospectus. The unaudited interim results for the three months ended March 31, 2006 and 2007 include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of the financial results for the interim periods presented. The unaudited interim results for the three months ended March 31, 2007 are not necessarily an indication of the results for the year ending December 31, 2007. The unaudited pro forma as adjusted consolidated statement of income data for the year ended December 31, 2006 reflect adjustments to our historical financial data to give effect to (i) the transaction contemplated by the recapitalization agreement, dated as of October 6, 2006 (the “Recapitalization Agreement”), by and among Atlas Copco AB (“ACAB”), ACF, the Sponsors and RSC Holdings (such transaction is referred to herein as the Recapitalization and is more fully described under “Recent Transactions—The Recapitalization”) and the use of the net proceeds therefrom and (ii) the sale of the common stock offered by this prospectus at an assumed initial offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the use of net proceeds therefrom as if such transactions had occurred on January 1, 2006. The unaudited pro forma as adjusted consolidated balance sheet data as of December 31, 2006 reflect adjustments to our historical financial data to give effect to the sale of the common stock offered by this prospectus at an assumed initial offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the use of the net proceeds therefrom as if such transaction had occurred on December 31, 2006. The unaudited pro forma as adjusted condensed consolidated statement of income data for the three months ended March 31, 2007 reflect adjustments to our historical financial data to give effect to the sale of the common stock offered by this prospectus at an assumed initial offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the use of the net proceeds therefrom as if such transaction had occurred on January 1, 2007. The unaudited pro forma as adjusted condensed consolidated balance sheet data as of March 31, 2007 reflect adjustments to our historical financial data to give effect to the sale of the common stock offered by this prospectus at an assumed initial offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the use of the net proceeds therefrom as if such transaction had occurred on March 31, 2007.

We calculate earnings per share on a pro forma basis, based on an assumed number of shares outstanding at the time of the initial public offering with respect to the existing shares.

You should read the following summary historical and pro forma financial data in conjunction with the historical financial statements and other financial information appearing elsewhere in this prospectus, including “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

					Pro Forma for the
					Recapitalization
				Pro Forma for the	and as adjusted
				Recapitalization	for the Offering
	Historical			for the Year Ended	for the Year Ended
	Year Ended December 31,			December 31,	December 31,
	2004	2005	2006	2006	2006
	(in thousands, except per share data)

Consolidated statement of income data:
Revenues:
Equipment rental revenue	$984,517	$1,140,329	$1,368,712	$1,368,712	$1,368,712
Sale of merchandise	162,720	102,894	92,524	92,524	92,524
Sale of used rental equipment	181,486	217,534	191,652	191,652	191,652

Total revenues	1,328,723	1,460,757	1,652,888	1,652,888	1,652,888

Cost of revenues:
Cost of equipment rentals, excluding depreciation	492,323	527,208	591,340	591,340	591,340
Depreciation—rental equipment	192,323	212,325	253,379	253,379	253,379
Cost of sales of merchandise	122,873	69,914	57,636	57,636	57,636
Cost of rental equipment sales	147,131	173,276	145,425	145,425	145,425

Total cost of revenues	954,650	982,723	1,047,780	1,047,780	1,047,780

Gross profit	374,073	478,034	605,108	605,108	605,108

Operating expenses:
Selling, general, and administrative	118,130	122,281	135,526	140,967	134,967
Depreciation and amortization—non-rental	32,641	33,776	38,783	38,783	38,783
Recapitalization expenses(1)	—	—	10,277	—	—

Total operating expenses	150,771	156,057	184,586	179,750	173,750

Operating income	223,302	321,977	420,522	425,358	431,358
Interest expense, net	45,666	64,280	116,370	254,277	231,383
Other income, net	(58)	(100)	(311)	(311)	(311)

Income before provisions for income taxes	177,694	257,797	304,463	171,392	200,286
Provision for income taxes	66,717	93,600	117,941	66,393	77,586

Net income	$110,977	$164,197	$186,522	$104,999	$122,700

Preferred dividends	(15,995)	(15,995)	(7,997)	—	—

Net income available for common stockholders	$94,982	$148,202	$178,525	$104,999	$122,700

Weighted average shares outstanding used in computing net income per common share:
Basic and diluted (2)(3)	330,697	330,697	307,845	89,733	100,305 (4)

Net income per common share:
Basic and diluted (2)(3)	$0.29	$0.45	$0.58	$1.17	$1.22 (4)

Other financial data:
EBITDA (5)	$448,324	$568,178	$712,995	$717,831	$723,831
Adjusted EBITDA (5)	449,575	571,155	725,581	725,581	725,581
Adjusted EBITDA margin	33.8%	39.1%	43.9%	43.9%	43.9%
Depreciation of rental equipment and depreciation and amortization of non-rental equipment	224,964	246,101	292,162	292,162	292,162
Capital expenditures:
Rental	$419,900	$691,858	$721,258	$721,258	$721,258
Non-rental	33,490	4,641	28,592	28,592	28,592
Proceeds from sales of used equipment and non-rental equipment	(215,622)	(233,731)	(207,613)	(207,613)	(207,613)

Net capital expenditures	$237,768	$462,768	$542,237	$542,237	$542,237

Other operational data (unaudited):
Utilization (6)	67.7%	70.6%	72.0%	72.0%	72.0%
Average fleet age (months)	40.0	30.2	25.0	25.0	25.0
Same store rental revenues growth (7)	11.8%	17.6%	18.9%	18.9%	18.9%
Employees (8)	4,812	4,938	5,187	5,187	5,187

				Pro Forma
	Historical			as adjusted
	December 31,			for the Offering
	2004	2005	2006	December 31, 2006
	(in millions)

Consolidated Balance Sheet Data:
Rental equipment, net	$1,127	$1,421	$1,739	$1,739
Total assets	2,422	2,764	3,326	3,321
Debt	1,277	1,247	3,006	2,753
Total liabilities	1,759	1,951	3,761	3,495
Total stockholders’ equity (deficit)	663	814	(435)	(174)

			Pro Forma
			as adjusted
			for the Offering
	Historical		for the Three
	Three Months Ended March 31,		Months Ended
	2006	2007	March 31, 2007
	(in thousands, except per share data)

Condensed Consolidated statement of income data:
Revenues:
Equipment rental revenue	$302,124	$347,975	$347,975
Sale of merchandise	24,651	20,598	20,598
Sale of used rental equipment	59,116	37,774	37,774

Total revenues	385,891	406,347	406,347

Cost of revenues:
Cost of equipment rentals, excluding depreciation	140,456	156,009	156,009
Depreciation—rental equipment	56,599	68,551	68,551
Cost of sales of merchandise	15,505	12,352	12,352
Cost of rental equipment sales	45,022	26,943	26,943

Total cost of revenues	257,582	263,855	263,855

Gross profit	128,309	142,492	142,492

Operating expenses:
Selling, general, and administrative	31,846	34,089	32,589
Depreciation and amortization—non-rental	9,092	10,856	10,856

Total operating expenses	40,938	44,945	43,445

Operating income	87,371	97,547	99,047
Interest expense, net	22,648	64,200	58,477
Other income, net	(161)	89	89

Income before provisions for income taxes	64,884	33,258	40,481
Provision for income taxes	23,714	13,015	15,832

Net income	$41,170	$20,243	$24,649

Preferred dividends	(3,999)	—	—

Net income available for common stockholders	$37,171	$20,243	$24,649

Weighted average shares outstanding used in computing net income per common share:
Basic (2)(3)	330,697	90,648	101,219 (4)

Diluted (2)(3)	330,697	92,188	102,760 (4)

Net income per common share:
Basic and diluted (2)(3)	$0.11	$0.22	$0.24 (4)

Other financial data:
EBITDA (5)	$153,223	$176,865	$178,365
Adjusted EBITDA (5)	154,565	179,390	179,390
Adjusted EBITDA margin	40.1%	44.1%	44.1%
Depreciation of rental equipment and depreciation and amortization of non-rental equipment	65,691	79,407	79,407
Capital expenditures:
Rental	$174,690	$100,425	$100,425
Non-rental	6,468	7,869	7,869
Proceeds from sales of used equipment and non-rental equipment	(64,690)	(41,938)	(41,938)

Net capital expenditures	$116,468	$66,356	$66,356

Other operational data (unaudited):
Utilization (6)	70.2%	70.3%	70.3%
Average fleet age (months)	28.0	25.4	25.4
Same store rental revenues growth (7)	24.2%	12.7%	12.7%
Employees (8)	4,967	5,214	5,214

		Pro Forma
	Historical	as adjusted
	March 31,	for the Offering
	2007	March 31, 2007
	(in millions)

Condensed Consolidated Balance Sheet Data:
Rental equipment, net	$1,743	$1,743
Total assets	3,281	3,275
Debt	3,009	2,755
Total liabilities	3,689	3,423
Total stockholders’ equity (deficit)	(408)	(148)

(1)	Recapitalization expenses of approximately $10.3 million include fees and expenses related to the consummation of the Recapitalization and not otherwise amortized or applied to stockholders’ equity.

(2)	Share amounts reflect a 100 for 1 stock split effected on November 27, 2006 and a 37.435 for 1 stock split to be effected in connection with this offering.

(3)	Basic net income per common share has been computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share has been computed using the weighted average number of shares of common stock outstanding during the period, increased to give effect to the offering of any shares of common stock. Additionally, for purposes of calculating basic and diluted net income per common share, net income has been adjusted for preferred stock dividends. There were no potentially dilutive securities outstanding during 2004 and 2005. As of December 31, 2006, there were stock options outstanding to purchase a total of 4,395,921 shares of our common stock, which are excluded from the calculations of diluted income per common share and pro forma net income per common share as those stock options were anti-dilutive. However, these stock options were included in the calculations of diluted income per common share and pro forma net income per common share for the three months ended March 31, 2007 as they were dilutive.

(4)	Includes 10,571,875 shares of common stock offered by us, the proceeds of which will be used to repay a portion of the Senior Term Facility. Additionally, there are 1,928,125 shares of common stock offered by us that are not included in the pro forma earnings per share calculation as their proceeds will be used by us to pay offering related expenses.

(5)	EBITDA means consolidated net income before net interest expense, income taxes and depreciation and amortization. We present EBITDA in this prospectus because we believe it provides investors with important additional information to evaluate our performance. We believe EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, although our method of calculating EBITDA and Adjusted EBITDA may vary from the method used by other companies. In addition, we believe that investors, analysts and rating agencies will consider EBITDA useful in measuring our ability to meet our debt service obligations. However, EBITDA is not a recognized measurement under U.S. Generally Accepted Accounted Principles (“GAAP”), and when analyzing our performance, investors should use EBITDA in addition to, and not as an alternative to, net income or net cash provided by operating activities as defined under GAAP.

Adjusted EBITDA as presented herein is a financial measure used in RSC’s new senior asset-backed loan facility (the “Senior ABL Facilities”) and new senior second-lien term loan facility (the “Senior Term Facility”). Adjusted EBITDA means “EBITDA” as that term is defined under RSC’s senior credit facilities, which is generally consolidated net income before net interest expense, income taxes, and depreciation and amortization and before certain other items, including: (i) any non-cash expenses and charges, (ii) total income tax expense, (iii) depreciation expense, (iv) the expense associated with amortization of intangible and other assets, (v) non-cash provisions for reserves for discontinued operations, (vi) any extraordinary, unusual or non-recurring gains or losses or charges or credits, (vii) any gain or loss associated with the sale or write-down of assets (other than rental fleet) not in the ordinary course of business, (viii) any income or loss accounted for by the equity method of accounting and (ix) fees paid to any Sponsor or any affiliate of any Sponsor for the rendering of management consulting, monitoring or financial advisory services. Adjusted EBITDA is not a recognized measurement under GAAP and should not be considered as an alternative to operating income or net income as a measure of operating results or cash flows as a measure of liquidity. Adjusted EBITDA differs from the term “EBITDA” as it is commonly used. In addition, Adjusted EBITDA is reduced by the amount of certain permitted dividends to RSC Holdings.

Borrowings under our Senior ABL Facilities are a key source of our liquidity. Our ability to borrow under our Senior ABL Facilities depends upon, among other things, the maintenance of a sufficient borrowing base under the Senior ABL Facilities. If we fail to maintain a specified minimum level of borrowing capacity under the Senior ABL Facilities, we will then be subject to financial covenants under the Senior ABL Facilities, including a specified debt to Adjusted EBITDA leverage ratio and a specified Adjusted EBITDA to fixed charges coverage ratio. Failure to comply with these financial ratio covenants would result in a default under the credit agreement for our Senior ABL Facilities and, absent a waiver or an amendment from our lenders, permit the acceleration of all outstanding borrowings under our Senior ABL Facilities. For further information on the terms of the Senior ABL Facilities, see “Description of Certain Indebtedness—Senior ABL Facilities.”

The following table reconciles net income to EBITDA and Adjusted EBITDA:

					Pro Forma
				Pro Forma	for the
				for the	Recapitalization
				Recapitalization	and as adjusted
				for the	for the
				Year	Offering for
	Historical			Ended	the Year Ended
	Year Ended December 31,			December 31,	December 31,
	2004	2005	2006	2006	2006
	(in thousands)

Net income	$110,977	$164,197	$186,522	$104,999	$122,700
Depreciation of rental equipment and depreciation and amortization of non-rental	224,964	246,101	292,162	292,162	292,162
Interest expense, net	45,666	64,280	116,370	254,277	231,383
Provision for income taxes	66,717	93,600	117,941	66,393	77,586

EBITDA	$448,324	$568,178	$712,995	$717,831	$723,831

Adjustments:
Share-based compensation(a)	1,309	3,077	2,061	2,061	2,061
Other income, net(b)	(58)	(100)	(311)	(311)	(311)
Recapitalization expenses and management fees(c)	—	—	10,836	6,000	—

Adjusted EBITDA	$449,575	$571,155	$725,581	$725,581	$725,581

			Pro Forma
			as adjusted
	Historical		for the Offering
	Three Months Ended		for the Three Months
	March 31,		Ended March 31,
	2006	2007	2007
	(in thousands)
Net Income	$41,170	$20,243	$24,649
Depreciation of rental equipment and depreciation and amortization of non-rental	65,691	79,407	79,407
Interest expense, net	22,648	64,200	58,477
Provision for income taxes	23,714	13,015	15,832
EBITDA	$153,223	$176,865	$178,365

Adjustments:
Share based compensation(a)	1,503	936	936
Other income, net(b)	(161)	89	89
Management fees(d)	—	1,500	—

Adjusted EBITDA	$154,565	$179,390	$179,390

   _ _

(a)	Share-based compensation amounts include the 2006 adoption of SFAS No. 123R, Share-Based Payment, for stock options granted to key employees in 2006 and share appreciation rights (“SARS”) granted to key employees by ACAB. SARS do not entitle the holder to acquire shares, but only to receive, in cash, from ACAB the difference between the price of ACAB’s A shares at exercise and the price of those shares determined at the grant date.

(b)	Reflects currency translation (gain) loss incurred in each of the periods presented.

(c)	The historical amount for the year ended 2006 includes Recapitalization expenses of approximately $10.3 million and $0.6 million of management fees. The pro forma for the recapitalization amount shown includes annual management fees of $6 million. The management fee will be terminated in connection with this offering and has been removed from the amount shown as pro forma for the Recapitalization and as adjusted for the offering.

(d)	The historical amount for the three months ended March 31, 2007 reflects $1.5 million of management fees that we pay each quarter to affiliates of the Sponsors. The management fee will be terminated in connection with this offering.

(6)	Utilization is defined as the average dollar value of equipment currently rented by customers (based on original equipment cost) for the relevant period divided by the average aggregate dollar value of all equipment (based on original equipment cost) for the relevant period. For a calculation of utilization for each historical period presented, see note 4 to “Other operational data” under “Selected Historical Consolidated Financial Data.”

(7)	Same store rental revenue growth is calculated as the year over year change in rental revenue for stores that are open at the end of the period reported and have been operating under the Company’s direction for more than 12 months.

(8)	Employee count is given as of the end of the period indicated and the data reflect the actual head count as of each period presented.

RISK FACTORS

Our business is subject to a number of important risks and uncertainties, some of which are described below. Any of these risks may have a material adverse effect on our business, financial condition, results of operations and cash flows. In such a case, you may lose all or part of your investment in our common stock.

Risks Related to Our Business

Our business could be hurt by a decline in non-residential construction and industrial activities or a decline in the amount of construction equipment that is rented.

For both the year ended December 31, 2006 and the three months ended March 31, 2007, our non-residential construction and industrial customers together accounted for approximately 94% of our total revenues. A weakness in non-residential construction or industrial activity, or a decline in the desirability of renting equipment, may decrease the demand for our equipment or depress the prices we charge for our products and services. We have identified below certain factors which may cause weakness, either temporary or long-term, in the non-residential construction and industrial sectors:

•	weakness in the economy or the onset of a recession;

•	an increase in the cost of construction materials;

•	an increase in interest rates;

•	adverse weather conditions or natural disasters which may temporarily affect a particular region; or

•	terrorism or hostilities involving the United States or Canada.

A weakness in the non-residential construction and industrial sectors caused by these or other factors could have a material adverse effect on our business, financial conditions, results of operations and cash flows and may have a material adverse effect on residual values realized on the disposition of our rental equipment.

We face intense competition that may lead to our inability to increase or maintain our prices, which could have a material adverse impact on our results of operations.

The equipment rental industry is highly competitive and highly fragmented. Many of the markets in which we operate are served by numerous competitors, ranging from national equipment rental companies, like ourselves, to smaller multi-regional companies and small, independent businesses with a limited number of locations. See “Business—Competition.” Some of our principal competitors are less leveraged than we are, have greater financial resources, may be more geographically diversified, may have greater name recognition than we do and may be better able to withstand adverse market conditions within the industry. We generally compete on the basis of, among other things, quality and breadth of service, expertise, reliability, price and the size, mix and relative attractiveness of our rental equipment fleet, which is significantly affected by the level of our capital expenditures. If we are required to reduce or delay capital expenditures for any reason, including due to restrictions contained in the Senior ABL Facilities and the Senior Term Facility, together, the Senior Credit Facilities, or the indenture governing the Notes (as defined under “Supplemental Information”), the aging of our rental fleet may place us at a disadvantage compared to our competitors and adversely impact our pricing. In addition, our competitors may seek to compete aggressively on the basis of pricing. To the extent that we choose to match our competitors’ downward pricing, it could have a material adverse impact on our results of operations. To the extent that we choose not to match or remain within a reasonable competitive distance from our competitors’ pricing, it could also have a material adverse impact on our results of operations, as we may lose rental volume.

We may also encounter increased competition from existing competitors or new market entrants in the future, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our revenues and operating results may fluctuate and any unexpected periods of decline could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our revenues and operating results have varied historically from period to period and may continue to do so. We have identified below certain of the factors which may cause our revenues and operating results to vary:

•	changes in demand for our equipment or the prices we charge due to changes in economic conditions, competition or other factors;

•	the timing of expenditures for new equipment and the disposal of used equipment;

•	changes in the interest rates applicable to our variable rate debt;

•	general economic conditions in the markets where we operate;

•	the cyclical nature of our customers’ businesses, particularly those operating in the non-residential construction and industrial sectors;

•	price changes in response to competitive factors;

•	seasonal rental patterns, with rental activity tending to be lowest in the winter;

•	timing of acquisitions and new location openings and related costs;

•	labor shortages, work stoppages or other labor difficulties;

•	possible unrecorded liabilities of acquired companies;

•	our effectiveness in integrating acquired businesses and new locations into our existing operations; and

•	possible write-offs or exceptional charges due to changes in applicable accounting standards, impairment of obsolete or damaged equipment or other assets, or the refinancing of our existing debt.

One or a number of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our expenses could increase and our relationships with our customers could be hurt if there is an adverse change in our relationships with our equipment suppliers or if our suppliers are unable to provide us with products we rely on to generate revenues.

All of our inventory consists of equipment products that we purchase from various suppliers and manufacturers. We rely on these suppliers and manufacturers to provide us with equipment which we then rent to our customers. We have not entered into any long-term equipment supply arrangements with manufacturers. To the extent we are unable to rely on these suppliers and manufacturers, either due to an adverse change in our relationships with them, or if they significantly raised their costs, or such suppliers or manufacturers simply are unable to supply us with equipment in a timely manner, our business could be adversely affected through higher costs or the resulting potential inability to service our customers. We may experience delays in receiving equipment from some manufacturers due to factors beyond our control, including raw material shortages, and, to the extent that we experience any such delays, our business could be hurt by the resulting inability to service our customers. In addition, while we have negotiated favorable payment terms with the suppliers that provide us with the majority of our equipment, these payment terms may not be available to us at a later time.

If our operating costs increase as our rental fleet ages and we are unable to pass along such costs, our earnings will decrease.

As our fleet of rental equipment ages, the cost of maintaining such equipment, if not replaced within a certain period of time, will likely increase. The costs of maintenance may materially increase in the future. Any material increase in such costs could have a material adverse effect on our business, financial condition and results of operations.

The cost of new equipment we use in our rental fleet is increasing and therefore we may spend more for replacement equipment, and in some cases we may not be able to procure equipment on a timely basis due to supplier constraints.

The cost of new equipment used in our rental fleet increased in 2005 and 2006 and in the three months ended March 31, 2007. These cost increases are due primarily to increased material costs, including increases in the cost of steel, which is a primary material used in most of the equipment we use, and increases in the cost of fuel, which is used in the manufacturing process and in delivering equipment to us. Although these increases did not have a significant impact on our financial conditions and results of operations in the last fiscal year, these increases could materially adversely impact our financial condition and results of operations in future periods.

Our rental fleet is subject to residual value risk upon disposition.

The market value of any given piece of rental equipment could be less than its depreciated value at the time it is sold. The market value of used rental equipment depends on several factors, including:

•	the market price for new equipment of a like kind;

•	wear and tear on the equipment relative to its age and the performance of preventive maintenance;

•	the time of year that it is sold;

•	worldwide and domestic demand for used equipment; and

•	general economic conditions.

We include in income from operations the difference between the sales price and the depreciated value of an item of equipment sold. Changes in our assumptions regarding depreciation could change both our depreciation expense as well as the gain or loss realized upon disposal of equipment. Sales of our used rental equipment at prices that fall significantly below our projections, or our inability to sell such equipment at all, could have a negative impact on our results of operations.

Our reliance on available borrowings under our Senior ABL Facilities and cash from operating activities to purchase new equipment subjects us to a number of risks, many of which are beyond our control.

We rely significantly on available borrowings under our Senior ABL Facilities to purchase equipment. As of March 31, 2007, we had approximately $483 million of available borrowings under the revolving credit portion of our Senior ABL Facilities. If our access to such financing were unavailable, reduced or were to become significantly more expensive for any reason, including, without limitation, due to our inability to meet the coverage ratio or leverage ratio tests in our Senior ABL Facilities or satisfy any other condition in the facilities or due to an increase in interest rates generally, we may not be able to finance new equipment acquisitions on favorable terms, or at all. In addition, if we are unable to generate excess cash from operating activities after servicing our debt due to negative economic or industry trends including, among others, those set forth above under “—Our business could be hurt by a decline in non-residential construction and industrial activities or a decline in the amount of construction equipment that is rented” and “—We face intense competition that may lead to downward pricing, or an inability to increase prices, which could have a material adverse impact on our results of operations,” and we are not able to finance new equipment acquisitions, we may not be able to make necessary equipment rental acquisitions at all.

Any failure of ACAB and ACF to indemnify us against and defend us from certain claims in accordance with the terms of the Recapitalization Agreement could have a material adverse effect on us.

Pursuant to the Recapitalization Agreement, and subject to certain limitations set forth therein, ACAB and ACF have agreed to indemnify RSC Holdings and its subsidiaries against and defend us from all losses, including costs and reasonable expenses, resulting from certain claims related to the Recapitalization, our business and our former businesses including, without limitation: claims alleging exposure to silica and asbestos; the transfer of certain businesses owned by RSC Holdings but not acquired by the Sponsors in connection with the Recapitalization; certain employee-related matters; any activities, operations or business conducted by RSC Holdings or any of its affiliates other than our business; and certain tax matters. ACAB’s and ACF’s indemnity for claims related to alleged exposure to silica entitles us to coverage for one-half of all silica related losses until the aggregate amount of such losses equals $10 million and to coverage for such losses in excess of $10 million until the aggregate amount of such losses equals $35 million. ACAB’s and ACF’s general indemnity for breach of representations and warranties related to our business covers aggregate losses in excess of $33 million, excluding any individual loss of less than $75,000, and the maximum we can recover is 20% of the recapitalization purchase price set forth in the Recapitalization Agreement, or the Recapitalization Purchase Price, as adjusted in accordance with the Recapitalization Agreement. Furthermore, ACAB and ACF may not have sufficient assets, income and access to financing to enable them to satisfy their indemnification obligations under the Recapitalization Agreement or that they will continue to honor those obligations. If ACAB or ACF do not satisfy or otherwise honor their obligations, we may be forced to bear the losses described above. Any failure by ACAB or ACF to perform these obligations could have a material adverse effect on us.

Disruptions in our information technology systems could limit our ability to effectively monitor and control our operations and adversely affect our operating results.

Our information technology systems facilitate our ability to monitor and control our operations and adjust to changing market conditions. Any disruptions in these systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, materially adversely affect our financial condition or operating results by limiting our capacity to effectively monitor and control our operations and adjust to changing market conditions in a timely manner. In addition, because our systems contain information about individuals and businesses, our failure to maintain the security of the data we hold, whether the result of our own error or the malfeasance or errors of others, could harm our reputation or give rise to legal liabilities leading to lower revenues, increased costs and other material adverse effects on our results of operations.

The Sponsors or their affiliates may compete directly against us.

Corporate opportunities may arise in the area of potential competitive business activities that may be attractive to us as well as to one or more of the Sponsors or their affiliates, including through potential acquisitions by one or more Sponsors or their affiliates of competing businesses. Any competition could intensify if an affiliate or subsidiary of one or more of the Sponsors were to enter into or acquire a business similar to our equipment rental operations. Given that we are not controlled by any one of the Sponsors, the Sponsors and their affiliates may be inclined to direct relevant corporate opportunities to entities which they control individually rather than to us. In addition, our amended and restated certificate of incorporation will provide that the Sponsors are under no obligation to communicate or offer any corporate opportunity to us, even if such opportunity might reasonably have been expected to be of interest to us or our subsidiaries. See “Description of Capital Stock” and “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

ACAB may compete against us in the future.

Certain affiliates of ACAB are participants in the equipment rental industry. In addition, following the expiration of a non-compete provision in the Recapitalization Agreement two years following November 27, 2006, or the Recapitalization Closing Date, ACAB and its affiliates will be free to compete with us in the rental equipment industry in the United States and Canada. In addition, nothing in the Recapitalization Agreement prohibits ACAB and its affiliates from (i) conducting (a) any business they conduct immediately prior to closing, including the operation of the Prime Energy division’s oil-free compressor equipment rental and sales business, which was transferred to an affiliate of ACAB, (b) the business of selling, renting (as long as such renting is not in competition with our business) and leasing products they manufacture, or selling used equipment, or (c) the rental equipment business outside of the United States and Canada, (ii) investing in or holding not more than 10% of the outstanding capital stock of an entity that competes with us or (iii) acquiring and continuing to own and operate an entity that competes with us, provided the rental revenues of such entity in the United States and Canada account for no more than 20% of such entity’s consolidated revenues at the time of such acquisition. Therefore, notwithstanding the non-compete provision of the Recapitalization Agreement, ACAB and its affiliates may, to the extent described above, compete against us.

If we decide to acquire or combine with one or more businesses in the future, any such transaction could pose integration problems or have an adverse effect on our results of operations.

We have grown our business in recent years, and we intend to continue to grow our business, primarily through internal growth. We do, however, from time to time consider opportunistic acquisitions and combination opportunities. If we were to pursue any such transaction, we would face integration risks including, without limitation:

•	potential disruption of our ongoing business and distraction of management;

•	difficulty integrating the acquired business; and

•	exposure to unknown liabilities, including litigation against the companies we may acquire.

If we make acquisitions or enter into combinations in the future, transaction-related accounting charges may affect our balance sheet and results of operations. In addition, the financing of any significant transaction may result in changes in our capital structure, including the incurrence of additional indebtedness. We may not be successful in addressing these risks or any other problems encountered in connection with any such transaction.

If we fail to retain key management and personnel, we may be unable to implement our business plan.

One of the most important factors in our ability to profitably execute our business plan is our ability to attract, develop and retain qualified personnel, particularly regional and district management. Our success in attracting and retaining qualified people is dependent on the resources available in individual geographic areas and the impact on the labor supply due to general economic conditions as well as our ability to provide a competitive compensation package and work environment.

We are exposed to various possible claims relating to our business and our insurance may not fully protect us.

We are exposed to various possible claims relating to our business. These possible claims include those relating to (1) personal injury or death caused by equipment rented or sold by us, (2) motor vehicle accidents involving our vehicles and our employees, (3) employment-related claims, (4) property damage and pollution related claims and (5) commercial claims. Our insurance policies have deductibles or self-insured retentions of $1 million for general liability and $1.5 million for automobile liability, on a per occurrence basis; $500,000 per occurrence for workers’ compensation claims; and $250,000 per occurrence for pollution coverage. Currently, we believe that we have adequate insurance coverage for the protection of our assets and operations. However, our insurance may not fully protect us for certain types of claims, such as claims for punitive damages or for damages arising from intentional misconduct, which are often alleged in third party lawsuits. In addition, we may be exposed to uninsured liability at levels in excess of our policy limits.

If we are found liable for any significant claims that are not covered by insurance, our liquidity and operating results could be materially adversely affected. It is possible that our insurance carrier may disclaim coverage for any class action and derivative lawsuits against us. It is also possible that some or all of the insurance that is currently available to us will not be available in the future on economically reasonable terms, or not available at all.

We may be unable to establish and/or maintain an effective system of internal control over financial reporting and comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other related provisions of the U.S. securities laws.

In connection with this initial public offering, we will be required to file certain reports, including annual and quarterly periodic reports, under the Securities Exchange Act of 1934. The Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. Under the Commission’s rules as currently in effect, Section 404 of the Sarbanes-Oxley Act will apply to our second annual report on Form 10-K. In addition, beginning with our first periodic report filed after we file our second annual report on Form 10-K, we will be required to report in each periodic report that we file with the Commission as to any changes in our internal control over financial reporting since the preceding fiscal quarter and the effectiveness and adequacy of our disclosure controls and procedures. Our reporting obligations under the U.S. securities laws will place additional burdens on our management, operational and financial resources and systems. To the extent that we are unable to establish and/or maintain effective internal control over financial reporting and/or disclosure controls and procedures, we may be unable to produce reliable financial reports and/or public disclosure, detect and prevent fraud and comply with our reporting obligations under the U.S. securities laws on a timely basis. Any such failure could harm our business and negatively affect the market value of your investment in our common stock. In addition, failure to achieve and maintain effective internal control over financial reporting and/or disclosure controls and procedures could result in the loss of investor confidence in the reliability of our financial statements and public disclosure and a loss of customers, which in turn could harm our business and negatively affect the market value of your investment in our common stock.

Environmental, health and safety laws, regulations and requirements and the costs of complying with them, or any liability or obligation imposed under them, could adversely affect our financial position, results of operations or cash flow.

Our operations are subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations. These laws regulate releases of petroleum products and other hazardous substances into the environment as well as storage, treatment, transport and disposal of wastes, and the remediation of soil and groundwater contamination. In addition, certain of our customers require us to maintain certain safety levels. Failure to maintain such levels could lead to a loss of such customers.

These laws also regulate our ownership and operation of tanks used for the storage of petroleum products and other regulated substances.

We have made, and will continue to make, expenditures to comply with environmental laws and regulations, including, among others, expenditures for the investigation and cleanup of contamination at or emanating from, currently and formerly owned and leased properties, as well as contamination at other locations at which our wastes have reportedly been identified. Some of these laws impose strict and in certain circumstances joint and several liability on current and former owners or operators of contaminated sites for costs of investigation and remediation.

Compliance with existing or future environmental, health and safety requirements may require material expenditures by us or otherwise have a material adverse effect on our consolidated financial position, results of operations or cash flow.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.

Our ability to compete effectively depends in part upon our rights in trademarks, copyrights and other intellectual property rights we own or license. Our use of contractual provisions, confidentiality procedures and agreements, and trademark, copyright, unfair competition, trade secret and other laws to protect our intellectual property and other proprietary rights may not be adequate. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our services or our use of intellectual property infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful claim of trademark, copyright or other intellectual property infringement against us could prevent us from providing services, which could have a material adverse effect on our business, financial condition or results of operations.

We face risks related to changes in our ownership.

Certain of our agreements with third parties, including our real property leases, require the consent of such parties in connection with any change in ownership of us. We will generally seek such consents and waivers, although we may not seek certain consents if our not obtaining them will not, in our view, have a material adverse effect on our consolidated financial position or results of operations. If we fail to obtain any required consent or waiver, the applicable third parties could seek to terminate their agreement with us and, as a result, our ability to conduct our business could be impaired until we are able to enter into replacement agreements, resulting in a material adverse effect on our results of operations or financial condition.

Risks Related to Our Substantial Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial condition, our ability to obtain financing in the future and our ability to react to changes in our business.

We have a significant amount of debt. As of March 31, 2007, on a pro forma basis after giving effect to this offering and the use of the net proceeds therefrom as described in “Use of Proceeds,” we would have had approximately $2,755.1 million of debt outstanding.

Our substantial debt could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations to the holders of our Notes and to the lenders under our Senior Credit Facilities, resulting in possible defaults on and acceleration of such indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, which would reduce the availability of our cash flow from operations to fund working capital, capital expenditures or other general corporate purposes;

•	increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations, because a portion of our borrowings, including under the Senior Credit Facilities, is at variable rates of interest;

•	place us at a competitive disadvantage to our competitors with proportionately less debt or comparable debt at more favorable interest rates;

•	limit our ability to refinance our existing indebtedness or borrow additional funds in the future;

•	limit our flexibility in planning for, or reacting to, changing conditions in our business and industry; and

•	limit our ability to react to competitive pressures, or make it difficult for us to carry out capital spending that is necessary or important to our growth strategy and our efforts to improve operating margins.

Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations.

Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantial additional debt, which could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the instruments governing our indebtedness do not prohibit us or fully prohibit us or our subsidiaries from doing so. Both the Senior ABL Facilities and the Senior

Term Facility permit additional borrowings beyond the committed financing thereunder under certain circumstances. If new debt is added to our current debt levels, the related risks that we now face would increase. In addition, the instruments governing our indebtedness do not prevent us or our subsidiaries from incurring obligations that do not constitute indebtedness.

We may not be able to generate sufficient cash to service all of our debt, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments on, or to refinance our obligations under, our debt will depend on our financial and operating performance and that of our subsidiaries, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our control. See the table under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Contractual Obligations” for disclosure regarding the amount of cash required to service our debt.

We may not maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our debt. In the future, our cash flow and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. We may not be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of debt and the debt incurrence restrictions imposed by the agreements governing our debt, as well as prevailing market conditions. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The instruments governing our indebtedness restrict our ability to dispose of assets and use the proceeds from any such dispositions. We may not be able to consummate those sales, or if we do, at an opportune time, and the proceeds that we realize may not be adequate to meet debt service obligations when due.

A significant portion of our outstanding indebtedness is secured by substantially all of our consolidated assets. As a result of these security interests, such assets would only be available to satisfy claims of our general creditors or to holders of our equity securities if we were to become insolvent to the extent the value of such assets exceeded the amount of our indebtedness and other obligations. In addition, the existence of these security interests may adversely affect our financial flexibility.

Indebtedness under our Senior Credit Facilities is secured by a lien on substantially all our assets. Accordingly, if an event of default were to occur under our Senior Credit Facilities, the senior secured lenders under such facilities would have a prior right to our assets, to the exclusion of our general creditors. In that event, our assets would first be used to repay in full all indebtedness and other obligations secured by them (including all amounts outstanding under our Senior Credit Facilities), resulting in all or a portion of our assets being unavailable to satisfy the claims of our unsecured indebtedness, including our Notes. Only after satisfying the claims of our unsecured creditors and our subsidiaries’ unsecured creditors would any amount be available for our equity holders.

As of March 31, 2007, substantially all of our consolidated assets, including our equipment rental fleets, have been pledged for the benefit of the lenders under our Senior Credit Facilities. As a result, the lenders under these facilities would have a prior claim on such assets in the event of our bankruptcy, insolvency, liquidation or reorganization, and we may not have sufficient funds to pay all of our creditors. In that event, holders of our equity securities would not be entitled to receive any of our assets or the proceeds therefrom. See “Description of Certain Indebtedness—Senior Credit Facilities—Senior Term Facility—Guarantees; Security” and “—Senior ABL Facilities—Guarantees; Security.” As discussed below, the pledge of these assets and other restrictions may limit our flexibility in raising capital for other purposes. Because substantially all of our assets are pledged under these financing arrangements, our ability to incur additional secured indebtedness or to sell or dispose of assets to raise capital may be impaired, which could have an adverse effect on our financial flexibility.

Restrictive covenants in certain of the agreements and instruments governing our indebtedness may adversely affect our financial flexibility.

Our Senior Credit Facilities contain covenants that, among other things, restrict RSC’s and RSC Holdings III, LLC’s ability to:

•	incur additional indebtedness or provide guarantees;

•	engage in mergers, acquisitions or dispositions;

•	enter into sale-leaseback transactions;

•	make dividends and other restricted payments;

•	prepay other indebtedness;

•	engage in certain transactions with affiliates;

•	make other investments;

•	change the nature of our business;

•	incur liens;

•	take actions other than those enumerated; and

•	amend specified debt agreements.

In addition, under the Senior ABL Facilities, if we fail to maintain a specified minimum level of borrowing capacity, we will then be subject to financial covenants, including covenants that will obligate us to maintain a specified leverage ratio and a specified fixed charges coverage ratio. Our ability to comply with these covenants in future periods will depend on our ongoing financial and operating performance, which in turn will be subject to economic conditions and to financial, market and competitive factors, many of which are beyond our control. Our ability to comply with these covenants in future periods will also depend substantially on the pricing of our products and services, our success at implementing cost reduction initiatives and our ability to successfully implement our overall business strategy.

The indenture governing the Notes also contains restrictive covenants that, among other things, limit RSC Holdings III, LLC’s ability and the ability of its restricted subsidiaries to:

•	incur additional debt;

•	pay dividends or distributions on their capital stock or repurchase their capital stock;

•	make certain investments;

•	create liens on their assets to secure debt;

•	enter into certain transactions with affiliates;

•	create limitations on the ability of the restricted subsidiaries to make dividends or distributions to their respective parents;

•	merge or consolidate with another company; and

•	transfer and sell assets.

Our ability to comply with the covenants and restrictions contained in the Senior Credit Facilities and the indenture governing the Notes may be affected by economic, financial and industry conditions beyond our control. The breach of any of these covenants or restrictions could result in a default under either the Senior Credit Facilities or the indenture that would permit the applicable lenders or noteholders, as the case may be, to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. In any such case, we may be unable to make borrowings under the Senior Credit Facilities and may not be able to repay the amounts due under the Senior Credit Facilities and the Notes. This could have a material adverse effect on our financial condition and results of operations and could cause us to become bankrupt or insolvent.

The instruments governing our debt contain cross default or cross acceleration provisions that may cause all of the debt issued under such instruments to become immediately due and payable as a result of a default under an unrelated debt instrument.

Our failure to comply with the obligations contained in the indenture governing our Notes and the agreements governing our Senior Credit Facilities or other instruments governing our indebtedness could result in an event of default under the applicable instrument, which could result in the related debt and the debt issued under other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which funds may not be available to us on favorable terms, on a timely basis or at all. Alternatively, such a default could require us to sell our assets and otherwise curtail our operations in order to pay our creditors. Such alternative measures could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Common Stock and This Offering

RSC Holdings is a holding company with no operations of its own that depends on its subsidiaries for cash.

The operations of RSC Holdings are conducted almost entirely through its subsidiaries and its ability to generate cash to meet its debt service obligations or to pay dividends is highly dependent on the earnings and the receipt of funds from its subsidiaries via dividends or intercompany loans. However, none of the subsidiaries of RSC Holdings is obligated to make funds available to RSC Holdings for the payment of dividends. In addition, payments of dividends and interest among the companies in our group may be subject to withholding taxes. Further, the indenture governing the Notes and the Senior Credit Facilities significantly restrict the ability of the subsidiaries of RSC Holdings to pay dividends or otherwise transfer assets to RSC Holdings. See “Risk Factors—Risks Related to Our Substantial Indebtedness—Restrictive covenants in certain of the agreements and instruments governing our indebtedness may adversely affect our financial flexibility.” In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

There currently exists no market for our common stock. An active trading market may not develop for our common stock. If our stock price fluctuates after this offering, you could lose all or a significant part of your investment.

Prior to this offering, there was no public market for shares of our common stock. An active market may not develop following the completion of this offering or, if developed, may not be maintained. We and the selling stockholders have negotiated the initial public offering price with the underwriters. The initial public offering price may not be indicative of the price at which our common stock will trade following completion of this offering. The market price of our common stock may also be influenced by many factors, some of which are beyond our control, including:

•	securities analysts elect not to cover our common stock after this offering, changes in financial estimates by analysts or a downgrade of our stock or our sector by analysts;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	variations in quarterly operating results;

•	loss of a large customer or supplier;

•	general economic conditions;

•	war, terrorist acts and epidemic disease;

•	future sales of our common stock; and

•	investor perceptions of us and the equipment rental industry.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

A few significant stockholders control the direction of our business. If the ownership of our common stock continues to be highly concentrated, it will prevent you and other stockholders from influencing significant corporate decisions.

Following the completion of this offering, Ripplewood and Oak Hill will each beneficially own approximately 34% of the outstanding shares of our common stock assuming that the underwriters do not exercise their option to purchase additional shares. Ripplewood, Oak Hill, ACF and RSC Holdings are parties to a stockholders agreement, or the Stockholders Agreement, pursuant to which the Sponsors currently have the ability to cause the election of a majority of our Board of Directors. Under the terms of the Amended and Restated Stockholders Agreement to be entered into in connection with this offering, the Sponsors will continue to have the right to nominate a majority of the members of our Board of Directors and to exercise control over matters requiring stockholder approval and our policy and affairs, for example, by being able to direct the use of proceeds received from this and future security offerings. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” In addition, following the consummation of this offering, we will be a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, currently intend to rely on exemptions from certain corporate governance requirements.

The concentrated holdings of the Sponsors, certain provisions of the Amended and Restated Stockholders Agreement and the presence of the Sponsors’ nominees on our Board of Directors may result in a delay or the deterrence of possible changes in control of our company, which may reduce the market price of our common stock. The interests of our existing stockholders may conflict with the interests of our other stockholders. Our Board of Directors intends to adopt corporate governance guidelines that will, among other things, address potential conflicts between a director’s interests and our interests. In addition, we intend to adopt a code of business conduct that, among other things, requires our employees to avoid actions or relationships that might conflict or appear to conflict with their job responsibilities or the interests of RSC Holdings and to disclose their outside activities, financial interests or relationships that may present a possible conflict of interest or the appearance of a conflict to management or corporate counsel. These corporate governance guidelines and code of business ethics will not, by themselves, prohibit transactions with our principal stockholders.

Our share price may decline due to the large number of shares eligible for future sale.

Sales of substantial amounts of our common stock, or the possibility of such sales, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities.

Upon consummation of this offering, there will be 103,147,591 shares of common stock outstanding. Of these shares, the shares of common stock sold in the offering will be freely transferable without restriction or further registration under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining 82,314,258 shares of common stock outstanding will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144 or pursuant to an exemption from registration under Rule 701 under the Securities Act. Upon completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of common stock to be issued under our stock incentive plan and, as a result, all shares of common stock acquired upon exercise of stock options and other equity-based awards granted under this plan will also be freely tradable under the Securities Act unless purchased by our affiliates. A total of 5,790,959 shares of common stock are reserved for issuance under our stock incentive plan. As of March 31, 2007, there were stock options outstanding to purchase a total of 4,395,921 shares of our common stock.

We, the Sponsors, our executive officers and directors and ACF have agreed to a “lock-up,” meaning that, subject to certain exceptions, neither we nor they will sell any shares without the prior consent of the representatives of the underwriters for 180 days after the date of this prospectus. Following the expiration of this 180-day lock-up period, 82,314,258 of these shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future. In addition, our existing stockholders have the right under certain circumstances to require that we register their shares for resale. As of March 31, 2007, these registration rights apply to the 69,510,661 shares of our outstanding common stock owned by the Sponsors.

In addition, sales of our common stock that result in certain persons associated with the Sponsors holding less than 40% in the aggregate of the number of shares of our common stock held by them on the Recapitalization Closing Date will result in requiring us to pay current interest on any contingent earn-out notes that we may have issued. See “Recent Transactions—The Recapitalization—Contingent Earn-Out Notes.”

Purchasers of our common stock will experience immediate and substantial dilution resulting in their shares being worth less on a net tangible book value basis than the amount they invested.

The initial public offering price is expected to be significantly higher than the net tangible book value per share of our common stock. Purchasers of the common stock in this offering will experience an immediate dilution in net tangible book value of $34.41 per share of common stock purchased. In the past, we issued options to acquire shares of common stock at prices that may be significantly below the initial public offering price. To the extent that these outstanding options are exercised, there may be further dilution to investors. Accordingly, in the event we are liquidated, investors may not receive the full amount of their investment. See “Dilution.”

Our certificate of incorporation, by-laws and Delaware law may discourage takeovers and business combinations that our stockholders might consider in their best interests.

A number of provisions we intend to include, effective as of the offering, in our certificate of incorporation and by-laws may have the effect of delaying, deterring, preventing or rendering more difficult a change in control of RSC Holdings that our stockholders might consider in their best interests. These provisions include:

•	establishment of a classified Board of Directors, with staggered terms;

•	granting to the Board of Directors sole power to set the number of directors and to fill any vacancy on the Board of Directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	limitations on the ability of stockholders to remove directors;

•	the ability of the Board of Directors to designate and issue one or more series of preferred stock without stockholder approval, the terms of which may be determined at the sole discretion of the Board of Directors;

•	prohibition on stockholders from calling special meetings of stockholders;

•	establishment of advance notice requirements for stockholder proposals and nominations for election to the Board of Directors at stockholder meetings; and

•	prohibiting our stockholders from acting by written consent if the Sponsors cease to collectively hold a majority of our outstanding common stock.

These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future. In addition, we expect to opt out of Section 203 of the Delaware General Corporation Law, which would have otherwise imposed additional requirements regarding mergers and other business combinations.

Our certificate of incorporation and by-laws may also make it difficult for stockholders to replace or remove our management. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

See “Description of Capital Stock” for additional information on the anti-takeover measures applicable to us.

SUPPLEMENTAL INFORMATION

We have not authorized anyone to give you any information or to make any representations about the transactions we discuss in this prospectus other than those contained in this prospectus, any free writing prospectus prepared by us or any other information to which we have specifically referred you. If you are given any information or representation about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell anywhere or to anyone where or to whom we are not permitted to offer to sell securities under applicable law.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.

We have filed with the U.S. Securities and Exchange Commission, or the “Commission,” a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. With respect to statements in this prospectus about the contents of any contract, agreement or other document, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement.

The public may read and copy any reports or other information that we and our subsidiaries file with the Commission. Such filings are available to the public over the Internet at the Commission’s website at http://www.sec.gov. The Commission’s website is included in this prospectus as an inactive textual reference only. You may also read and copy any document that we file with the Commission at its public reference room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330.

RSC®, RSC Online®, RSC Equipment Rental® and Total Control® are four of our many trademarks. This prospectus also refers to brand names, trademarks or service marks of other companies. All brand names and other trademarks or service marks cited in this prospectus are the property of their respective holders.

Our website http://www.rscrental.com is included in this prospectus as an inactive textual reference only.

Unless the context otherwise requires, in this prospectus, (i) “RSC Holdings” means RSC Holdings Inc., formerly known as Atlas Copco North America Inc., the issuer of the common stock offered by this prospectus and the ultimate parent company of our operating subsidiaries, (ii) “RSC” means RSC Equipment Rental, Inc., formerly known as Rental Service Corporation, our primary operating company and an indirect wholly owned subsidiary of RSC Holdings, (iii) “we,” “us” and “our” mean RSC Holdings and its consolidated subsidiaries, including RSC, (iv) “equipment” means industrial, construction and material handling equipment, (v) “Notes” and “Senior Notes” refer to the 9 1/2% Senior Notes issued and sold by Rental Service Corporation and RSC Holdings III, LLC on November 27, 2006, (vi) we assume no exercise of the underwriters’ option to purchase additional shares pursuant to the overallotment option, (vii) we assume that we will issue 12,500,000 shares of common stock in this offering and (viii) the information included herein gives effect to a 37.435 for 1 stock split to be effected prior to the completion of this offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts included in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “plan”, “seek”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe” or “continue” or the negative thereof or variations thereon or similar terminology.

Forward-looking statements include the statements in this prospectus regarding, among other things: management forecasts; efficiencies; cost savings and opportunities to increase productivity and profitability; income and margins; liquidity; anticipated growth; economies of scale; the economy; future economic performance; our ability to maintain profitability during adverse economic cycles and unfavorable external events; our business strategies; future acquisitions and dispositions; litigation; potential and contingent liabilities; management’s plans; taxes; and refinancing of existing debt.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations are set forth below and disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the following cautionary statements:

•	the effect of an economic downturn or other factors resulting in a decline in non-residential construction and capital investment;

•	increased competition from other companies in our industry and our inability to increase or maintain our prices;

•	our ability to obtain equipment at competitive prices;

•	changes in the attitude of our customers toward renting, as compared with purchasing, equipment;

•	our ability to generate cash and/or incur additional indebtedness to finance equipment purchases;

•	heavy reliance on centralized information systems;

•	exposure to claims for personal injury, death and property damage resulting from the use of equipment rented or sold by us;

•	the ability and willingness of ACAB and ACF to continue to meet and/or perform their obligations under the Recapitalization Agreement to indemnify for and defend us against various matters, including, but not limited to, litigation relating to alleged exposure to silica and asbestos;

•	the effect of changes in laws and regulations, including those relating to the environment and customer privacy, among others;

•	risks related to our substantial amount of indebtedness;

•	fluctuations in fuel or supply costs;

•	claims that the software products and information systems on which we rely infringe on the intellectual property rights of others; and

•	the other factors described under the caption “Risk Factors.”

In light of these risks, uncertainties and assumptions, the forward-looking statements contained in this prospectus might not prove to be accurate and you should not place undue reliance upon them. All forward-looking statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET AND INDUSTRY DATA

Information in this prospectus about the equipment rental industry, including our general expectations concerning the industry and our market position and market share, is based on estimates prepared using data from various sources and on assumptions made by us. We believe data regarding the equipment rental industry and our market position and market share within this industry is inherently imprecise, but generally indicate our size and position and market share within this industry. In particular, we made certain determinations of market size and market share within our industry based on information from American Rental Association, Daniel Kaplan Associates, Global Insight, Manfredi & Associates and Rental Equipment Register, and our determinations of certain economic conditions in the markets we service are based on information from Maximus Advisors. Unless indicated otherwise, statements regarding our size, our market share and the size of our markets are based on rental revenues. Although we believe that the information provided by third parties is generally accurate, we have not independently verified any of that information. Third party industry publications and forecasts generally state that the information contained therein has been obtained from sources generally believed to be reliable. While we are not aware of any misstatements regarding any industry data presented in this prospectus, our estimates, in particular as they relate to our general expectations concerning the equipment rental industry, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors.”

RECENT TRANSACTIONS

The Recapitalization

Pursuant to the Recapitalization Agreement, on the Recapitalization Closing Date, the Sponsors acquired and currently own approximately 85% of RSC Holdings’ common stock. In connection with the Recapitalization, certain of our subsidiaries issued and sold the Notes as well as entered into the Senior ABL Facilities, comprised of a $250 million term facility and a $1,450 million revolving facility, and a $1,130 million Senior Term Facility. For a more detailed description of these facilities and our outstanding indebtedness thereunder, see “Description of Certain Indebtedness — Senior Credit Facilities.”

Recapitalization Agreement

The Recapitalization Agreement contains customary representations, warranties and covenants. The Recapitalization Agreement also provides that ACAB and ACF will indemnify RSC Holdings and its affiliates, including Ripplewood and Oak Hill, and their respective officers, directors, stockholders, employees, agents and representatives with respect to breaches of representations, warranties, covenants and certain other matters, in each case, subject to certain time limitations and dollar amounts, and that RSC Holdings will indemnify ACAB, ACF and their respective affiliates and their respective officers, directors, stockholders, employees, agents and representatives with respect to breaches of representations, warranties, covenants and certain other matters, in each case, subject to certain time limitations and dollar amounts. See “Business—Legal Proceedings.”

On the Recapitalization Closing Date, since RSC Holdings’ closing capital, as determined pursuant to a modified net worth formula set forth in the Recapitalization Agreement, was estimated to be more than the agreed-upon benchmark, the Recapitalization Purchase Price was increased by the amount of such excess over the benchmark, which was $34.4 million. This $34.4 million purchase price adjustment was paid to ACF on the Recapitalization Closing Date. The Recapitalization Agreement also provides for a post-closing adjustment to the Recapitalization Purchase Price based on a preliminary closing statement prepared by RSC Holdings and revised by ACAB. Since the calculation of the final adjustments showed that ACAB’s estimate of the net amount of adjustments to the Recapitalization Purchase Price was lower than the actual net amount of such adjustments by $18.0 million, on March 9, 2007, RSC paid such amount to ACAB. RSC Holdings, RSC, ACAB and ACF entered into a final closing statement agreement, dated March 9, 2007, in which (i) ACF acknowledged receipt of the $18.0 million payment, (ii) the parties thereto agreed that the preliminary closing statement, prepared by RSC Holdings and modified as a result of ACAB’s review, is the final closing statement and (iii) ACAB and ACF released RSC Holdings, RSC and their affiliates from any further liability under the purchase price adjustment mechanism contained in the Recapitalization Agreement. RSC obtained the funds necessary to make the purchase price adjustment payments by drawing on available borrowings under the Senior ABL Facilities.

Contingent Earn-Out Notes

RSC Holdings may be required to issue contingent earn-out notes pursuant to the Recapitalization Agreement if RSC achieves cumulative adjusted EBITDA (as defined in the Recapitalization Agreement) targets described below. If RSC’s cumulative adjusted EBITDA for the fiscal years ended December 31, 2006 and December 31, 2007 (the “2006-2007 EBITDA”) is at least $1.54 billion, then on April 1, 2008, RSC Holdings will issue to ACF a contingent earn-out note, in a principal amount equal to:

(i) $150 million if the 2006-2007 EBITDA is $1.662 billion or greater;

(ii) If the 2006-2007 EBITDA is between $1.54 billion and $1.662 billion, an amount equal to (x) $150 million multiplied by (y) a fraction (A) the numerator of which is an amount equal to the 2006-2007 EBITDA minus $1.54 billion and (B) the denominator of which is $122 million; and

(iii) An additional amount, computed like interest (compounded semiannually) at the lesser of 11.5% per annum and the applicable federal rate plus 4.99% per annum from April 1, 2008 until the contingent earn-out note is issued, on the amount described in clause (i) or clause (ii) above, as applicable.

If RSC’s cumulative adjusted EBITDA for the fiscal year ended December 31, 2008 (the “2008 EBITDA”) is at least $880 million, then on April 1, 2009, RSC Holdings will issue to ACF a second contingent earn-out note, in a principal amount equal to:

(i) $250 million if the 2008 EBITDA is $1.015 billion or greater;

(ii) If the 2008 EBITDA is between $880 million and $1.015 billion, an amount equal to (x) $250 million multiplied by (y) a fraction (A) the numerator of which is an amount equal to the 2008 EBITDA minus $880 million and (B) the denominator of which is $135 million; and

(iii) An additional amount, computed like interest (compounded semiannually) at the lesser of 11.5% per annum and the applicable federal rate plus 4.99% per annum from April 1, 2009 until the contingent earn-out note is issued, on the amount described in clause (i) or clause (ii) above, as applicable.

Each contingent earn-out note will mature on the earlier of the date that is 11 years from issuance and the date that is six months after the final maturity date of the longest dated debt of RSC Holdings or any of its subsidiaries with a principal amount in excess of $100 million outstanding on the date of issuance of such contingent earn-out note. Interest will be added to principal semi-annually and will be payable at maturity. The interest rate will be compounded semiannually and equal to the lesser of 11.5% per annum and the applicable federal rate plus 4.99% per annum.

If, after an underwritten initial public offering of RSC Holdings’s common equity, certain persons associated with the Sponsors cease to control 40% in the aggregate of the number of shares of common equity owned by such persons immediately after the closing of the Recapitalization (a “Loss of Control”), RSC Holdings must make semi-annual payments of current period interest on the contingent earn-out notes (x) first, on the longest-dated contingent earn-out notes then outstanding (pro rata among all such notes) if and to the extent 50% of available cash (as defined in the Recapitalization Agreement) on the date of such payments is sufficient to make such payments, and (y) second, on the other contingent earn-out notes then outstanding (pro rata among all such notes) if and to the extent the payments made pursuant to the foregoing clause (x) are less than 50% of available cash on such dates. Any amount of such current period interest that is not so paid on any such date shall be added to the principal. In addition, RSC Holdings will cause its subsidiaries to refrain from taking certain actions that will impair RSC Holdings’s ability to pay current interest on the contingent earn-out notes. Furthermore, following a Loss of Control, additional interest under the notes shall accrue at the semiannual interest rate that, with semiannual compounding, produces an incremental annual yield to maturity of 1.50%. The offering and sale of our common stock pursuant to this prospectus will not result in a Loss of Control.

Generally, if RSC Holdings receives after the Recapitalization Closing Date proceeds of certain dividends, redemptions or other distributions (“Qualifying Proceeds”) in excess of $150,000,000, we are required to use 50% of such excess Qualifying Proceeds, less the aggregate amount of all optional prepayments made under all of our contingent earn-out notes (the “Aggregate Optional Prepayment”), to prepay any outstanding contingent earn-out notes. However, if, after the Recapitalization Closing Date but prior to the date on which a contingent earn-out note is first issued (the “Issue Date”), we have received Qualifying Proceeds (“Pre-Issue Proceeds”) in excess of $150,000,000, we are required to use 100% of any Qualifying Proceeds received after the Issue Date (“Post-Issue Proceeds”) to prepay any outstanding notes until we have prepaid an amount equal to (x) the amount by which the Pre-Issue Proceeds exceed $150,000,000 minus (y) the Aggregate Optional Prepayment. Thereafter, we are required to use 50% of all Post-Issue Proceeds, less the Aggregate Optional Prepayments, to prepay the notes.

Recent Sale of Unregistered Securities

On or around November 17, 2006, RSC Holdings offered certain of its officers and employees, or trusts of which its officers or employees were beneficiaries, the opportunity to purchase up to 987,022 shares of RSC Holdings common stock for an aggregate offering price of up to approximately $6,440,000. The officers, employees and trusts purchased all 987,022 shares that were offered for a total purchase price of approximately $6,440,000. The purchases of the shares closed as of December 4, 2006 and December 19, 2006. All of the participating officers, employees and trusts have granted the Sponsors an irrevocable proxy to vote or act by unanimous written consent with respect to their purchased shares. Accordingly, the Sponsors have the sole authority to vote the shares held by the officers, employees and trusts.

As of the closings of their respective purchases, the officers and employees were granted stock options to purchase up to, in the aggregate, 4,395,921 additional shares of RSC Holdings common stock in the future. The stock options are subject to vesting as follows: one third of the options will vest over a five-year time period, subject to the officer’s or employee’s continued employment with RSC Holdings or its subsidiaries, and two thirds of the options will vest, or fail to vest, based on RSC Holdings’ financial performance. All stock options have an exercise price of $6.52.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 12,500,000 shares of our common stock being offered by us pursuant to this prospectus at an assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses, will be approximately $278.8 million. A $1.00 increase (decrease) in the assumed initial public offering price of $24.00 per share would increase (decrease) the net proceeds to us from this offering by $11.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. We will not receive any proceeds from the sale of 8,333,333 shares of our common stock being offered by the selling stockholders pursuant to this prospectus or the additional shares that would be sold by the selling stockholders if the underwriters exercised their overallotment option.

We intend to use the net proceeds to us from the sale by us of our common stock to (i) repay $253.7 million of the Senior Term Facility, (ii) pay a $5.1 million prepayment penalty related to our $253.7 million repayment under the Senior Term Facility and (iii) pay a termination fee of $20.0 million related to the termination of the monitoring agreement with the remainder of the proceeds, if any, to be used for general corporate purposes. For additional information regarding the monitoring agreement, see “Certain Relationships and Related Party Transactions — Monitoring, Transaction and Indemnification Agreement.”

The Senior Term Facility was entered into in connection with the Recapitalization and consists of a term loan facility in an aggregate principal amount of up to $1,130 million that matures on November 27, 2013. On the Recapitalization Closing Date, we borrowed $1,130 million under the Senior Term Facility. At our election, the interest rates under the Senior Term Facility are based on a fluctuating interest rate measured by reference to either (1) an adjusted London inter-bank offered rate, or LIBOR, plus a borrowing margin or (2) an alternate base rate plus a borrowing margin. Borrowings under the Senior Term Facility, in addition to borrowings under the Senior ABL Facilities and the Indenture and the equity investment by the Sponsors, were used by us to pay ACF the cash consideration for the Recapitalization and to pay certain related transaction fees and expenses. For additional information regarding the Senior Term Facility, see “Description of Certain Indebtedness — Senior Term Facility.” As of March 31, 2007, borrowings under the Senior Term Facility bore interest at 8.85%.

DIVIDEND POLICY

We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Our ability to pay dividends to holders of our common stock is limited as a practical matter by the Senior Credit Facilities and the indenture governing the Notes, insofar as we may seek to pay dividends out of funds made available to us, because our subsidiaries’ debt facilities directly or indirectly restrict our subsidiaries’ ability to pay dividends or make loans to us. In addition, if our contingent earn-out notes are issued, our ability to pay dividends will be restricted by our obligation to make certain mandatory prepayments to the holders of such notes. See “Recent Transactions—Recapitalization Agreement—Contingent Earn-Out Notes.” Any future determination to pay dividends on our common stock is subject to the discretion of our Board and will depend upon various factors, including our results of operations, financial condition, liquidity requirements, restrictions that may be imposed by applicable law and our contracts, and other factors deemed relevant by our Board.

CAPITALIZATION

The following table sets forth as of March 31, 2007, on a consolidated basis:

•	Our actual capitalization; and

•	Our pro forma as adjusted capitalization that gives effect to the sale of 12,500,000 shares of our common stock in this offering at an assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the use of the net proceeds therefrom.

You should read the following table in conjunction with the information in this prospectus under the captions “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data,” “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and with the unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. For a description of the debt facilities and instruments referred to below, see “Recent Transactions—The Recapitalization,” “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

	As of March 31, 2007
		Pro Forma
	Actual	as adjusted for this Offering
	(in millions)

Cash	$1.5	$1.5

Debt(1)	$3,008.8	$2,755.1
Stockholders’ equity (deficit) Preferred Stock, no par value, 500,000 shares authorized; no shares issued and outstanding	—	—
Common Stock, no par value, 300,000,000 shares authorized; (i) Actual—90,647,591 shares issued and outstanding and (ii) Pro forma—103,147,591 shares issued and outstanding	561.9	840.7
Accumulated deficit	(979.6)	(998.3)
Accumulated other comprehensive income	9.5	9.5

Total stockholders’ equity (deficit)	(408.2)	(148.1)

Total capitalization	$2,600.6	$2,607.0

(1)	Debt consists of the Notes; borrowings under our Senior Term Facility; borrowings under our Senior ABL Facilities; and capital lease obligations. For a description of these facilities, see “Description of Certain Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness Following the Recapitalization.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price of the shares of our common stock and the net tangible book value per share after this offering.

Net tangible book value (deficit) per share represents the amount of total book value of tangible assets less total liabilities, divided by the number of shares of common stock then outstanding. Our net tangible book deficit as of March 31, 2007 was $1,333.9 million, or $14.71 per share, based on the 90,647,591 shares of common stock outstanding as of such date. After giving effect to our sale of 12,500,000 shares in this offering at an assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses, our pro forma net tangible book deficit as of March 31, 2007 would have been $1,073.7 million, or $10.41 per share. This represents an immediate increase in the pro forma net tangible book value of $4.30 per share to existing stockholders and an immediate and substantial dilution of $34.41 per share to new investors purchasing shares in this offering. If the initial offering price is higher or lower, the dilution to new investors purchasing our common stock will be greater or less, respectively. The following table illustrates this dilution:

		Per Share

Assumed initial public offering price		$24.00
Net tangible book value (deficit) as of March 31, 2007	(14.71)
Increase attributable to this offering	4.30

Pro forma net tangible book value (deficit) after this offering		(10.41)

Dilution in net tangible book value to new investors		$34.41

The following table summarizes as of March 31, 2007 the total number of shares of common stock purchased from us, the total consideration paid to us, and the weighted average price per share paid by existing stockholders and by new investors purchasing shares from us in this offering at our assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and before deducting underwriting discounts and estimated offering expenses payable by us.

			Total
	Shares Acquired		Consideration		Weighted
	(in thousands)		(in thousands)		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	95,044	88%	$620,125	67%	$6.52
New investors	12,500	12	300,000	33	24.00

Total	107,544	100%	$920,125	100%	8.56

The number of shares held by the existing stockholders, which includes shares being sold by the selling stockholders, will be further reduced to the extent the underwriters exercise their overallotment option to purchase additional shares from such selling stockholders. If the underwriters fully exercise their overallotment option, the existing stockholders will own a total of 83,585,178 shares, or approximately 78% of our total outstanding shares.

The foregoing discussion and tables give effect to the issuance of common stock upon exercise of all outstanding stock options held by directors and officers as of March 31, 2007. As of March 31, 2007, there were stock options outstanding to purchase a total of 4,395,921 shares of our common stock at a weighted average exercise price of $6.52 per share.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements have been derived from our historical audited consolidated financial statements and our historical unaudited condensed consolidated financial statements included elsewhere in this prospectus.

The unaudited pro forma as adjusted consolidated statement of income below for the year ended December 31, 2006 gives effect to (i) the Recapitalization and the use of the net proceeds therefrom and (ii) the sale of 12,500,000 shares of common stock offered by this prospectus at an assumed initial offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the use of net proceeds therefrom, as if such transactions had occurred on January 1, 2006. The unaudited pro forma as adjusted consolidated balance sheet below as of December 31, 2006 reflects adjustments to our historical financial data to give effect to the sale of common stock offered by this prospectus at an assumed initial offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the use of the net sale proceeds therefrom, as if such transaction had occurred on December 31, 2006. The unaudited pro forma as adjusted consolidated statement of income below for the three months ended March 31, 2007 gives effect to the sale of 12,500,000 shares of common stock offered by this prospectus at an assumed initial offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the use of the net proceeds therefrom, as if such transaction had occurred on January 1, 2007. The unaudited pro forma as adjusted consolidated balance sheet below as of March 31, 2007 reflects adjustments to our historical financial data to give effect to the sale of common stock offered by this prospectus at an assumed initial offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the use of the net proceeds therefrom, as if such transaction had occurred on March 31, 2007.

The unaudited pro forma condensed consolidated financial statements include adjustments directly attributable to the Recapitalization and the use of the net proceeds therefrom and the sale of common stock offered by this prospectus and the use of the net sale proceeds therefrom that are expected to have a continuing impact on us. The pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma condensed consolidated financial statements do not purport to represent our results of operations or financial condition had the Recapitalization and the use of the net proceeds therefrom and the sale of common stock offered by this prospectus and the use of the net sale proceeds therefrom actually occurred as of such dates or of the results that we would have achieved after the Recapitalization and the use of the net proceeds therefrom and the sale of common stock offered by this prospectus and the use of the net sale proceeds therefrom.

The Recapitalization has been accounted for as a leveraged recapitalization whereby our assets and liabilities remain at historical values and are not revalued and recorded at their fair value at the time of the Recapitalization.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the information included in this prospectus under the captions “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our historical consolidated financial statements and the related notes thereto.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of December 31, 2006
(in thousands, except per share data)

		Pro Forma
		Adjustments
		for the
		Offering and		Pro
		Use of		Forma
	Historical(1)	Proceeds		as Adjusted

Balance sheet
Assets
Cash and cash equivalents	$46,188	$—		$46,188
Accounts receivable, net	268,383	—		268,383
Inventory	18,489	—		18,489
Rental equipment, net	1,738,670	—		1,738,670
Property and equipment, net	170,192	—		170,192
Goodwill	925,621	—		925,621
Deferred financing costs	67,915	(5,451	)(2)	62,464
Other assets	90,498	—		90,498

Total assets	$3,325,956	$(5,451)		$3,320,505

Liabilities
Accounts payable	$296,086			296,086
Accrued expenses and other liabilities	163,996	(11,905	)(3)	152,091
Debt	3,006,426	(253,725	)(4)	2,752,701
Deferred income taxes	294,081	—		294,081

Total liabilities	3,760,589	(265,630)		3,494,959

Stockholders’ equity (deficit)
Preferred stock, no par value, 500,000 shares authorized; no shares issued and outstanding	—	—		—
Common stock, no par value, 300,000,000 shares authorized; (i) Actual—90,647,591 shares issued and outstanding and (ii) Pro forma—103,147,591 shares issued and outstanding	556,482	278,800		835,282
Accumulated deficit	(999,899)	(12,200	)(5)	(1,018,520)
		(3,096	)(6)
		(3,325	)(7)
Accumulated other comprehensive income	8,784	—		8,784

Total stockholders’ equity (deficit)	(434,633)	260,179		(174,454)

Total liabilities and stockholders’ equity (deficit)	$3,325,956	$(5,451)		$3,320,505

See Accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

Unaudited Pro Forma Condensed Consolidated Statements of Income
For the Year Ended December 31, 2006
(in thousands, except per share data)

		Pro Forma
		Adjustments			Adjustments
		for the			for the		Pro
		Recapitalization			Offering		Forma
		and Use of		Pro Forma	and Use of		as
	Historical	Proceeds(1)		Subtotal	Proceeds		Adjusted

Statement of income
Revenues:
Equipment rental revenue	$1,368,712	$—		$1,368,712	$—		$1,368,712
Sale of merchandise	92,524	—		92,524	—		92,524
Sale of used rental equipment	191,652	—		191,652	—		191,652

Total revenues	1,652,888	—		1,652,888	—		1,652,888

Cost of revenues:
Cost of equipment rentals, excluding depreciation	591,340	—		591,340	—		591,340
Depreciation—rental equipment	253,379	—		253,379	—		253,379
Cost of sales of merchandise	57,636	—		57,636	—		57,636
Cost of rental equipment sales	145,425	—		145,425	—		145,425

Total cost of revenues	1,047,780	—		1,047,780	—		1,047,780

Gross profit	605,108	—		605,108	—		605,108
Operating expenses:
Selling, general, and administrative	135,526	5,441	(8)	140,967	(6,000	)(8)	134,967
Depreciation and amortization—non-rental	38,783	—		38,783	—		38,783
Recapitalization expenses	10,277	(10,277	)(9)	—	—		—

Total operating expenses	184,586	(4,836)		179,750	(6,000)		173,750

Operating income	420,522	4,836		425,358	6,000		431,358
Interest expense	116,370	137,907	(10)	254,277	(22,894	)(10)	231,383
Other income, net	(311)	—		(311)	—		(311)

Income before provision for income taxes	304,463	(133,071)		171,392	28,894		200,286
Provision for income taxes	117,941	(51,548	)(11)	66,393	11,193	(11)	77,586

Net income	$186,522	$(81,523)		$104,999	$17,701		$122,700

Preferred dividends	(7,997)	7,997		—	—		—

Net income available for common stockholders	$178,525	$(73,526)		$104,999	$17,701		$122,700

Weighted average shares outstanding used in computing net income per common share:
Basic and diluted(12)(13)	307,845			89,733			100,305	(14)

Net income per common share:
Basic and diluted(12)(13)	$0.58			$1.17			$1.22	(14)

See Accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of March 31, 2007
(in thousands, except per share data)

		Pro Forma
		Adjustments
		for the
		Offering and		Pro
		Use of		Forma
	Historical(1)	Proceeds		as Adjusted

Balance sheet
Assets
Cash and cash equivalents	$1,481	$—		$1,481
Accounts receivable, net	259,275	—		259,275
Inventory	18,130	—		18,130
Rental equipment, net	1,742,852	—		1,742,852
Property and equipment, net	181,570	—		181,570
Goodwill	925,621	—		925,621
Deferred financing costs	65,864	(5,451	)(2)	60,413
Other assets	85,771	—		85,771

Total assets	$3,280,564	$(5,451)		$3,275,113

Liabilities
Accounts payable	$192,411			192,411
Accrued expenses and other liabilities	189,192	(11,905	)(3)	177,287
Debt	3,008,828	(253,725	)(4)	2,755,103
Deferred income taxes	298,374	—		298,374

Total liabilities	3,688,805	(265,630)		3,423,175

Stockholders’ equity (deficit)
Preferred stock, no par value, 500,000 shares authorized; no shares issued and outstanding	—	—		—
Common stock, no par value, 300,000,000 shares authorized; (i) Actual—90,647,591 shares issued and outstanding and (ii) Pro forma—103,147,591 shares issued and outstanding	561,918	278,800		840,718
Accumulated deficit	(979,656)	(12,200	)(5)	(998,277)
		(3,096	)(6)
		(3,325	)(7)
Accumulated other comprehensive income	9,497	—		9,497

Total stockholders’ equity (deficit)	(408,241)	260,179		(148,062)

Total liabilities and stockholders’ equity (deficit)	$3,280,564	$(5,451)		$3,275,113

See Accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

Unaudited Pro Forma Condensed Consolidated Statements of Income
For the Three Months Ended March 31, 2007
(in thousands, except per share data)

		Pro Forma
		Adjustments
		for the		Pro
		Offering		Forma
		and Use of		as
	Historical	Proceeds		Adjusted

Statement of income
Revenues:
Equipment rental revenue	$347,975	$—		$347,975
Sale of merchandise	20,598	—		20,598
Sale of used rental equipment	37,774	—		37,774

Total revenues	406,347	—		406,347

Cost of revenues:
Cost of equipment rentals, excluding depreciation	156,009	—		156,009
Depreciation—rental equipment	68,551	—		68,551
Cost of sales of merchandise	12,352	—		12,352
Cost of rental equipment sales	26,943	—		26,943

Total cost of revenues	263,855	—		263,855

Gross profit	142,492	—		142,492
Operating expenses:
Selling, general, and administrative	34,089	(1,500	)(8)	32,589
Depreciation and amortization—non-rental	10,856	—		10,856

Total operating expenses	44,945	(1,500)		43,445

Operating income	97,547	1,500		99,047
Interest expense	64,200	(5,723	)(10)	58,477
Other income, net	89	—		89

Income before provision for income taxes	33,258	7,223		40,481
Provision for income taxes	13,015	2,817	(11)	15,832

Net income	$20,243	$4,406		$24,649

Weighted average shares outstanding used in computing net income per common share:
Basic(12)(13)	90,648			101,219	(14)

Diluted(12)(13)	92,188			102,760	(14)

Net income per common share:
Basic and diluted(12)(13)	$0.22			$0.24	(14)

See Accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(1) The Recapitalization was consummated on November 27, 2006. The Recapitalization was accomplished through (a) the repurchase by RSC Holdings of a portion of its issued and outstanding common stock from ACF for (i) $3,345 million, as adjusted on the Recapitalization Closing Date and on March 9, 2007 and (ii) the right to receive up to $400 million aggregate principal amount of contingent earn-out notes by ACF and (b) the issuance of a portion of the repurchased shares in return for a $500 million cash equity investment in RSC Holdings by the Sponsors for shares of common stock. As a result of the Recapitalization, Ripplewood and Oak Hill each owned 42.735% of RSC Holdings’ issued and outstanding capital stock and ACF owned 14.53% of RSC Holdings’ issued and outstanding capital stock. Historical balance sheet data reflects the impact of the Recapitalization and the use of proceeds therefrom.

(2) The pro forma adjustment represents the reduction in deferred financing cost resulting from repayment of debt.

(3) The pro forma adjustment represents the change in the tax payable for non-recurring charges directly attributable to the offering (see notes (5), (6) and (7) below) at an effective tax rate of 39%.

(4) The pro forma adjustment represents the repayment of $253.7 million under the Senior Term Facility.

(5) The pro forma adjustment reflects the payment of $20 million in connection with the termination of the monitoring agreement, net of taxes.

(6) The pro forma adjustment reflects a 2% prepayment penalty of $5.1 million related to our $253.7 million repayment under the Senior Term Facility, net of taxes.

(7) The pro forma adjustment reflects the corresponding expense associated with the reduction in deferred financing cost resulting from repayment of debt, net of taxes.

(8) The pro forma adjustment for the year ended December 31, 2006 reflects annual management fees of $6 million net of $0.6 million actually paid in the year ended December 31, 2006. The pro forma adjustment for the three months ended March 31, 2007 reflects management fees of $1.5 million. The management fee is removed from the pro forma as adjusted amounts as the management fee will be terminated.

(9) The pro forma adjustment reflects the elimination of one-time fees and expenses related to the consummation of the Recapitalization and not otherwise amortized or applied to stockholders’ equity.

(10) The pro forma adjustments to interest expense reflect the repayment of existing debt and the issuance of $620 million of Senior Notes, $1,124 million of indebtedness under the Senior ABL Facilities and $1,130 million of indebtedness under the Senior Term Facility as well as the repayment by us of $253.7 million under the Senior Term Facility. The adjustments also reflect payment of the commitment fee related to the unfunded portion of the Senior ABL Facilities and amortization of debt financing costs. Our outstanding capital lease obligations remained unchanged as a result of the Recapitalization. The following table sets forth debt we incurred in connection with the Recapitalization, the interest associated with the relief of intercompany debt with affiliates of ACAB, as well as the additional amortization of deferred financing fees incurred in connection therewith.

							Pro Forma
	Loan		Indexed	Supplemental	Total		Adjustments to
	Value		Rate(a)	Rate	Rate		Interest
	(dollars in thousands)
Recapitalization debt
Senior ABL Facilities	$1,124,000		5.36%	1.75%	7.11%		$71,955
Senior ABL Revolving Credit Facility (unused portion)	576,000				0.25%		1,440
Senior Term Facility	1,130,000		5.36%	3.50%	8.86%		90,286
Senior Notes	620,000				9.50%		53,174
Interest associated with the relief of intercompany debt	(1,190,947	)(b)			7.91%	(b)	(86,354)
Additional amortization of deferred financing fees							7,406

Total adjustment to pro forma financial statements							$137,907

Extinguishment of debt from net proceeds of offering	$(253,725)		5.36%	3.50%	8.86%		$(22,481)
Adjustment to amortization of deferred financing costs							(413)

Total annual adjustment for offering							$(22,894)

Total quarterly adjustment for offering							$(5,723)

(a)	Variable rates are assumed to be December 31, 2006 three-month LIBOR for the pro forma periods. The March 31, 2007 three-month LIBOR did not differ materially from the December 31, 2006 three-month LIBOR.

(b)	Intercompany indebtedness functioned as a revolving credit facility, and the interest rate applicable to all intercompany indebtedness was set at the Prime Rate in effect when such indebtedness was incurred. As such, the loan value and the total rate value included in the table above reflect the average loan value and the average total rate, respectively, for the period presented.
A 0.25% change in the variable interest rate on our indebtedness would have caused a $5.0 million and $1.25 million increase or decrease in pro forma interest expense for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.
(11) Adjustment to tax provision based on pro forma income.
(12) Share amounts reflect a 100 for 1 stock split effected on November 27, 2006 and a 37.435 for 1 stock split to be effected in connection with this offering.
(13) Basic net income per common share has been computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share has been computed using the weighted average number of shares of common stock outstanding during the period, increased to give effect to the offering of any shares of common stock. Additionally, for purposes of calculating basic and diluted net income per common share, net income has been adjusted for preferred stock dividends. As of December 31, 2006, there were stock options to purchase 4,395,921 additional shares that were excluded from the calculations of diluted income per common share and pro forma net income per common share as those stock options were anti-dilutive. However, these stock options were included in the calculations of diluted income per common share and pro forma net income per common share for the three months ended March 31, 2007 as they were dilutive.
(14) Includes 10,571,875 shares of common stock offered by us, the proceeds of which will be used to repay a portion of the Senior Term Facility. Additionally, there are 1,928,125 shares of common stock offered by us that are not included in the pro forma earnings per share calculation as their proceeds will be used by us to pay offering related expenses. Pro forma basic and diluted earnings per share is computed by dividing pro forma earnings by the pro forma weighted average number of shares outstanding for the period.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial information and other operational data for our business. The selected consolidated statements of income data presented below for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006, have been derived from our audited financial statements included in this prospectus. The selected consolidated statement of income data for the year ended December 31, 2003 and the balance sheet data as of December 31, 2004 have been derived from our audited financial statements not included in this prospectus. The consolidated balance sheet data at December 31, 2003 have been derived from our unaudited consolidated balance sheet for that period. The selected consolidated statements of income data for the three months ended March 31, 2006 and 2007 and the selected consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited condensed consolidated financial statements and the related notes thereto included in this prospectus.

Our financial statements for the year ended December 31, 2001 were audited by Arthur Andersen LLP. Our current auditors, KPMG LLP, have been unable to obtain access to Arthur Andersen LLP’s work papers for this period. In addition, KPMG LLP was not able to audit our financial statements for the year ended December 31, 2002 because an opening audited balance sheet could not be verified and relied on, due to Arthur Andersen LLP having conducted the 2001 audit of our financial statements. As such, producing audited financial statements for the year ended December 31, 2002 would be unduly burdensome and expensive. Consequently, we have not included selected financial data below for that period.

You should read the following information in conjunction with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our unaudited and audited consolidated financial statements and related notes beginning on page F-1 of this prospectus.

	Historical
						Three Months Ended
	Year Ended December 31,					March 31,
	2003		2004	2005	2006	2006	2007
	(in thousands, except per share data)
Statements of income data:
Revenues:
Equipment rental revenue	$899,203		$984,517	$1,140,329	$1,368,712	$302,124	$347,975
Sale of merchandise	178,374		162,720	102,894	92,524	24,651	20,598
Sale of used rental equipment	140,424		181,486	217,534	191,652	59,116	37,774

Total revenues	1,218,001		1,328,723	1,460,757	1,652,888	385,891	406,347

Cost of revenues:
Cost of equipment rentals, excluding depreciation	494,056		492,323	527,208	591,340	140,456	156,009
Depreciation—rental equipment	187,859		192,323	212,325	253,379	56,599	68,551
Cost of sales of merchandise	138,056		122,873	69,914	57,636	15,505	12,352
Cost of rental equipment sales	110,458		147,131	173,276	145,425	45,022	26,943

Total cost of revenues	930,429		954,650	982,723	1,047,780	257,582	263,855

Gross profit	287,572		374,073	478,034	605,108	128,309	142,492
Other operating expenses:
Selling, general, and administrative	128,044		118,130	122,281	135,526	31,846	34,089
Depreciation and amortization—non-rental	32,320		32,641	33,776	38,783	9,092	10,856
Recapitalization expenses	—		—	—	10,277	—	—

Total operating expenses	160,364		150,771	156,057	184,586	40,938	44,945

Operating income	127,208		223,302	321,977	420,522	87,371	97,547
Interest expense	54,983		45,666	64,280	116,370	22,648	64,200
Other income, net	(119)		(58)	(100)	(311)	(161)	89

Income before provisions for income taxes	72,344		177,694	257,797	304,463	64,884	33,258
Provision for income taxes	26,437		66,717	93,600	117,941	23,714	13,015

Net income	$45,907		$110,977	$164,197	$186,522	$41,170	$20,243

Preferred dividends	(3,999)		(15,995)	(15,995)	(7,997)	(3,999)	—

Net income available for common stockholders	$41,908		$94,982	$148,202	$178,525	$37,171	$20,243

Weighted average shares outstanding used in computing net income per common share:
Basic (1)(2)	330,697	(3)	330,697	330,697	307,845	330,697	90,648

Diluted (1)(2)	330,697	(3)	330,697	330,697	307,845	330,697	92,188

Net income per common share:
Basic and diluted(1)(2)	$0.13	(3)	$0.29	$0.45	$0.58	$0.11	$0.22

Other financial data:
Depreciation of rental equipment and depreciation and amortization of non-rental equipment	$220,179		$224,964	$246,101	$292,162	$65,691	$79,407
Capital expenditures:
Rental	$243,777		$419,900	$691,858	$721,258	$174,690	$100,425
Non-rental	9,727		33,490	4,641	28,592	6,468	7,869
Proceeds from sales of used equipment and non-rental equipment	(146,956)		(215,622)	(233,731)	(207,613)	(64,690)	(41,938)

Net capital expenditures	$106,548		$237,768	$462,768	$542,237	$116,468	$66,356

	Historical
					Three Months Ended
	Year Ended December 31,				March 31,
	2003	2004	2005	2006	2006	2007
	(in thousands, except per share data)
Other operational data (unaudited):
Utilization (4)	63.9%	67.7%	70.6%	72.0%	70.2%	70.3%
Average fleet age (months)	44.0	40.0	30.2	25.0	28.0	25.4
Same store rental revenues growth (5)	0.9%	11.8%	17.6%	18.9%	24.2%	12.7%
Employees (6)	5,083	4,812	4,938	5,187	4,967	5,214

(1)	Share amounts reflect a 100 for 1 stock split effected on November 27, 2006 and a 37.435 for 1 stock split to be effected in connection with this offering.

(2)	Basic net income per common share has been computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share has been computed using the weighted average number of shares of common stock outstanding during the period, increased to give effect to the offering of any shares of common stock. Additionally, for purposes of calculating basic and diluted net income per common share, net income has been adjusted for preferred stock dividends. There were no potentially dilutive securities outstanding during 2003, 2004 and 2005. In 2006, there were stock options to purchase 4,395,921 additional shares that were excluded from the calculation of diluted income per common share as those stock options were anti-dilutive. However, these stock options were included in the calculations of diluted income per common share for the three months ended March 31, 2007 as they were dilutive.

(3)	For 2003, weighted average shares outstanding used in computing basic and diluted net income per common share and basic and diluted net income per common share are unaudited.

(4)	Utilization is defined as the average aggregate dollar value of equipment rented by customers (based on original equipment cost) for the relevant period divided by the average aggregate dollar value of all equipment (based on original equipment cost) for the relevant period.

The following table shows the calculation of utilization for each period presented.

	For the Year ended December 31,				Three Months Ended March 31,
	2003	2004	2005	2006	2006	2007
	(in millions)

Average aggregate dollar value of all equipment (original cost)	$1,796.0	$1,779.0	$1,861.1	$2,197.8	$2,019.2	$2,360.0
Average aggregate dollar value of equipment on rent	1,148.2	1,205.1	1,314.7	1,582.8	1,418.3	1,659.1

Utilization	63.9%	67.7%	70.6%	72.0%	70.2%	70.3%

(5)	Same store rental revenue growth is calculated as the year over year change in rental revenue for stores that are open at the end of the period reported and have been operating under the Company’s direction for more than 12 months.

(6)	Employee count is given as of the end of the period indicated and the data reflect the actual head count as of each period presented.

	Historical
	December 31,				March 31,
	2003	2004	2005	2006	2007
	(in thousands, except share data)

Assets
Cash and cash equivalents	$466	$4,523	$7,134	$46,188	$1,481
Accounts receivable, net	188,221	212,730	245,606	268,383	259,275
Inventory	48,200	25,200	19,011	18,489	18,130
Rental equipment, net	1,045,574	1,127,481	1,420,545	1,738,670	1,742,852
Property and equipment, net:	112,328	114,147	131,490	170,192	181,570
Goodwill	925,621	925,621	925,621	925,621	925,621
Deferred financing costs	—	—	—	67,915	65,864
Other assets	9,887	11,972	15,024	90,498	85,771

Total assets	$2,330,297	$2,421,674	$2,764,431	$3,325,956	$3,280,564

Liabilities and Stockholders’ Equity (Deficit)
Accounts payable	$137,003	$210,397	$330,757	$296,086	$192,411
Accrued expenses and other liabilities	87,631	98,436	127,823	163,996	189,192
Debt	1,428,614	1,277,305	1,246,829	3,006,426	3,008,828
Deferred income taxes	112,818	172,844	245,216	294,081	298,374

Total liabilities	1,766,066	1,758,982	1,950,625	3,760,589	3,688,805

Commitments and contingencies
Stockholders’ equity (deficit)
Series A preferred stock (200 shares authorized, 154 shares issued and outstanding)	350,000	350,000	350,000	—	—
Preferred stock, authorized in 2006 (500,000 shares authorized; no shares issued and outstanding at December 31, 2006)	—	—	—	—	—
Common stock, no par value (374,350,000 shares authorized; 330,697,047 shares issued and outstanding in 2003, 2004 and 2005)	1,113,338	1,113,735	1,114,577	—	—
New common stock, no par value, authorized in 2006 (300,000,000 shares authorized; 90,647,591 shares issued and outstanding at March 31, 2007 and December 31, 2006)	—	—	—	556,482	561,918
Accumulated deficit	(903,405)	(808,423)	(660,221)	(999,899)	(979,656)
Accumulated other comprehensive income	4,298	7,380	9,450	8,784	9,497

Total stockholders’ equity (deficit)	564,231	662,692	813,806	(434,633)	(408,241)

Total liabilities and stockholders’ equity (deficit)	$2,330,297	$2,421,674	$2,764,431	$3,325,956	$3,280,564

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition includes periods prior to the Recapitalization Closing Date. Accordingly, the discussion and analysis of historical periods does not reflect the significant impact that the Recapitalization will have on us, including significantly increased leverage and liquidity requirements. See “Unaudited Pro Forma Condensed Consolidated Financial Statements.” The statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Selected Historical Consolidated Financial Data” and our unaudited and audited consolidated financial statements and related notes included in this prospectus.

Overview

We are one of the largest equipment rental providers in North America. We operate through a network of 459 rental locations across 10 regions in 39 U.S. states and four Canadian provinces. We believe we are the largest or second largest equipment rental provider in the majority of the regions in which we operate. During the eighteen months ended March 31, 2007, we serviced approximately 470,000 customers primarily in the non-residential construction and industrial markets. We rent a broad selection of equipment ranging from large equipment such as backhoes, forklifts, air compressors, scissor lifts, booms and skid-steer loaders to smaller items such as pumps, generators, welders and electric hand tools. We also sell used equipment, parts, merchandise and supplies for maintenance, repair and operations.

For the three months ended March 31, 2007, we generated revenues, income before provision for income taxes and net income of $406.3 million, $33.3 million and $20.2 million, respectively. For the year ended December 31, 2006, we generated revenues, income before provision for income taxes and net income of $1,652.9 million, $304.5 million and $186.5 million, respectively. For the year ended December 31, 2005, we generated revenues, income before provision for income taxes and net income of $1,460.8 million, $257.8 million and $164.2 million, respectively.

For trends affecting our business and the markets in which we operate see “—Factors Affecting Our Results of Operations” below and also “Risk Factors—Risks Related to Our Business,” and “Industry Overview.”

Factors Affecting Our Results of Operations

Our revenues and operating results are driven in large part by activities in the non-residential construction and industrial markets. These markets are cyclical with activity levels that tend to increase in line with growth in gross domestic product and decline during times of economic weakness. In addition, activity in the construction market tends to be susceptible to seasonal fluctuations in certain parts of the country. This results in changes in demand for our rental equipment. The cyclicality and seasonality of the equipment rental industry result in variable demand and, therefore, our revenues and operating results may fluctuate from period to period.

Our revenues and operating results are also affected by price increases for raw materials and energy, which have led to an increase in our equipment costs from many of our manufacturers. To the extent that demand for rental equipment falls and, in particular, if demand for such equipment falls below supply, we may not be able to set rental rates and resell used equipment at prices that will offset increased equipment costs resulting from increased raw materials and energy costs.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements and changes in these judgments and estimates may impact future results of operations and financial condition. For additional discussion of our accounting policies, see note 2 to the notes to our unaudited and audited consolidated financial statements included in this prospectus.

Accounts Receivable

Accounts receivable are stated net of allowances for doubtful accounts of $7.6 million, $7.0 million and $7.5 million at March 31, 2007, December 31, 2006 and December 31, 2005, respectively. Management develops its estimate of this allowance based on our historical experience, its understanding of our current economic circumstances, and its own judgment as to the likelihood of ultimate payment. Bad debt expense is reflected as a component of selling, general and administrative expenses in the consolidated statements of income.

Rental Equipment

Rental equipment is recorded at cost and depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated lives for rental equipment is one to ten years. Rental equipment is depreciated to a salvage value of zero to ten percent of cost. Incremental costs related to acquiring rental equipment and subsequently renting such equipment are expensed as incurred. Ordinary repair and maintenance costs are charged to operations as incurred. Repair and maintenance costs of $25.5 million, $102.8 million, $90.6 million and $89.2 million are included in cost of revenues in our consolidated statements of income for the three months ended March 31, 2007 and the years ended December 31, 2006, 2005 and 2004, respectively. When rental fleet is disposed of, the related cost and accumulated depreciation are removed from their respective accounts, and any gains or losses are included in gross profit.

We have factory-authorized arrangements for the refurbishment of certain equipment. We continue to record depreciation expense while the equipment is out on refurbishment. The cost of refurbishment is added to the existing net book value of the asset. The combined cost is depreciated over 48 months. The total net book value of the equipment and the total refurbishment cost following completion of the refurbishment may not exceed the equipment’s current fair value.

Long-Lived Assets and Goodwill

Long-lived assets such as rental equipment and property and equipment are measured for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an impairment indicator is present, we evaluate recoverability by a comparison of the carrying amount of the assets to future undiscounted cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. We recognized no impairment of long-lived assets in the three month period ended March 31, 2007 and the years ended December 31, 2006, 2005 and 2004, respectively.

Goodwill was $925.6 million at March 31, 2007, December 31, 2006 and December 31, 2005. We review the carrying value of goodwill for impairment annually during the fourth quarter, and whenever an impairment indicator is identified. Based on our analyses, there was no impairment of goodwill in connection with the annual impairment tests that were performed during the years ended December 31, 2006 and 2005.

The goodwill impairment test involves a two-step approach. Under the first step, we determine the fair value of each reporting unit to which goodwill has been assigned. We compare the fair value of the reporting unit to its carrying value, including goodwill. We estimate the fair values of our reporting units utilizing an income approach valuation. If the estimated fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, goodwill is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step, we calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets, including any unrecognized intangible assets, of the reporting unit from the fair value of the reporting unit as determined in the first step. We then compare the implied fair value of goodwill to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, we recognize an impairment loss equal to the difference.

Revenue Recognition

We rent equipment primarily to the nonresidential construction and industrial markets. We record unbilled revenue for revenues earned in each reporting period which have not yet been billed to the customer. Rental contract terms may be daily, weekly, or monthly and may extend across financial reporting periods. Rental revenue is recognized over the applicable rental period.

We recognize revenue on merchandise sales when title passes to the customer, the customer takes ownership, assumes risk of loss, and collectibility is reasonably assured. There are no rights of return or warranties offered on product sales.

We recognize both net and gross re-rent revenue. We have entered into alliance agreements with certain suppliers whereby we will rent equipment from the supplier and subsequently re-rent such equipment to a customer. Under the alliance agreements, the collection risk from the end user is passed to the original supplier and revenue is presented on a net basis under the provisions of Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. When no alliance agreement exists, re-rent revenue is presented on a gross basis.

Cost of Revenues

Costs of revenues for equipment rentals consist primarily of wages and benefits for employees involved in the delivery and maintenance of rental equipment, rental location facility costs and rental equipment repair and maintenance expenses. Cost of sales of merchandise represents the costs of acquiring those items. Cost of rental equipment sales represents the net book value of rental equipment at the date of sale.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily includes sales force compensation, information technology costs, advertising and marketing, professional fees and administrative overhead.

Reserve for Claims

Our insurance program for general liability, automobile, workers’ compensation and pollution claims involves deductibles or self-insurance, with varying risk retention levels. Claims in excess of these risk retention levels are covered by insurance, up to certain policy limits. We are fully self-insured for medical claims. Our excess loss coverage for general liability, automobile, workers’ compensation and pollution claims starts at $1.0 million, $1.5 million, $0.5 million and $0.25 million respectively. This coverage was in effect for the three months ended March 31, 2007 and the years ended December 31, 2006 and 2005. We establish reserves for reported claims that are asserted and for claims that are believed to have been incurred but not yet reported. These reserves reflect an estimate of the amounts that we will be required to pay in connection with these claims. The estimate of reserves is based upon assumptions relating to the probability of losses and historical settlement experience. These estimates may change based on, among other events, changes in claims history or receipt of additional information relevant to assessing the claims. Furthermore, these estimates may prove to be inaccurate due to factors such as adverse judicial determinations or settlements at higher than estimated amounts. Accordingly, we may be required to increase or decrease the reserves.

Income Taxes

Prior to the Recapitalization, RSC Holdings had other lines of businesses and the consolidated tax return of RSC Holdings for those periods included the results from those other lines of businesses. Our income taxes as presented in the consolidated financial statements are calculated on a separate tax return basis that does not include the results from those other lines of businesses. Under ACAB’s ownership, RSC Holdings managed its tax position for the benefit of its entire portfolio of businesses, and its tax strategies were not necessarily reflective of the tax strategies that we would have followed or do follow as a stand-alone company.

Income taxes are accounted for under SFAS No. 109, Accounting for Income Taxes.  Under SFAS No. 109 deferred income taxes reflect the tax consequences of differences between the financial statement carrying amounts and the respective tax bases of assets and liabilities and operating loss and tax credit carryforwards. A valuation allowance is provided for deferred tax assets when realization of such assets is not considered to be more likely than not. Adjustments to the deferred income tax valuation allowance are made periodically based on management’s assessment of the recoverability of the related assets.

Provisions for deferred income taxes are recorded to the extent of withholding taxes and incremental taxes, if any, that arise from repatriation of dividends from those foreign subsidiaries where local earnings are not permanently reinvested. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

Consideration Received from Vendors

We receive money from suppliers for various programs, primarily volume incentives and advertising. Allowances for advertising to promote a vendor’s products or services which meet the criteria in EITF No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor are offset against advertising costs in the period in which we recognize the incremental advertising cost. In situations when vendor consideration does not meet the criteria in EITF No. 02-16 to be offset against advertising costs, we consider the consideration to be a reduction in the purchase price of rental equipment acquired.

Volume incentives are deferred and amortized as an offset to depreciation expense over 36 months, which approximates the average period of ownership of the rental equipment purchased from vendors who provide us with rebates and other incentives.

The Recapitalization

Structure of the Recapitalization

The Recapitalization was accomplished through (a) the repurchase by RSC Holdings of a portion of its issued and outstanding common stock from ACF for (i) $3,345 million, as adjusted on the Recapitalization Closing Date and on March 9, 2007, as described under “Recent Transactions—The Recapitalization—Recapitalization Agreement” and (ii) the right to receive up to $400 million aggregate principal amount of contingent earn-out notes by ACF, as described under “Recent Transactions—The Recapitalization—Recapitalization Agreement—Contingent Earn-Out Notes,” and (b) the $500 million cash equity investment in RSC Holdings by the Sponsors in exchange for a portion of the issued and outstanding common stock of RSC Holdings. Immediately after the Recapitalization, Ripplewood and Oak Hill each owned 42.735% of RSC Holdings’ issued and outstanding capital stock and ACF owned 14.53% of RSC Holdings’ issued and outstanding capital stock.

Accounting Treatment

We accounted for the Recapitalization as a leveraged recapitalization. Under leveraged recapitalization accounting, RSC Holdings’ assets and liabilities remain at historical values and are not revalued and recorded at their fair value at the time of the Recapitalization.

Results of Operations

The following table sets forth for each of the periods indicated certain of our statements of income data and expresses revenue and expense data as a percentage of total revenues for the periods presented:

	Years Ended December 31,						Three Months Ended March 31,
	2004		2005		2006		2006		2007
	(in thousands)						(in thousands)

Revenues:
Equipment rental revenue	$984,517	74.1%	$1,140,329	78.1%	$1,368,712	82.8%	$302,124	78.3%	$347,975	85.6%
Sale of merchandise	162,720	12.2	102,894	7.0	92,524	5.6	24,651	6.4	20,598	5.1
Sale of used rental equipment	181,486	13.7	217,534	14.9	191,652	11.6	59,116	15.3	37,774	9.3

Total revenues	1,328,723	100.0%	1,460,757	100.0%	1,652,888	100.0%	385,891	100.0%	406,347	100.0%

Cost of revenues :
Cost of equipment rentals, excluding depreciation	492,323	37.1	527,208	36.1	591,340	35.8	140,456	36.4	156,009	38.4
Depreciation — rental equipment	192,323	14.5	212,325	14.5	253,379	15.3	56,599	14.7	68,551	16.9
Cost of sales of merchandise	122,873	9.2	69,914	4.8	57,636	3.5	15,505	4.0	12,352	3.0
Cost of rental equipment sales	147,131	11.1	173,276	11.9	145,425	8.8	45,022	11.7	26,943	6.6

Total cost of revenues	954,650	71.8	982,723	67.3	1,047,780	63.4	257,582	66.7	263,855	64.9

Gross profit	374,073	28.2	478,034	32.7	605,108	36.6	128,309	33.3	142,492	35.1

Operating expenses:
Selling, general, and administrative	118,130	8.9	122,281	8.4	135,526	8.2	31,846	8.3	34,089	8.4
Depreciation and amortization — non-rental equipment	32,641	2.5	33,776	2.3	38,783	2.3	9,092	2.4	10,856	2.7
Recapitalization expenses	—	0.0	—	0.0	10,277	0.6

Total operating expenses	150,771	11.3	156,057	10.7	184,586	11.2	40,938	10.6	44,945	11.1

Operating income	223,302	16.8	321,977	22.0	420,522	25.4	87,371	22.6	97,547	24.0
Interest expense, net	45,666	3.4	64,280	4.4	116,370	7.0	22,648	5.9	64,200	15.8
Other income, net	(58)	0.0	(100)	0.0	(311)	0.0	(161)	0.0	89	0.0

Income before provision for income taxes	177,694	13.4	257,797	17.6	304,463	18.4	64,884	16.8	33,258	8.2
Provision for income taxes	66,717	5.0	93,600	6.4	117,941	7.1	23,714	6.1	13,015	3.2

Net income	$110,977	8.4%	$164,197	11.2%	$186,522	11.3%	$41,170	10.7%	$20,243	5.0%

Three Months Ended March 31, 2007, Compared with Three Months Ended March 31, 2006

Revenues.  Total revenues increased $20.4 million, or 5.3%, from $385.9 million for the three months ended March 31, 2006 to $406.3 million for the three months ended March 31, 2007. Equipment rental revenue for the three months ended March 31, 2007 increased $45.9 million, or 15.2%, from $302.1 million for the three months ended March 31, 2006 to $348.0 million for the three months ended March 31, 2007. The increase in equipment rental revenues was primarily the result of a $40.2 million, or 13.3%, increase in rental volume and a $5.7 million, or 1.9%, increase in rental rates.

Revenues from the sale of merchandise decreased $4.1 million, or 16.4%, from $24.7 million for the three months ended March 31, 2006 to $20.6 million for the three months ended March 31, 2007, primarily as a result of our continued focus on our more profitable rental operations.

Revenues from the sale of used rental equipment decreased $21.3 million, or 36.1%, from $59.1 million for the three months ended March 31, 2006 to $37.8 million for the three months ended March 31, 2006. The quality, age and condition of our fleet reduced our need to sell and replace existing equipment during this three month period as compared to the same period in the prior year.

Cost of equipment rentals, excluding depreciation, increased $15.5 million, or 11.1%, from $140.5 million for the three months ended March 31, 2006 to $156.0 million for the three months ended March 31, 2007, primarily due to a corresponding increase in equipment rental revenue volume with a 13.3% increase in equipment rental revenues for the same period.

Depreciation of rental equipment increased $12.0 million, or 21.1%, from $56.6 million for the three months ended March 31, 2006 to $68.6 million for the three months ended March 31, 2007, while increasing as a percentage of equipment rental revenues from 18.7% in the three months ended March 31, 2006 to 19.7% for the three months ended March 31, 2007. This increase as a percentage of rental revenue is primarily due to our investment in new fleet during 2006.

Cost of sales of merchandise decreased $3.1 million, or 20.3%, from $15.5 million for the three months ended March 31, 2006 to $12.4 million for the three months ended March 31, 2007, as a result of our continued focus on our more profitable rental operations. Gross margin for the sale of merchandise increased from 37.1% for the three months ended March 31, 2006 to 40.0% for the three months ended March 31, 2007, due to our efforts to focus on targeted products that complement the rental transaction with higher margin merchandise and less emphasis on lower margin new equipment sales.

Cost of rental equipment sales decreased $18.1 million, or 40.2%, from $45.0 million for the three months ended March 31, 2006 to $26.9 million for the three months ended March 31, 2007. The decrease is primarily due to the 36.1% decrease in revenues from the sale of rental equipment discussed above. Gross margin for the sale of used rental equipment increased from 23.8% to 28.7% during the three months ended March 31, 2007 compared to the same period in the prior year. Due to the young age of our fleet at December 2006 as compared to the age of our fleet at December 2005, there was less initiative to sell older fleet in the three months ended March 31, 2007 as compared to the three months ended March 31, 2006.

Selling, general and administrative expenses increased $2.3 million, or 7.0%, from $31.8 million for the three months ended March 31, 2006 to $34.1 million for the three months ended March 31, 2007 primarily as a result of a $0.7 increase in salesman compensation resulting from increased revenue and the payment of a $1.5 million monitoring fee to affiliates of the Sponsors. Selling, general and administrative expenses increased as a percentage of total revenue from 8.3% for the three months ended March 31, 2006 to 8.4% for the three months ended March 31, 2007.

Depreciation and amortization — non-rental equipment increased $1.8 million, or 19.4%, from $9.0 million for the three months ended March 31, 2006 to $10.9 million for the three months ended March 31, 2007. The increase resulted primarily from an initiative to replace older sales and delivery vehicles beginning in 2006.

Total operating expenses increased $4.0 million, or 9.8%, from $40.9 million for the three months ended March 31, 2006 to $44.9 million for the three months ended March 31, 2007 due to the reasons discussed above. Total operating expenses as a percentage of total revenues increased from 10.6% in the three months ended March 31, 2006 to 11.1% for the three months ended March 31, 2007.

Operating Income.  Operating income increased $10.1 million, or 11.6%, from $87.4 million for the three months ended March 31, 2006 to $97.5 million for the three months ended March 31, 2007, representing a margin improvement from 22.6% to 24.0%. This increase was primarily the result of increased equipment rental revenue, which was driven by volume growth.

Interest Expense, net.  Interest expense increased $41.6 million, or 183.5%, from $22.6 million for the three months ended March 31, 2006 to $64.2 million for the three months ended March 31, 2007. This increase resulted from new debt incurred in conjunction with the Recapitalization.

Provision For Income Taxes.  The provision for income tax expense decreased $10.7 million, or 45.1%, from $23.7 million for the three months ended March 31, 2006 to $13.0 million for the three months ended March 31, 2007. This decrease was primarily due to a decrease in pre-tax profits in the three months ended March 31, 2007 as compared to the same period in the prior year, partially offset by an increase in the effective tax rate. The increase in the effective tax rate from 36.5% in the three months ended March 31, 2006 to 39.1% in the three months ended March 31, 2007 is primarily due to the impact of certain corporate structural changes as a result of the Recapitalization.

Net Income.  Net income decreased $21.0 million, or 50.8%, from $41.2 million for the three months ended March 31, 2007 to $20.2 million for the three months ended March 31, 2007 as a result of the items previously discussed. Increases in revenue resulting in increased operating income were more than offset by increased interest expense resulting from new debt incurred in conjunction with the Recapitalization.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Revenues.  Total revenues increased $192.1 million, or 13.2%, from $1,460.8 million for the year ended December 31, 2005 to $1,652.9 million for the year ended December 31, 2006. Equipment rental revenue increased $228.4 million, or 20.0%, from $1,140.3 million for the year ended December 31, 2005 to $1,368.7 million for the year ended December 31, 2006. The increase in equipment rental revenues was primarily the result of a $173.6 million, or 15.2%, increase in rental volume and a $54.8 million, or 4.8%, increase in rental rates.

Revenues from the sale of merchandise decreased $10.4 million, or 10.1%, from $102.9 million for the year ended December 31, 2005 to $92.5 million for the year ended December 31, 2006. The decrease was the result of our strategic decision to focus on our more profitable rental operations.

Revenues from the sale of used rental equipment decreased $25.9 million, or 11.9%, from $217.6 million for the year ended December 31, 2005 to $191.7 million for the year ended December 31, 2006, due to the fact that the quality, age and condition of the fleet reduced our need to sell and replace existing equipment.

Cost of equipment rentals, excluding depreciation, increased $64.1 million, or 12.2%, from $527.2 million for the year ended December 31, 2005 to $591.3 million for the year ended December 31, 2006, due primarily to a corresponding increase in equipment rental volume with a 20.0% increase in equipment rental revenues for the same period.

Depreciation of rental equipment increased $41.1 million, or 19.4%, from $212.3 million for the year ended December 31, 2005 to $253.4 million for the year ended December 31, 2006, due to our investment in new fleet. As a percent of equipment rental revenues depreciation decreased from 18.6% in the year ended December 31, 2005 to 18.5% in the year ended December 31, 2006. The decrease is due to our implementation of capital efficiency initiatives, including a reduction of unavailable fleet from 10.5% to 8.9% and an increase in fleet utilization from 70.6% to 72.0% over the same period, which resulted in an increase in equipment rental revenue without a proportionate increase in fleet size.

Cost of sales of merchandise decreased $12.3 million, or 17.6%, from $69.9 million for the year ended December 31, 2005 to $57.6 million for the year ended December 31, 2006, due to the reduction of merchandise sales resulting from our strategic decision to focus on our more profitable rental operations. The gross margin for the sale of merchandise increased from 32.1% to 37.7% during that period. Increased margins are a result of our efforts to focus on targeted products that complement the rental transaction with higher margin merchandise and less emphasis on lower margin new equipment sales.

Cost of rental equipment sales decreased $27.9 million, or 16.1%, from $173.3 million for the year ended December 31, 2005 to $145.4 million for the year ended December 31, 2006 in line with the overall reduction in used rental equipment sales. Gross margin for the sale of used rental equipment increased from 20.3% to 24.1% over the same periods, respectively, due to a reduction of sales of older equipment.

Selling, general and administrative expenses increased $13.2 million, or 10.8%, from $122.3 million for the year ended December 31, 2005 to $135.5 million for the year ended December 31, 2006. Of this increase, $7.3 million was due to an increase in sales force compensation resulting from increased rental revenue and the remainder was due to an increase in general administrative and corporate costs. We expect our selling, general and administrative costs to increase approximately $4 to $7 million in 2007 as we invest in the infrastructure necessary to support our operations as a publicly traded company. Selling, general and administrative expenses decreased as a percentage of revenue from 8.4% for the year ended December 31, 2005 to 8.2% for the year ended December 31, 2006. This decrease as a percentage of revenue was due to our ability to leverage our operating efficiencies.

Depreciation and amortization — non-rental equipment increased $5.0 million, or 14.8%, from $33.8 million for the year ended December 31, 2005 to $38.8 million for the year ended December 31, 2006, primarily as a result of an initiative to replace older sales and delivery vehicles.

Recapitalization expenses of approximately $10.3 million for the year end ended December 31, 2006 relate to fees and expenses incurred in connection with the consummation of the Recapitalization and not otherwise amortized or applied to stockholders’ equity, for which there are no comparable amounts in 2005.

Total operating expenses increased $28.5 million, or 18.3%, from $156.1 million for the year ended December 31, 2005 to $184.6 million for the year ended December 31, 2006 as discussed above, and total operating expenses as a percentage of total revenues increased from 10.7% for the year ended December 31, 2005 to 11.2% for the year ended December 31, 2006 as a result of the Recapitalization expenses incurred in 2006.

Operating Income.  Operating income increased $98.5 million, or 30.6%, from $322.0 million for the year ended December 31, 2005 to $420.5 million for the year ended December 31, 2006, representing a margin improvement from 22.0% to 25.4%. This increase was primarily the result of our continued focus on rental rate management and our ability to leverage operating costs.

Interest Expense, net.  Interest expense increased $52.1 million, or 81.0%, from $64.3 million for the year ended December 31, 2005 to $116.4 million for the year ended December 31, 2006, partially due to the fact that, effective January 1, 2006, the rate charged on certain pre-Recapitalization outstanding debt changed (resulting in an increase in the effective interest rate on such debt) and partially due to an increase in total outstanding debt resulting from the Recapitalization from $1,246.8 million to $3,006.4 million from December 31, 2005 to December 31, 2006.

Provision For Income Taxes.  The provision for income tax increased $24.3 million, or 26.0%, from $93.6 million for the year ended December 31, 2005 to $117.9 million for the year ended December 31, 2006, primarily due to an increase in pre-tax profits for the year ended December 31, 2006 compared to the year ended December 31, 2005.

Net Income.  Net income increased $22.3 million, or 13.6%, from $164.2 million for the year ended December 31, 2005 to $186.5 million for the year ended December 31, 2006. The increase was primarily due to the continued implementation of processes focused on effective rental rate management, increased operating efficiencies and profitable rental volume growth.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Revenues.  Total revenues increased $132.1 million, or 9.9%, from $1,328.7 million for the year ended December 31, 2004 to $1,460.8 million for the year ended December 31, 2005. Equipment rental revenues for the year ended December 31, 2005 increased $155.8 million, or 15.8%, from $984.5 million for the year ended December 31, 2004 to $1,140.3 million for the year ended December 31, 2005. The increase in equipment rental revenues was primarily the result of a $74.1 million, or 7.5%, increase in rental volume and effective rental rate management resulting in a $81.7 million, or 8.3%, increase in rental rates.

Revenues from the sale of merchandise decreased $59.8 million, or 36.8%, from $162.7 million for the year ended December 31, 2004 to $102.9 million for the year ended December 31, 2005, primarily as a result of our exiting certain non-core product lines, as well as our strategic decision to focus on our more profitable rental operations.

Revenues from the sale of used rental equipment increased $36.0 million, or 19.9%, from $181.5 million for the year ended December 31, 2004 to $217.5 million for the year ended December 31, 2005, as a result of concentrated sales efforts to optimize the quality and condition of the rental fleet.

Cost of equipment rentals, excluding depreciation, increased $34.9 million, or 7.1%, from $492.3 million for the year ended December 31, 2004 to $527.2 million for the year ended December 31, 2005, primarily due to a corresponding increase in equipment rental revenue volume with a 15.8% increase in equipment rental revenues for the same period.

Depreciation of rental equipment increased $20.0 million, or 10.4%, from $192.3 million for the year ended December 31, 2004 to $212.3 million for the year ended December 31, 2005, while decreasing as a percent of equipment rental revenues from 19.5% in the year ended December 31, 2004 to 18.6% for the year ended December 31, 2005. This decrease was due to our implementation of capital efficiency initiatives, including a reduction of unavailable fleet from 12.9% to 10.5% and an increase in fleet utilization from 67.7% to 70.6% over the same period.

Cost of sales of merchandise decreased $53.0 million, or 43.1%, from $122.9 million for the year ended December 31, 2004 to $69.9 million for the year ended December 31, 2005, primarily as a result of our exiting certain non-core product lines. Gross margin for the sale of merchandise increased from 24.5% for the year ended December 31, 2004 to 32.1% for the year ended December 31, 2005, largely due to a reduction of lower margin new equipment sales and a shift to higher margin merchandise items that complement the related rental transaction.

Cost of rental equipment sales increased $26.2 million, or 17.8%, from $147.1 million for the year ended December 31, 2004 to $173.3 million for the year ended December 31, 2005. As a result of the increased sales of used rental equipment, gross margin for the sale of rental equipment increased from 18.9% during the year ended December 31, 2004 to 20.3% for the year ended December 31, 2005, due to a reduction of sales of older and under-utilized equipment.

Selling, general and administrative expenses increased $4.2 million, or 3.5%, from $118.1 million for the year ended December 31, 2004 to $122.3 million for the year ended

December 31, 2005 primarily as a result of an increase of $3.6 million in marketing and advertising programs focused on promoting equipment rental. Selling, general and administrative expenses decreased as a percentage of total revenue from 8.9% for the year ended December 31, 2004 to 8.4% for the year ended December 31, 2005, due to increased revenue resulting from increased equipment rental volume, rental rate management resulting in increased rental rates and increased operating efficiencies.

Depreciation and amortization of non-rental equipment remained essentially flat from the year ended December 31, 2004 to the year ended December 31, 2005.

Total operating expenses increased $5.3 million, or 3.5%, from $150.8 million for the year ended December 31, 2004 to $156.1 million for the year ended December 31, 2005, due to the reasons discussed above, and total operating expenses as a percentage of total revenues decreased from 11.3% in the year ended December 31, 2004 to 10.7% in the year ended December 31, 2005.

Operating Income.  Operating income increased $98.7 million, or 44.2%, from $223.3 million for the year ended December 31, 2004 to $322.0 million for the year ended December 31, 2005, representing a margin improvement from 16.8% to 22.0%. This increase was primarily the result of increased equipment rental revenue due to increased equipment volume growth, rental rate management resulting in increased rental rates and effective cost management.

Interest Expense, net.  Interest expense increased $18.6 million, or 40.7%, from $45.7 million for the year ended December 31, 2004 to $64.3 million for the year ended December 31, 2005, primarily due to an increase in the interest rate on January 1, 2005 charged by an ACAB affiliate, resulting in an increase in the effective interest rate on such debt.

Provision For Income Taxes.  The provision for income tax expense increased $26.9 million, or 40.3%, from $66.7 million for the year ended December 31, 2004 to $93.6 million for the year ended December 31, 2005. The increase is primarily the result of an increase in pre-tax profits for the year ended December 31, 2005, compared to the same period in 2004.

Net Income.  Net income increased $53.2 million, or 47.9%, from $111.0 million for the year ended December 31, 2004 to $164.2 million for the year ended December 31, 2005. The increase was primarily due to increased revenues of $132.1 million and effective cost management.

Liquidity and Capital Resources

Cash and Cash Flows

As of March 31, 2007, we had cash and cash equivalents of $1.5 million, a decrease of $44.7 million from December 31, 2006. As of December 31, 2006, we had cash and cash equivalents of $46.2 million, an increase of $39.1 million from December 31, 2005. As of December 31, 2005, we had cash and cash equivalents of $7.1 million, an increase of $2.6 million from December 31, 2004.

Our operations are funded primarily by cash provided by operating activities. Net cash provided by operating activities was $56.2 million for the three months ended March 31, 2007, compared to $104.3 million for the three months ended March 31, 2006. This decrease resulted from decreased net income of $20.9 million due to increased interest expense and a decrease of $67.2 million of accounts payable partially offset by a $30.9 million increase in accrued expenses and other liabilities. The $56.2 million cash from operating activities resulted from cash inflows from net income and non-cash income items totaling $94.7 million, partially offset by a $38.5 million cash outflow due to fluctuations in operating assets and liabilities. The change in cash resulting from fluctuations in operating assets and liabilities is due to normal variations in purchasing patterns. Net cash provided by operating activities during the year ended December 31, 2006 was $436.0 million, a decrease of $122.8 million from the year ended December 31, 2005. This decrease was primarily due to normal variations in purchasing patterns. Net cash provided by operating activities was $558.9 million for the year ended December 31, 2005, an increase of $122.9 million from the year ended December 31, 2004, primarily due to increased net income and improved vendor terms that allowed us to make payments on favorable terms after delivery of equipment.

Our business is highly capital intensive and our primary use of cash in investing activities is for the acquisition of rental equipment. Net cash used in investing activities during the three months ended March 31, 2007 was $66.4 million, a decrease of $50.1 million from the $116.5 million of cash used in investing activities in the three months ended March 31, 2006. Of this decrease, $52.9 million is due to reduced net expenditures for rental equipment, partially offset by a $2.8 million increase in net expenditures for property, plant and equipment. The improved quality, age and condition of our fleet reduced our need to replace existing equipment during this three month period as compared to the same period in the prior year.

Net cash used in investing activities during the year ended December 31, 2006 was $542.2 million, an increase of $79.4 million from the year ended December 31, 2005. This increase is primarily due to investment in rental fleet. Net cash used in investing activities was $462.8 million for the year ended December 31, 2005, an increase of $225.0 million from the year ended December 31, 2004. The increase during 2005 was primarily due to an increase in net expenditures for rental equipment. For the year ended December 31, 2006, our expenditures for rental equipment were $721.3 million, partially offset by proceeds from the disposal of such equipment of $191.7 million. For the year ended December 31, 2005, our expenditures for rental equipment were $691.9 million, partially offset by proceeds from the disposal of such equipment of $217.5 million. For the year ended December 31, 2004, our expenditures for rental equipment were $419.9 million, partially offset by proceeds from the disposal of such equipment of $181.5 million.

For the three months ended March 31, 2007, our capital expenditures for property and non-rental equipment was $7.9 million. For the year ended December 31, 2006, our capital expenditures for property and non-rental equipment were $28.6 million. For the year ended December 31, 2005, our capital expenditures for property and non-rental equipment were $4.6 million. This increase was primarily the result of the initiative to replace older sales and delivery vehicles. For the year ended December 31, 2004, our capital expenditures for property and non-rental equipment were $33.5 million. See “—Capital Expenditures” below.

As part of the Recapitalization, ACAB and ACF assumed certain liabilities of RSC Holdings existing on the Recapitalization Closing Date, including tax liabilities for personal property and real estate. Additionally, ACAB and ACF agreed to indemnify all liabilities for income taxes which are imposed on us for a taxable period prior to the Recapitalization Closing Date. During the three months ended March 31, 2007, we received a $6.9 million payment from an affiliate of ACAB against an indemnification receivable. Additionally, we recorded a $4.5 million capital contribution for an additional indemnification payment received from an affiliate of ACAB related to the modification of certain software agreements pursuant to the Recapitalization.

Indebtedness

As of March 31, 2007, we had $3,008.8 million of indebtedness outstanding, consisting primarily of $1,122.9 million under the Senior ABL Facilities, $1,130.0 million under the Senior Term Facility and $620.0 million of Senior Notes. As of December 31, 2006, we had

$3,006.4 million of indebtedness outstanding, consisting primarily of $1,127.7 million under the Senior ABL Facilities, $1,130.0 million under the Senior Term Facility and $620.0 million of Senior Notes.

Liquidity Following the Recapitalization and this Offering

We are highly leveraged and a substantial portion of our liquidity needs arise from debt service on indebtedness incurred in connection with the Recapitalization and from the funding of our costs of operations, working capital and capital expenditures.

As of December 31, 2006 and March 31, 2007, on a pro forma basis after giving effect to this offering and the use of the net proceeds therefrom, we would have had outstanding approximately $2,752.7 and $2,755.1 million, respectively, of total indebtedness. As of December 31, 2006, on a pro forma basis after giving effect to (i) the Recapitalization and the use of the net proceeds therefrom and (ii) the Recapitalization and the use of the net proceeds therefrom and this offering and the use of the net proceeds therefrom, as if such transactions had occurred on January 1, 2006, interest expense for the year ended December 31, 2006 would have been $254.3 million and $231.4 million, respectively. As of March 31, 2007, on a pro forma basis after giving effect to this offering and the use of the net proceeds therefrom, interest expense for the three months ended March 31, 2007 would have been $58.5 million.

We rely primarily on cash generated from operations and borrowings under our Senior ABL Facilities to purchase equipment for our rental fleet. As of March 31, 2007, we had a balance of $874.1 million and available borrowings of $483 million related to the revolving portion of the Senior ABL Facilities. The available borrowings were reduced by $62.4 million of outstanding letters of credit and are subject to the maintenance of a sufficient borrowing base under the Senior ABL Facilities. During the three months ended March 31, 2007 we borrowed $16.7 million under the revolving portion of the Senior ABL Facilities and repaid $20.9 million. As of December 31, 2006, we had a balance of $878.2 million and available borrowings of $505 million related to the revolving portion of the Senior ABL Facilities. The available borrowings as of December 31, 2006 were reduced by $41 million of outstanding letters of credit and is subject to our maintenance of a sufficient borrowing base under the Senior ABL Facilities. For further information concerning our Senior ABL Facilities see “Description of Certain Indebtedness—Senior ABL Facilities.” For a discussion of risks related to our reliance on borrowings under our Senior ABL Facilities to purchase equipment, see “Risk Factors—Risks Related to Our Business—Our reliance on available borrowings under our Senior ABL Facilities and cash from operating activities to purchase new equipment subjects us to a number of risks, many of which are beyond our control.”

Also, substantially all of our rental equipment and all our other assets are subject to liens under our Senior ABL Facilities and our Senior Term Facility. None of such assets will be available to satisfy the claims of our general creditors.

We estimate that our net proceeds from the sale of 12,500,000 shares of our common stock being offered by us pursuant to this prospectus at an assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses, will be approximately $278.8 million. A $1.00 increase (decrease) in the assumed initial public offering price of $24.00 per share would increase (decrease) the net proceeds to us from this offering by $11.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. We will not receive any proceeds from the sale of 8,333,333 shares of our common stock being offered by the selling stockholders pursuant to this prospectus or the additional shares that would be sold by the selling stockholders if the underwriters exercised their overallotment option.

We intend to use the net proceeds to us from the sale by us of our common stock to (i) repay $253.7 million of the Senior Term Facility, (ii) pay a $5.1 million prepayment penalty related to our $253.7 million repayment under the Senior Term Facility and (iii) pay a termination fee of $20.0 million related to the termination of the monitoring agreement with the remainder of the proceeds, if any, to be used for general corporate purposes.

We believe that cash generated from operations, together with amounts available under the Senior ABL Facilities, will be adequate to permit us to meet our debt service obligations, ongoing costs of operations, working capital needs and capital expenditure requirements for the foreseeable future. Our future financial and operating performance, ability to service or refinance our debt and ability to comply with covenants and restrictions contained in our debt agreements will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Our business strategy has been and continues to be to grow our business primarily through internal growth and on a stand alone basis. However, potential acquisition and combination opportunities do arise from time to time, and we may consider such opportunities when we become aware of them. If we determine that a particular potential acquisition or combination is worth pursuing, doing so would necessitate changes, and perhaps very considerable changes, in our strategies, operations, goals, balance sheet and structure. A decision to pursue a significant acquisition or combination would also involve significant risks.

Indebtedness Following the Recapitalization and this Offering

On the Recapitalization Closing Date, RSC entered into a series of financing and refinancing transactions. For a description of the Recapitalization, see “Recent Transactions—The Recapitalization.”

Senior ABL Facilities.  In connection with the Recapitalization, RSC and certain of its parent companies and subsidiaries, as borrower, entered into a senior secured asset based credit facility with Deutsche Bank AG, New York Branch (“DBNY”), as administrative agent, Citicorp North America, Inc. (“Citigroup”), as syndication agent, and the other financial institutions party thereto from time to time. The facility consists of a $1,450 million revolving credit facility and a $250 million term loan facility. See “Description of Certain Indebtedness—Senior ABL Facilities.” For further information concerning the Senior ABL Facilities, see “Description of Certain Indebtedness—Senior ABL Facilities.”

Senior Term Facility.  In connection with the Recapitalization, RSC and certain of its parent companies, as borrower, entered into an up to $1,130 million senior secured second-lien term loan facility with DBNY, as administrative agent, Citigroup, as syndication agent, General Electric Capital Corporation (“GECC”), as co-documentation agent and the other financial institution as party thereto from time to time. As of March 31, 2007, on a pro forma basis after giving effect to this offering and the use of the net proceeds therefrom, we would have drawn $876.3 million under this facility. For further information concerning the Senior Term Facility, see “Description of Certain Indebtedness—Senior Term Facility.”

The Notes.  In connection with the Recapitalization, RSC and RSC Holdings III, LLC issued $620 million aggregate principal amount of 9 1/2% senior notes due 2014. The indenture for the Notes contains covenants that, among other things, limit the ability of RSC Holdings III, LLC, RSC and its restricted subsidiaries, as described more fully in the indenture, to incur more debt, pay dividends, redeem stock or make other distributions, make investments, create liens, transfer or sell assets, merge or consolidate and enter into certain transactions with affiliates. For further information concerning the Notes, see “Description of Certain Indebtedness—Senior Notes.”

Contractual Obligations

The following table details the contractual cash obligations for debt, operating leases and purchase obligations as of December 31, 2006 on a historical basis and as of December 31, 2006 on a pro forma basis. The pro forma contractual obligations presented below give effect to this offering and the use of the net proceeds therefrom, as if these transactions occurred as of December 31, 2006. The contractual obligations presented below do not give effect to the contingent earn-out notes. For information regarding the contingent earn-out notes, see “Recent Transactions — The Recapitalization — Contingent Earn-Out Notes” and note 1 to our audited consolidated financial statements included in this prospectus.

	Payments Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in millions)

Historical Contractual Obligations (as of December 31, 2006)
Debt(1)	$2,877.7	$2.5	$5.0	$883.3	$1,986.9
Capital Leases	128.7	29.2	51.7	31.8	16.0
Interest on Debt and Capital Leases(2)	1,595.0	247.6	489.9	478.0	379.5
Operating Leases	153.7	43.5	66.0	34.8	9.4

Total	$4,755.1	$322.8	$612.6	$1,427.9	$2,391.8

Pro Forma Contractual Obligations (after giving effect to this offering)
Debt(3)	$2,624.0	$2.5	$5.0	$883.3	$1,733.2
Capital Leases	128.7	29.2	51.7	31.8	16.0
Interest on Debt and Capital Leases(2)	1,439.8	225.1	445.0	433.1	336.6
Operating Leases	153.7	43.5	66.0	34.8	9.4

Total	$4,346.2	$300.3	$567.7	$1,383.0	$2,095.2

(1)	Amounts represent the debt incurred pursuant to the Recapitalization.

(2)	Estimated interest for debt for all periods presented is calculated using the interest rate effective as of December 31, 2006 of (i) 7.1% for the Senior ABL Facilities, (ii) 8.86% for the Senior Term Facility, (iii) 0.25% on the $572 million of undrawn capacity under the revolving portion of the Senior ABL Facilities and (iv) 9.50% on the Senior Notes. Principal payments are reflected when contractually required, and no early paydowns are reflected. Capital lease interest is based upon contractually agreed upon amounts.

(3)	Amounts represent the pro forma debt obligations to be outstanding after giving effect to this offering and the use of the net proceeds therefrom.

Capital Expenditures

The table below shows rental equipment and property and non-rental equipment capital expenditures and related disposal proceeds received for the three months ended March 31, 2007 and for the years ended December 31, 2006, 2005 and 2004.

	Rental Equipment			Property and Non-Rental Equipment
	Gross Capital	Disposal	Net Capital	Gross Capital	Disposal	Net Capital
	Expenditures	Proceeds	Expenditures	Expenditures	Proceeds	Expenditures
	(in millions)

2007 (through March 31)	$100.4	$37.8	$62.6	$7.9	$4.2	$3.7
2006	721.3	191.7	529.6	28.6	16.0	12.6
2005	691.9	217.5	474.4	4.6	16.2	(11.6)
2004	419.9	181.5	238.4	33.5	34.1	(0.6)

	$1,933.5	$628.5	$1,305.0	$74.6	$70.5	$4.1

Quantitative and Qualitative Disclosure About Market Risks

We are potentially exposed to market risk associated with changes in interest rates and foreign currency exchange rates. For more information on these exposures see note 2 to the notes to our unaudited and audited consolidated financial statements included in this prospectus.

Interest Rate Risk

We have a significant amount of debt under the Senior ABL Facilities and Senior Term Facility with a variable rate of interest based generally on LIBOR or an alternate interest rate, in each case, plus an applicable margin (or, in the case of Canadian dollar borrowings under the Senior ABL Facilities, variable borrowing costs based generally on bankers’ acceptance discount rates, plus a stamping fee equal to an applicable margin, or on the Canadian prime rate, plus an applicable margin). Increases in interest rates could therefore significantly increase the associated interest payments that we are required to make on this debt. We have assessed our exposure to changes in interest rates by analyzing the sensitivity to our earnings assuming various changes in market interest rates. Assuming a hypothetical increase of 1% in interest rates on our debt portfolio on a pro forma basis after giving effect to this offering and the use of the net proceeds therefrom, our net interest expense would have increased by an estimated $5.0 million and $20.0 million for the three months ended March 31, 2007 and for the year ended December 31, 2006, respectively, without taking into account any potential hedging under the instruments governing our debt. Pursuant to the terms of the agreements governing the Senior ABL Facilities and the Senior Term Facility, we may hedge a portion of the floating rate interest exposure thereunder to provide protection in respect of such exposure.

Currency Exchange Risk

The functional currency for our Canadian operations is the Canadian dollar. In 2005, 2006 and the three months ended March 31, 2007, 3.4%, 4.0% and 4.3%, respectively, of our revenues were generated by our Canadian operations. As a result, our future earnings could be affected by fluctuations in the exchange rate between the U.S. and Canadian dollars. Based upon the level of our Canadian operations during the three months ended March 31, 2007 and the years ended December 31, 2006 and 2005 relative to our operations as a whole, a 1% change in this exchange rate would not have a material impact on our earnings.

Inflation

The increased acquisition cost of rental equipment is the primary inflationary factor affecting us. Many of our other operating expenses are also expected to increase with inflation, including health care costs. Management does not expect that the effect of inflation on our overall operating costs will be greater for us than for our competitors.

RSC Holdings Stock Incentive Plan

On November 30, 2006, our Board approved the RSC Holdings Stock Incentive Plan, or the “Stock Incentive Plan.” The Stock Incentive Plan provides for the sale of our common stock to RSC Holdings’ named executive officers, other key employees and directors as well as the grant of stock options to purchase shares of our common stock to those individuals. See “Executive Compensation and Related Information—Compensation Discussion and Analysis—RSC Holdings Stock Incentive Plan.”

Recent Share Purchase by Certain Members of Management

During the last quarter of 2006, we made an equity offering to approximately 20 of our executives. The shares sold and options granted to our executives in connection with this equity offering are subject to and governed by the terms of the Stock Incentive Plan. The offering closed on December 4, 2006 as to all of our executives except Mr. Groman, as to whom the offering closed on December 19, 2006, shortly after he joined us as our General Counsel. In connection with this offering, we sold 987,022 shares at a purchase price of $6.52 per share and granted options to purchase an additional 4,395,921 shares at an exercise price of $6.52 per share.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted FIN 48 on January 1, 2007 and did not recognize an increase or decrease in the liability for unrecognized tax benefits as a result of the implementation of FIN 48.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies to other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We will be required to adopt SFAS No. 157 in the first quarter of fiscal year 2008. Management is currently evaluating the requirements of SFAS No. 157 and has not yet determined the impact that the adoption of SFAS No. 157 will have on our financial statements.

Prior to January 1, 2006, we applied the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for share appreciation rights issued by ACAB to selected key RSC employees. Effective January 1, 2006, we adopted the modified prospective method of SFAS 123 (revised 2004), Share Based Payment.  Under that method, we recognize compensation costs for new grants of share-based awards, awards modified after the effective date, and the remaining portion of the fair value of the unvested awards at the adoption date. As of January 1, 2006, the share appreciation rights were substantially vested. As a result, the adoption of SFAS 123 did not have a material effect on our financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS No. 154 further requires a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets to be accounted for as a change in accounting estimate affected by a change in accounting principle. On January 1, 2006, we adopted SFAS No. 154. The adoption of SFAS No. 154 did not have a material impact on our financial position or results of operations.

In September 2006, the SEC Staff issued Staff Accounting Bulletin (“SAB 108”), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB 108 is only effective for public companies. We will adopt SAB 108 upon becoming a public company. We do not expect the adoption of SAB 108 to have a material impact on our results of operations, financial position or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. We will be required to adopt SFAS No. 159 in the first quarter of the year ending December 31, 2008. We are assessing the impact of SFAS No. 159 and have not yet determined the impact of its adoption on our results of operations, financial positions or cash flows.

INDUSTRY OVERVIEW

According to industry sources, the equipment rental market in the United States was a $34.8 billion industry in 2006 and experienced an 11% compound annual growth rate between 1990 and 2006. This market is expected to grow to $37.6 billion or by approximately 8% by the end of 2007. The equipment rental industry encompasses a wide range of equipment from small tools to heavy earthmoving equipment, and growth is largely driven by two key factors. First, there is an increasing trend towards renting versus purchasing equipment. The penetration rate for equipment rental in the United States has expanded in line with the increasing recognition of the benefits that equipment rental offers compared to equipment ownership. Industry sources estimate there has been an overall growth in rental industry penetration from 5% of total equipment deployed in 1993 to 35% in 2005. Second, the industry has experienced growth in its primary end-markets, which comprise the non-residential construction and industrial markets.

In 2002 and 2003, industry rental revenues decreased by approximately $1.0 billion from the level reached in 2001. This decrease reflected significant weakness in private non-residential construction activity, which declined by 13.2% in 2002 and by an additional 4.5% in 2003 according to U.S. Census Bureau data. According to U.S. Census Bureau data, private non-residential construction activity increased 5.5% in 2004 compared with 2003, increased 7.2% in 2005 compared to 2004 and increased 16.3% in 2006 compared to 2005. Our industry is particularly sensitive to changes in non-residential construction activity because, to date, this has been the principal end-market for rental equipment. We expect that with a sustained rebound in non-residential construction, our industry will continue its long-term growth trend. During the last down cycle we and other major competitors were able to cut capital expenditures and generate free cash flow. We believe any potential downturn in the market is not expected to be as severe as the 2001 to 2003 period, characterized by significant depression of rental rates and capacity utilization due to weak end-market demand, fleet overcapacity and softening used equipment prices. We believe the equipment rental industry has evolved into a more disciplined industry, with improved fleet management and more disciplined pricing.

The equipment rental industry remains highly fragmented, with large numbers of companies operating on a regional or local scale. The top 10 companies combined accounted for less than 30% of the market by 2005 rental revenues. We expect the larger rental companies to increase their market share by continuing to offer for rent a wide range of high quality and reliable equipment. The outlook for the equipment rental industry is expected to remain strong, due to positive macroeconomic factors such as:

•	the continuing trend toward rental instead of ownership;

•	continued growth in non-residential building construction spending, which is expected to grow 9.5% in 2007; and

•	increased capital investment by industrial companies.

BUSINESS

Our Company

We are one of the largest equipment rental providers in North America. As of March 31, 2007, we operate through a network of 459 rental locations across ten regions in the United States and parts of Canada. We believe we are the first or second largest equipment rental provider in the majority of the regions in which we operate. During the eighteen months ended March 31, 2007, we serviced approximately 470,000 customers primarily in the non-residential construction and industrial markets. For the year ended December 31, 2006 and the three months ended March 31, 2007, we generated approximately 83% and 86%, respectively, of our revenues from equipment rentals, and we derived the remaining 17% and 14%, respectively, of our revenues from sales of used equipment and other related items. We believe our focus on high margin rental revenues, active fleet management and superior customer service has enabled us to achieve significant market share gains exclusively through organic growth while sustaining attractive returns on capital employed. Through March 31, 2007, we experienced 15 consecutive quarters of positive same store, year-over-year rental revenue growth with same store rental revenue growth of approximately 12%, 18%, 19% and 13% and operating income growth of approximately 76%, 44%, 31% and 12% in 2004, 2005, 2006 and the three months ended March 31, 2007, respectively.

We rent a broad selection of equipment, mainly to industrial and non-residential construction companies, ranging from large equipment such as backhoes, forklifts, air compressors, scissor lifts, booms and skid-steer loaders to smaller items such as pumps, generators, welders and electric hand tools. As of March 31, 2007, our rental fleet had an original equipment cost of $2.4 billion covering over 1,400 categories of equipment. We strive to differentiate our offerings through superior levels of equipment availability, reliability and service. The strength of our fleet lies in its age, condition and diversity. We believe our fleet is the youngest and best serviced in the industry among our key competitors, with an average fleet age of 25 months as of March 31, 2007. Our young fleet age provides us with significant management flexibility, and we actively manage the condition of our fleet to provide customers with well maintained and reliable equipment and to support our premium pricing strategy. Our disciplined fleet management strategy enables us to maintain pricing discipline and optimize fleet utilization and capital expenditures. As a result, we have a high degree of equipment sharing and mobility within regions. This enables us to increase equipment utilization and react quickly to adjust the fleet size to changes in customer demand. In addition to our equipment rental operations, we sell used equipment, parts, merchandise and supplies for maintenance, repair and operations.

For the three months ended March 31, 2007, we generated revenues, income before provision for income taxes and net income of $406.3 million, $33.3 million and $20.2 million, respectively. For the year ended December 31, 2006, we generated revenues, income before income taxes and net income of $1,652.9 million, $304.5 million and $186.5 million, respectively. For the year ended December 31, 2005, we generated revenues, income before income taxes and net income of $1,460.8 million, $257.8 million and $164.2 million, respectively.

Corporate History

RSC Holdings, formerly known as Atlas Copco North America, Inc., acquired Prime Service, Inc. in 1997. In 1998, Rental Service Corporation acquired Canadian rental equipment business Fasco Rentals Ltd. and was itself acquired by RSC Holdings in 1999. In 2001, RSC Holdings merged the operations of Prime Service, Inc. and Rental Service Corporation to form RSC. As of the Recapitalization Closing Date, ACAB had transferred the legal entities owned by RSC Holdings (other than RSC Equipment Rental of Canada Ltd., formerly known as

Rental Service Corporation of Canada Ltd., the limited liability companies formed in connection with the Recapitalization and RSC) and the Prime Energy division, which is in the business of renting and selling oil-free compressor equipment, to affiliates of ACAB. In connection with the Recapitalization, Ripplewood and Oak Hill each acquired 42.735% of the issued and outstanding capital stock of RSC Holdings. See “Recent Transactions—The Recapitalization.”

Competitive Strengths

We believe that the following strengths provide us with significant competitive advantages and the opportunity to achieve continued growth and profitability:

Leading North American Equipment Rental Provider with National Footprint and Significant Scale

We are one of the largest equipment rental providers in North America and we believe we are the largest or second largest equipment rental provider in the majority of the regions in which we operate. As of March 31, 2007, we operate through a network of 459 rental locations in 39 U.S. states and 4 Canadian provinces. Our scale and strong national footprint enable us to effectively service our customers in multiple geographic locations as well as our customers with exclusively local needs. In addition, the depth and breadth of our offerings enable us to service the majority of the equipment rental needs of our customers across multiple market segments. We believe that our broad geographical footprint reduces the impact of regional economic downturns and seasonal fluctuations in demand, and enables us to take advantage of growth opportunities, including those arising from the fragmented nature of the U.S. equipment rental industry. In addition, we believe our size and market presence allow us to achieve economies of scale in capital investment.

High Quality Rental Fleet

We believe our diverse equipment fleet is the youngest, best maintained and most reliable in the industry among our key competitors. At March 31, 2007, our rental fleet had an original equipment cost of approximately $2.4 billion and an average fleet age of 25 months, compared to $1.7 billion and 44 months, respectively, at the end of 2003. We employ a rigorous preventive maintenance and repair program to maximize the reliability, utilization and useful life of our fleet. In December 2006 and in March 2007, 97.7% and 98.1%, respectively, of our fleet was current on its manufacturer’s recommended preventive maintenance, resulting in high fleet reliability levels and high levels of our fleet being available to customers for rent. Because our fleet is young, well maintained and reliable, we expect to be able to support our premium pricing strategy and broaden our customer base. In addition, we believe that our fleet’s young age and condition enable us to withstand cyclical downturns in our industry better than our competitors due to our ability to reduce capital expenditures on new equipment without any compromise in quality.

Highly Disciplined Fleet Management and Procurement Process

Our highly disciplined approach to acquiring, deploying, sharing, maintaining and divesting fleet represents a key competitive advantage and is the main reason that we believe we lead the industry in profitability and return on invested capital. As of March 31, 2007, we invested approximately $2.2 billion in new fleet since the beginning of 2003 to meet customer demand and to optimize the diversity and condition of our fleet. Our fleet utilization increased from 61% for the year ended December 31, 2002 to 72% for the year ended December 31, 2006 and was 70% for the three months ended March 31, 2007. Our centralized fleet management strategy is a key driver of the success of our fleet management process. Our strategy facilitates the fluid transfer of our fleet among regions to adjust to local customer demand. We base our equipment investment decisions on locally forecasted quarterly rental revenues, target utilization levels and targeted rental rates. Our corporate fleet management approves fleet investments if the investments are projected to meet pre-specified return thresholds and the requirements cannot be satisfied through fleet redeployment. In addition, we utilize advanced management information systems to continuously monitor the profitability of our equipment fleet and our branches, including customer and transaction data, such as equipment rental rates and utilization. We also seek to maintain a disciplined and consolidated approach to supplier vendor negotiations by making equipment purchases continuously throughout the year rather than through long-term purchase agreements. By avoiding long-term supply contracts and placing equipment orders on a monthly basis, we are better able to manage the size of the fleet, profitably grow market share and make real-time decisions based on efficiency and return requirements.

Superior Customer Service

Senior management is committed to maintaining a customer focused culture. We spend significant time and resources to train our personnel to effectively service our customers. We utilize innovative service offerings, including Total Control, a proprietary software system available to customers for management of their rented and owned equipment fleet and services, and an in-house 24/7 call center. We also maintain a proprietary dispatch system combined with a global positioning system equipped truck fleet for efficient delivery and pick-up processes. We regularly solicit feedback from our customers through focus groups and telephone surveys with approximately 23,000 calls to customers. We believe that these customer initiatives help support our premium pricing strategy, and we estimate that a substantial portion of our total revenues for the year ended December 31, 2006 and the three months ended March 31, 2007 was derived from existing customers.

Diverse and Stable Customer Base

We serviced approximately 470,000 customers during the eighteen months ended March 31, 2007, primarily in the non-residential construction and industrial markets, and customers from these markets accounted for 94% of our total revenues for both the year ended December 31, 2006 and the three months ended March 31, 2007. Our customers represent a wide variety of industries, such as non-residential construction, petrochemical, paper/pulp and food processing. We have long and stable relationships with most of our customers, including relationships in excess of 10 years with the majority of our top 20 customers. We continue to diversify our customer base by growing our long-standing presence in the industrial market. During both the year ended December 31, 2006 and the three months ended March 31, 2007, no one customer accounted for more than 1.4% of our total revenues. Additionally, our top 10 customers combined represented approximately 6.8% and 8.1% of our total revenues for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.

Decentralized Organizational Structure Drives Local Business

We believe our ability to respond quickly to our customers’ demands is a key to profitable growth. Our highly decentralized organizational structure facilitates our ability to effectively service our customers in each of our local markets. We are organized in three geographic divisions across the United States and parts of Canada and operate in 10 regions across those divisions. Each of our 10 regions has a regional vice president responsible for operations and profitability and each region is split into districts headed by district managers typically overseeing five to six stores, each managed by a store manager. Compensation for our field managers is based on local results, meeting targeted operating margins and rental revenue growth. Accountability is maintained on a daily basis through our information systems, which provide real time data on key operational and financial metrics, and monthly reviews of financial performance. We also conduct formal management review meetings every four months to assess operational and financial objectives, develop near-term strategy and discuss personnel development. Since 2001, we have focused exclusively on organic growth, resulting in same store rental revenue growth of approximately 12% in 2004, 18% in 2005, 19% in 2006 and 13% in the three months ended March 31, 2007.

Experienced and Proven Management Team

Our senior and regional management team has significant experience operating businesses in capital intensive industries and a successful track record of delivering strong financial results and significant operational efficiencies. Since 2001, our management team has transformed our operational and financial performance by focusing on capital efficiency and returns, investments in human and capital resources, brand development and the redesign and implementation of significantly improved internal processes, including processes for managing our fleet, operating our stores and pricing our offerings. Our current management team led the effort to decentralize the business into nine regions, allowing regional leadership to take responsibility for regional profit and loss, thereby improving customer service and results. Under our management team’s leadership, our operating income margins increased from 10.4% in 2003 to 25.4% in 2006 and were 24.0% in the three months ended March 31, 2007. Supporting our management team’s initiatives is a highly motivated and experienced group of nine regional vice presidents with an average of approximately 17 years of industry experience.

Business Strategy

Increase Market Share and Pursue Profitable Growth

We believe that our high quality fleet, large scale and national footprint and superior customer service position us to continue to gain market share and increase our market penetration in the highly fragmented U.S. equipment rental market. We intend to take advantage of the opportunities for profitable growth within the North American equipment rental market by:

•	continuing to drive the profitability of existing stores and pursuing same store growth;

•	continuing to invest in and maintain our high quality fleet to meet local customer demands;

•	leveraging our reputation for superior customer service to increase our customer base;

•	opening new stores in targeted growth markets, many of which will be adjacent to current operations, which will allow us to leverage existing infrastructure and customer relationships;

•	increasing our presence in complementary rental and service offerings, many of which can be offered from our existing locations and provide incremental opportunities to increase same store revenues, margins and return on investment;

•	continuing to align incentives for local management teams with both profit and growth targets; and

•	pursuing selected acquisitions in attractive markets, subject to economic conditions.

Further Drive Profitability, Cash Flow and Return on Capital

We believe there are opportunities to further increase the profitability of our operations by continuing to:

•	focus on the higher margin rental business;

•	actively manage the quality, reliability and availability of our fleet and offer superior customer service, which supports our premium pricing strategy;

•	evaluate each new investment in fleet based on strict return guidelines;

•	deploy and allocate fleet among our operating regions based on pre-specified return thresholds to optimize utilization; and

•	use our size and market presence to achieve economies of scale in capital investment.

Further Enhance Our Industry Leading Customer Service

We believe that our position as a leading provider of rental equipment to our customers is driven in large part by our superior customer service and our reputation for such service. We intend to maintain our reputation, which we believe will allow us to further expand our customer base and increase our share of the fragmented U.S. equipment rental market, by continuing to:

•	meet our customers’ demands for superior fleet quality, availability and reliability;

•	recruit, train and retain a high quality work force able to forge strong relationships with customers;

•	provide customers with comprehensive and responsive service, including through our in-house 24/7 call center; and

solicit customer feedback through focus groups and customer satisfaction telephone surveys to continuously improve our customer service.

Business

Our business is focused on equipment rental and includes sales of used rental equipment and sales of merchandise that is tied to the use of our rental equipment.

We offer for rent over 1,400 categories of equipment on an hourly, daily, weekly or monthly basis. The type of equipment that we offer ranges from large equipment such as backhoes, forklifts, air compressors, scissor lifts, booms and skid-steer loaders to smaller items such as pumps, generators, welders and electric hand tools. Our rental revenues grew from $899.2 million in 2003 to $1,368.7 million in 2006, representing a compound annual growth rate of 15.0%, and we have grown significantly in Canada, with a 38% compound annual growth rate over the same period.

We routinely sell used rental equipment and invest in new equipment to manage the age, size and composition of our fleet and to adjust to changes in demand for specific rental products. We realize what we believe to be attractive sales prices for our used equipment due to our rigorous preventive maintenance program. We sell used rental equipment primarily through our existing branch network and, to a lesser extent through other means, including through third parties such as equipment auctions and brokers.

As a convenience for our customers, we offer for sale a broad selection of contractor supplies, including safety equipment such as hard hats and goggles, consumables such as blades and gloves, tools such as ladders, and shovels and certain other ancillary products. We also sell a small amount of new equipment. In 2006, our revenues from merchandise was $92.5 million, representing 5.6% of total revenues, down from 7.0% of revenues for 2005. Revenues from merchandise was $20.6 million for the three months ended March 31, 2007 representing 5.1% of total revenues and down from 6.4% of revenues for the three months ended March 31, 2006. This reduction of revenues from sales of merchandise reflects our shift of capital and human resources to and focus on our more profitable core rental operations, which has allowed us to grow our operating margins from 10.4% in 2003 to 25.4% for 2006 and 24.0% in the three months ended March 31, 2007.

Operations

We are organized into three geographic divisions and operate in 10 regions across those divisions. Each of these regions is headed by a regional vice president. Our operating regions typically have eight to 10 districts headed by a district manager overseeing five to six rental location stores and each store is managed by a store manager. Our Canadian region has five districts and 20 rental locations. Operating within guidelines established and overseen by our executive management, regional and district personnel are able to make decisions based on the needs of their customers. Our executive management conducts monthly operating reviews of regional performance and also holds three formal meetings with representatives of each operating region per year. These meetings encompass operational and financial reviews and talent assessment, leadership development and regional near-term strategy. Regional vice presidents, district managers and store managers are responsible for management and customer service in their respective areas and are directly responsible for the financial performance of their respective region, district and store, and their variable compensation is tied to the profitability of their area.

Customers

We have long and stable relationships with most of our customers, including relationships in excess of 10 years with the majority of our top 20 customers. We have steadily increased our account activations per month over several years and during the eighteen months ended March 31, 2007, we serviced approximately 470,000 customers, primarily in the non-residential construction and industrial markets. During both the year ended December 31, 2006 and the three months ended March 31, 2007, no one customer accounted for more than 1.4% of our total revenues. Additionally, our top 10 customers combined represented approximately 6.8% and 8.1% of our total revenues for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively. We do not believe the loss of any one customer would have a material adverse effect on our business.

We have a diversified customer base consisting of two major end-markets, non-residential construction, and industrial. We also have customers in the residential construction end-market. Our customer mix across the regions is similar except for the Southern and Canadian regions which have a higher share of industrial customers. Our customers represent a wide variety of industries, such as non-residential construction, petrochemical, paper/pulp and food processing. Serving a number of different industries enables us to reduce our dependence on a single or limited number of customers in the same business and somewhat reduces our dependence on construction cycles and the seasonality of our revenues.

Customers from the non-residential construction and industrial markets accounted for 94% of our total revenues for both the year ended December 31, 2006 and the three months ended March 31, 2007. Non-residential construction customers vary in size from national and regional to local companies and private contractors and typically make use of the entire range of rental equipment and supplies that we offer. Non-residential construction projects vary in terms of length, type of equipment required and location requiring responsive and flexible services.

Industrial customers are largely geographically concentrated along the Gulf Coast of the United States, as well as in industrial centers such as Chicago and Fort McMurray in Alberta, Canada. Many of our largest accounts are oil and petrochemical facilities that require rental services grouped into the following activities:

•	“run and maintain,” which relates to day to day maintenance;

•	“turnaround,” which relates to major planned general overhaul of operations; and

•	“capital projects,” which relate to any expansion or modification work.

In our experience, industrial customers engage in long-term service contracts with trusted suppliers to meet their equipment requirements. In order to capitalize on this trend, we operate rental yards on-site at the facilities of some of our largest industrial customers pursuant to three to five year contracts that may be cancelled by either party upon 30 days’ notice. Under these contracts, we typically agree to service all of our customers’ equipment rental needs, including products we do not typically rent. We have also developed a proprietary software application, Total Control®, which provides our industrial clients with a single in-house software application that enables them to monitor and manage all their rental and off-rental equipment. This software can be integrated into the customers’ enterprise resource planning system.

Residential construction customers are located throughout the country and accounted for 6% of our total revenues for both the year ended December 31, 2006 and the three months ended March 31, 2007. These customers have less frequent rental needs, often over weekends, and typically rent smaller equipment and tools.

Customer Service.  To ensure prompt response to customer needs, we operate a 24/7 in-house call center, which we believe gives us a competitive advantage because few of our competitors provide this service. Our in-house call center staff is highly trained and has access to all databases providing clients with best-in-class service. Additionally, customers have full access to all company employees on call, enabling appropriate support at any time. We also pursue a number of initiatives to assess and enhance customer satisfaction. With the assistance of professional research firms, we conduct customer focus groups to assess brand awareness and overall service quality perception. In addition, we contact approximately 23,000 of our customers annually to determine their overall satisfaction levels. We also test the quality of our service levels by recording randomly selected phone calls with customers for coaching opportunities and to evaluate courtesy and staff knowledge.

Fleet

As of March 31, 2007, our rental fleet had an original equipment cost of $2.4 billion covering over 1,400 categories of equipment. Rental terms for our equipment vary depending on the customer’s needs, and the average rental term in the twelve month period ended December 31, 2006 was between nine and ten days. We believe that the size of our purchasing program and importance of our business to our suppliers allows us to purchase fleet at favorable prices and on favorable terms. We believe that our highly disciplined approach to acquiring, deploying, sharing, maintaining and divesting fleet represents a key competitive advantage and is one of the main reasons that we lead the industry in profitability and returns on invested capital. The following table provides a breakdown of our fleet in terms of original cost as of March 31, 2007.

Equipment Rental Fleet Breakdown	% of Total

Aerial Work Platform (AWP) booms	29.4
Fork lifts	22.7
Earth moving	18.9
AWP scissors	10.8
Trucks	3.9
Air	3.4
Generators/Light towers	2.8
Compaction	2.6
Other	5.5

Fleet Management Process.  We believe that our disciplined fleet management process, with its focus on capital efficiency whereby new investments are evaluated on strict return guidelines and at a local level, enables us to maintain optimal fleet utilization. Consistent with our decentralized operating structure, each region is responsible for the quality of its allocated fleet, providing timely fleet maintenance, fleet movement and fleet availability. This process is led by regional fleet directors who make investment/divestment decisions within strict return on investment guidelines. Fleet requirements are first determined at a local level and are then evaluated for potential internal equipment reallocation on a district or regional level. Local revenues are forecasted on a store-by-store basis on the basis of targeted utilization and rental rates. Regional vice presidents use this information to develop near term regional customer demand estimates and appropriately allocate investment requirements. As a result of this process, our fleet time utilization has increased from 61% for the year ended December 31, 2002 to 72% for the year ended December 31, 2006 and was 70% for the three months ended March 31, 2007.

The regional fleet process is overseen by our corporate fleet management, which is responsible for the overall allocation of the fleet among and between the regions. We evaluate all electronic investment requests by regional fleet directors and develop and enforce a ceiling for the fleet size for each region based on short-term local outlook, return and efficiency requirements and need at the time, and identifies under-utilized equipment for sale.

Corporate fleet management will accept a new capital investment request only if such investment is deemed to achieve a pre-specified return threshold and if the request cannot be satisfied through internal fleet reallocation. Divestments or fleet transfers are implemented when the fleet generates returns below the pre-specified threshold. If corporate fleet management cannot identify a need for a piece of equipment in any region, the equipment is targeted for sale. We realize what we believe to be attractive sales prices for our used equipment due to our rigorous preventive maintenance program. We sell used rental equipment primarily through our existing branch network and, to a lesser extent through other means, including through third parties such as equipment auctions and brokers.

We also continuously monitor the profitability of our equipment through our information management systems. Each piece of equipment is tracked and evaluated on a number of performance criteria, including time utilization rate, average billing rate, preventive maintenance, age and, most importantly, return on investment. We utilize this data to help guide the transfer of equipment to locations where the highest utilization rates, highest prices and best returns can be achieved. We have a strategic pricing team fully dedicated to developing optimal pricing strategies for rental equipment. Pricing decisions are done on a local level to reflect current market conditions. Daily reports, which allow for review of agreements by customer or contract, enable local teams to monitor trends and limit heavy discounting that can suppress rental rates. We conduct continuous training to educate store managers and sales people on how to keep rental rates high by providing excellent customer service, adjusting the fleet size and improving utilization. As a result, rental rates have demonstrated strong growth and average discounts on rentals have declined significantly over the last few years.

We have also made proprietary improvements to our information management systems, such as integrating our maintenance and reservation management systems which prioritizes equipment repairs based on customer reservations and time in shop. The majority of major repairs are outsourced to enable RSC to focus on maintenance and parts replacement. We have also implemented a rigorous preventive maintenance program that increases reliability, decreases maintenance costs, extends the equipment’s useful life and improves fleet availability and the ultimate sales price we realize on the sale of used equipment. These initiatives have resulted in a reduction of unavailable fleet as a percentage of total fleet from 28% in the first quarter of 2001 to 8% in the first quarter of 2007 (or a reduction of approximately $401 million). This improvement enabled us to reduce the capital expenditure requirements necessary to grow our business by approximately $657 million during that period. In addition, in December 2006 and March 2007, 97.7% and 98.1%, respectively, of our fleet was current on its manufacturer’s recommended preventive maintenance, and maintenance costs as a percentage of rental revenues decreased from 9.6% in 2003 to 7.5% for 2006 and were 7.3% for the three months ended March 31, 2007.

Fleet Procurement.  We believe that our size and focus on long-term supplier relationships enable us to purchase equipment directly from manufacturers at favorable prices and on favorable terms. We do not enter into long-term purchase agreements with equipment suppliers because we wish to preserve our ability to respond quickly and beneficially to changes in demand for rental equipment. To ensure security of supply, we do, however, maintain non-binding arrangements with our key suppliers whereby we provide a forecast of our anticipated fleet needs for the coming year so that our suppliers can plan their production capacity needs. Accordingly, original equipment manufacturers deliver equipment to our facilities based on our current needs in terms of quantity and timing. We have negotiated favorable payment terms with the majority of our equipment suppliers. We believe that our ability to purchase equipment on what we believe are favorable terms represents a key competitive advantage afforded to us by the scale of our operations.

Over the last several years, we have reduced the number of suppliers from which we purchase rental equipment to two suppliers each for almost all major equipment categories that we offer for rent. We believe that we could readily replace any of our existing suppliers if it were no longer advantageous to purchase equipment from them. Our major equipment suppliers include JLG, Genie, Skyjack and John Deere. In 2006, we purchased $721.3 million of new rental equipment compared to $691.9 million and $419.9 million in 2005 and 2004, respectively. During the three months ended March 31, 2007, our new rental equipment purchases declined to $100.4 million from $174.7 million for the three months ended March 31, 2006.

Fleet Age.  We believe our diverse equipment fleet is the youngest, best maintained and most reliable in our industry among our key competitors. From January 2005 to March 31, 2007, the average age of our fleet declined from 39.8 months to 25 months. Through our fleet management process discussed above under “—Fleet Management Process,” we actively manage the condition of our fleet to provide customers with well maintained and reliable equipment and to support our premium pricing strategy.

Sales and Marketing

We market our products and services through:

•	a store-based sales force operating out of our network of local stores;

•	local and national advertising efforts; and

•	our self-service, web-based solution: RSC Online®.

Sales Force.  We believe that our sales force is one of the industry’s most productive and highly trained. As of March 31, 2007, we had an inside sales team performing a variety of functions such as handling inbound customer rental requests and servicing customers at the stores and outside sales employees servicing existing customers and soliciting new business on construction or industrial sites. Our sales force uses a proprietary territory management software application to target customers in their specific area, and we develop customized marketing programs for use by our sales force by analyzing each customer group for profitability, buying behavior and product selection. All members of our sales force are required to attend frequent in-house training sessions to develop product and application knowledge, sales techniques and financial acumen. Our sales force is supported by regional sales and marketing managers.

RSC Online®.  We provide our customers with a self-service, web-based solution: RSC Online®. Our customers can reserve equipment online, consult reports, use our report writer tool to create customized reports, terminate rental equipment reservations, schedule pick-ups and make electronic payments 24 hours a day, seven days a week. In addition, we maintain a home page on the Internet (http://www.rscrental.com) that includes a description of our products and services, our geographic locations and our online catalogue of used rental equipment for sale, as well as live 24/7 “click to chat” support.

Information Systems

We operate a highly customized rental information management system through which key operational and financial information is made available on a daily basis. Our executive management team uses this information to monitor current business activities closely, looking at customer trends and proactively responding to changes in the marketplace. Our enterprise resource management system is comprised of software licensed from Wynne Systems, Inc. and a number of proprietary enhancements covering amongst others, financial performance, fleet utilization, service, maintenance and pricing. The system fully integrates all store operations such as rentals, sales, service and cash management, with the corporate activities including finance, fixed asset and inventory management. All rental transactions are processed real-time through a centralized server and the system can be accessed by any employee at the point of sale to determine equipment availability, pricing and other customer specific information. In addition, we utilize Lawson Associates Inc. software for our general ledger and human resources information systems, and we outsource a limited number of other functions, such as payroll functions. Primary business servers are outsourced to IBM, including the provision of a disaster recovery system.

Members of our management can access all of these systems and databases throughout the day at all of our locations or through the Internet via a secure key to analyze items such as:

•	fleet utilization and return on investment by individual asset, equipment category, store, district or region;

•	pricing and discounting trends by store, district, region, salesperson, equipment category or customer;

•	revenue trends by store, district, region, salesperson, equipment category or customer; and

•	financial results and performance of stores, districts, regions and the overall company.

We believe that our use of information technology is a key component in our successful performance and that continued investment in this area will help us maintain and improve upon our customer satisfaction, responsiveness and flexibility.

Intellectual Property

We have registered or are in the process of registering the marks RSC and RSC Equipment Rental and certain other trademarks in the United States and Canada. We have not registered all of the trademarks we own and use in the business. Generally, registered trademarks have perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. While we have not registered any copyrightable aspects of RSC Online, we believe that our use of contractual provisions and confidentiality procedures provide adequate protection of our rights in such software.

Competition

The equipment rental industry is highly competitive and highly fragmented, with large numbers of companies operating on a regional or local scale. Our competitors in the equipment rental industry range from other large national companies to small regional and local businesses. The number of industry participants operating on a national scale is, however, much smaller. We are one of the principal national-scale industry participants in the United States and Canada. In the United States and Canada, the other national-scale industry participants are United Rentals, Inc., Hertz Equipment Rental Corporation and Sunbelt Rentals. Certain of our key regional competitors are Neff Rental, Inc., Ahern Rentals, Inc. and Sunstate Equipment Co. A number of individual Caterpillar dealers also participate in the equipment rental market in the United States and Canada.

Competition in the equipment rental industry is intense, and is defined by equipment availability, price and service. Our competitors, some of which may have access to substantial capital, may seek to compete aggressively on the basis of pricing or new fleet availability. To the extent that we choose to match our competitors’ downward pricing, it could have a material adverse impact on our results of operations. To the extent that we choose not to match or remain within a reasonable competitive distance from our competitors’ pricing, it could also have an adverse impact on our results of operations, as we may lose rental volume.

Employees

As of March 31, 2007, we had 5,214 employees. Employee benefits in effect include group life insurance, hospitalization and surgical insurance and a defined contribution pension plan. Labor contracts covering the terms of employment of approximately 120 of our employees are presently in effect under nine collective bargaining agreements with local unions relating to 21 separate rental locations in seven states. We may be unable to negotiate new labor contracts on terms advantageous to us or without labor interruptions. We have had no material work stoppage as a result of labor problems during the last six years. We believe our labor relations to be good.

Regulatory Matters

Environmental, Health and Safety Matters

Our operations are subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations. These laws regulate releases of petroleum products and other hazardous substances into the environment as well as storage, treatment, transport and disposal of wastes, wastewater, stormwater and air quality and the remediation of soil and groundwater contamination. These laws also regulate our ownership and operation of tanks used for the storage of petroleum products and other regulated substances.

We have made, and will continue to make, expenditures to comply with environmental laws and regulations, including, among others, expenditures for the investigation and cleanup of contamination at or emanating from currently and formerly owned and leased properties, as well as contamination at other locations at which our wastes have reportedly been identified. Some of these laws impose strict and in certain circumstances joint and several liability on current and former owners or operators of contaminated sites for costs of investigation and remediation. We cannot assure you that compliance with existing or future environmental, health and safety requirements will not require material expenditures by us or otherwise have a material adverse effect on our consolidated financial position, results of operations or cash flow.

We are currently investigating and remediating contamination at several current and former facilities. As of March 31, 2007, we have accrued approximately $2.0 million for environmental liabilities, which relate primarily to obligations to investigate and remediate soil and groundwater contamination at various current and former facilities, which contamination may have been caused by historical operations (including operations conducted prior to our involvement at a site) or releases of regulated materials from underground storage tanks or other sources.

We rely heavily on outside environmental engineering and consulting firms to assist us in complying with environmental laws. While our environmental, health and safety compliance costs are not expected to have a material impact on our financial position, we do incur significant costs to purchase and maintain wash racks and storage tanks and to minimize releases of regulated materials from such sources.

Transportation, Delivery and Sales Fleet

We lease at variable interest rates vehicles we use for transportation and delivery of fleet equipment and vehicles used by our sales force under capital leases with leases typically ranging from 48 to 96 months. Our delivery fleet includes tractor trailers, delivery trucks and service vehicles. The vehicles used by our sales force are primarily pickup trucks. Capital lease obligations amounted to $135.9 million, $128.7 million and $98.8 million at March 31, 2007, December 31, 2006 and December 31, 2005, respectively, and we had 3,918 units, 3,844 units and 3,528 units leased at March 31, 2007, December 31, 2006 and December 31, 2005, respectively.

Properties

As of March 31, 2007, we operated through a network of 459 rental locations. Of these locations, 439 were in the United States and 20 were in Canada. We operated 455 and 447 rental locations as of December 31, 2006 and 2005, respectively. We lease the real estate for all but four of our locations. The majority of our leases are for five year terms with renewal options.

Our rental locations are generally situated in industrial or commercial zones. The typical location is approximately 7,500 square feet in size, located on approximately 2.0 acres and includes a customer service center, an equipment service area and storage facilities for equipment. In 2006, we have expanded our network of equipment rental locations, adding 13 new locations in the United States and one in Canada. In 2007, we intend to open approximately 20 new stores.

Our corporate headquarters are located in Scottsdale, Arizona, where we occupy approximately 36,700 square feet under a lease that expires in 2012.

Legal Proceedings

We are party to legal proceedings and potential claims arising in the ordinary course of our business, including claims related to employment matters, contractual disputes, personal injuries and property damage. In addition, various legal actions, claims and governmental inquiries and proceedings are pending or may be instituted or asserted in the future against us and our subsidiaries.

Pursuant to the Recapitalization Agreement, and subject to certain limitations set forth therein, ACAB and ACF have agreed to indemnify us against and defend us from all losses, including costs and reasonable expenses, resulting from claims related to the Recapitalization, our business and our former businesses, including, without limitation: claims alleging exposure to silica and asbestos as noted below; the transfer of certain businesses owned by RSC Holdings but not acquired by the Sponsors in connection with the Recapitalization; certain employee-related matters; any activities, operations or business conducted by RSC Holdings or any of its affiliates other than our business; and certain tax matters. ACAB’s and ACF’s indemnity for claims related to alleged exposure to silica entitles us to coverage for one half of all silica related losses until the aggregate amount of such losses equals $10 million and to coverage for such losses in excess of $10 million until the aggregate amount of such losses equals $35 million. ACAB’s and ACF’s general indemnity for breach of representations and warranties related to our business covers aggregate losses in excess of $33 million, excluding any individual loss of less than $75,000, and the maximum we can recover is 20% of the Recapitalization Purchase Price, as adjusted in accordance with the Recapitalization Agreement. ACAB and ACF may not have sufficient assets, income and access to financing to enable them to satisfy their indemnification obligations under the Recapitalization Agreement or that they will continue to honor those obligations. If ACAB or ACF do not satisfy or otherwise honor their obligations, we may be liable for any damages awarded in connection with a successful action brought against us and may have to assume the defense of such claims. Any failure by ACAB or ACF to perform these obligations could have a material adverse effect on us.

RSC Holdings is named as one of a number of co-defendants in actions filed on behalf of plaintiffs seeking damages for silicosis. RSC Holdings is also named as a defendant or co-defendant in actions filed on behalf of plaintiffs seeking damages resulting from exposure to alleged asbestos included in equipment manufactured by our former affiliates. As of April 2007, we were a co-defendant in 10 silica cases involving approximately 32 plaintiffs (down from 162 cases involving 5,250 plaintiffs as of December 31, 2005) and two asbestos cases involving two plaintiffs (down from three cases involving 1,600 plaintiffs as of December 31, 2005). The significant decrease in these cases and the number of plaintiffs involved are due to dismissals in connection with which we have incurred no monetary or other damages and supports our belief that these cases are without merit. In addition, we are indemnified by our former parent, ACAB, against certain losses relating to such claims to the extent described above.

Litigation is subject to many uncertainties, and the outcome of the individual litigated matters is not predictable with assurance. It is possible that certain of the actions, claims, inquiries or proceedings, including those discussed above, could be decided unfavorably to us or any of our subsidiaries involved. Although the amount of liability with respect to these matters cannot be ascertained, potential liability in excess of related accruals and available indemnification is not expected to materially affect our consolidated financial position, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages and positions of our directors and executive officers as of May 10, 2007.

Name	Age	Position

Erik Olsson	44	President, Chief Executive Officer and Director
Keith Sawottke	50	Senior Vice President and Chief Financial Officer
Homer Graham	55	Senior Vice President of Operations
Charles Foster	47	Senior Vice President of Operations
David Ledlow	48	Senior Vice President of Operations
Joseph Turturica	40	Senior Vice President and Chief People Officer
Kevin Groman	36	Senior Vice President, General Counsel and Corporate Secretary
Phillip Hobson	40	Senior Vice President, Corporate Operations
Denis Nayden	53	Director, Chairman of the Board
Timothy Collins	50	Director
Edward Dardani	45	Director
Douglas Kaden	35	Director
Christopher Minnetian	38	Director
John R. Monsky	48	Director
Scott Spielvogel	33	Director
Donald Wagner	43	Director
Mark Cohen	57	Director

Erik Olsson has served as President and Chief Executive Officer of RSC since August 2006. Mr. Olsson joined RSC in 2001 as Chief Financial Officer and in 2005 became RSC’s Chief Operating Officer. During the 13 years prior to 2001, Mr. Olsson held various senior financial management positions at Atlas Copco Group in Sweden, Brazil and the United States, most recently serving as Chief Financial Officer for Milwaukee Electric Tool Corporation in Milwaukee, Wisconsin, an Atlas Copco Group owned company at that time, from 1998 to 2000.

Keith Sawottke has served as Senior Vice President and Chief Financial Officer of RSC since 2005. Mr. Sawottke served as RSC’s Vice President of Finance and Accounting from 2002 through 2005, and as its Controller from 2001 to 2002. Prior to joining RSC, Mr. Sawottke held financial management positions with MicroAge Technologies Services, Inc., Russcor Technology, Inc., Pacific Atlantic Systems Leasing, Inc. and Bell Atlantic Systems Leasing, Inc., and was an auditor with Arthur Andersen and Co.

Homer Graham has served as Senior Vice President, Operations (Northeast, Midwest and Great Lakes Regions) of RSC since 2006. Mr. Graham joined Rental Service Corporation, a predecessor to RSC, in 1998, holding various field management positions, serving most recently as Regional Vice President for the Northeast Region. Prior to joining RSC, Mr. Graham served as a general manager for Approved Equipment Company, later acquiring the company and operating it for 18 years.

Charles Foster has served as Senior Vice President, Operations (Southeast, Southern and Texas Regions) of RSC since 2006. Mr. Foster joined the corporation in 1984 as a management trainee of Prime Equipment, a predecessor to Prime Service, Inc., which merged into Rental Service Corporation to form RSC. Mr. Foster has held several management positions within RSC, including Regional Vice President for operations in Georgia, Florida, and Alabama, Regional Vice President for the Southern Region from 2001 to 2004 and, most recently, Regional Vice President for the Southeast Region from 2004 to 2006.

David Ledlow has served as Senior Vice President, Operations (Mountain, Western and Canadian Regions) of RSC since 2006. Mr. Ledlow joined Rental Service Corporation, a predecessor to RSC, in 1984 and has occupied positions in outside sales, sales management, regional management, and served as Region Vice President for the Southeast Region from 1996 to 2000 and Region Vice President for the Western/Mountain Region from 2001 to 2006. Prior to joining RSC, Mr. Ledlow was Vice President of Sales at Walker Jones Equipment, a company later acquired by Rental Service Corporation, a predecessor to RSC.

Joseph Turturica has served as Senior Vice President and Chief People Officer of RSC since 2006. Mr. Turturica joined RSC as Vice President of Human Resources in 2005. Prior to RSC, Mr. Turturica served as Vice President of Staffing and Associate Relations at Penske Truck Leasing from 2000 to 2005 and Vice President of Human Resources at Detroit Diesel Corporation, an affiliate of Penske Corporation from 1994 to 2000.

Kevin Groman has served as Senior Vice President, General Counsel and Corporate Secretary of RSC since December 2006. Prior to joining RSC, Mr. Groman served as Vice President, Associate General Counsel, Deputy Compliance Officer, and Assistant Secretary of PetSmart, Inc., a specialty pet retail supplies and services company. Mr. Groman held various positions at PetSmart from 2000 to 2006. From 1995 to 2000, Mr. Groman held several counsel positions including Senior Counsel and Assistant Secretary with CSK Auto Corporation, an auto parts retailer operating under the names Checker, Schuck’s, and Kragen Auto Parts Stores.

Phillip Hobson has served as Senior Vice President, Corporate Operations of RSC since February 2007. From 2005 to 2007, Mr. Hobson served as Vice President, Innovation, and as its Director of Internal Audit from 2004 to 2005. From 2002 to 2004 he served as Director of Financial Planning, and he joined RSC in 1998, as a financial analyst. Prior to joining RSC, Mr. Hobson held various financial management related positions with Sunstate Equipment Co. and the Northwest Division of Pizza Hut.

Denis Nayden has served as a director and Chairman of the Board of RSC Holdings and RSC since shortly after the Recapitalization. He is a Managing Partner of Oak Hill Capital Management, LLC and has been with the firm in that position since 2003. Mr. Nayden co-heads the Oak Hill industry groups focused on investments in basic industries and business and financial services. Prior to joining Oak Hill Capital Management, LLC in 2003, Mr. Nayden was Chairman and Chief Executive Officer of GE Capital from 2000 to 2002 and had a 27-year tenure at General Electric Co., during which time he also served as Chief Operating Officer, Executive Vice President, Senior Vice President and General Manager in the Structured Finance Group, Vice President and General Manager in the Corporate Finance Group and Marketing Administrator for Air/Rail Financing as well as in various other positions of increasing responsibility. Mr. Nayden serves on the Boards of Directors of Duane Reade, Inc., Genpact Global Holdings, GMH Communities Trust, Healthcare Services, Inc. and Primus International, Inc.

Timothy Collins has served as a director of RSC Holdings and RSC since shortly after the Recapitalization. Mr. Collins founded Ripplewood Holdings L.L.C. in 1995 and has been CEO and Senior Managing Director since its inception. Prior to founding Ripplewood Holdings L.L.C., Mr. Collins managed the New York office of Onex Corporation, a Toronto-based investment company, from 1990 to 1995. Prior to Onex, Mr. Collins was a Vice President at Lazard Frères & Company from 1984 to 1990. Previously, he worked from 1981 to 1984 with the management consulting firm of Booz, Allen & Hamilton, specializing in strategic and operational issues of major industrial and financial firms. Mr. Collins is also the Chief Executive Officer of RHJ International SA. Mr. Collins currently serves as a director of Commercial International Bank and RHJ International, each of which is publicly traded, and Supresta LLC, which is portfolio company of Ripplewood Holdings L.L.C.

Edward Dardani has served as a director of RSC Holdings and RSC since shortly after the Recapitalization. He is a Partner of Oak Hill Capital Management, LLC and has been with the firm since 2002. Mr. Dardani is responsible for investments in the business and financial services industry group. Prior to joining Oak Hill Capital Management, LLC in 2002, he worked in merchant banking at DB Capital Partners from 1999 to 2002, as a management consultant at McKinsey & Company, and in the high-yield and emerging-growth companies groups at Merrill Lynch. Mr. Dardani serves on the Boards of Directors of American Skiing Company, Arnold Logistics, LLC, Cargo 360, Inc. and Exl Service Holdings, Inc.

Douglas Kaden has served as a director of RSC Holdings and RSC since shortly after the Recapitalization. He is a Partner of Oak Hill Capital Management, LLC and has been with the firm since 1997. Mr. Kaden is responsible for investments in the business and financial services industry group. Prior to joining Oak Hill Capital Management, LLC, he worked at James D. Wolfensohn, Inc, a mergers and acquisitions advisory firm. Mr. Kaden serves on the Board of Directors of VTX Holdings Ltd. and as an observer on the Board of Directors of Genpact Global Holdings.

Christopher Minnetian has served as a director of RSC Holdings and RSC since shortly after the Recapitalization. Mr. Minnetian is a Managing Director and General Counsel of Ripplewood Holdings L.L.C., having been with the firm since 2001. Previously, Mr. Minnetian was an attorney with the law firm of DLA Piper where he was a member of the firm’s Corporate & Securities practice group. At DLA Piper, his practice focused on domestic and international mergers and acquisitions, venture capital transactions, private equity investments and associated general corporate matters. Prior to such time, Mr. Minnetian worked at the law firm of Reed Smith, LLP. Mr. Minnetian currently serves as a director of Aircell, Delavau LLC, Last Mile Connections, Inc., Saft Power Systems and Supresta LLC, each of which is a portfolio company of Ripplewood Holdings L.L.C.

John R. Monsky has served as a director of RSC Holdings and RSC since February 2007. Mr. Monsky is a Partner and General Counsel of Oak Hill Capital Management, LLC. He also serves as general counsel of Oak Hill Advisors, LP. He has served with such firms, and their related entities, since 1993. Previously, Mr. Monsky served as a mergers and acquisitions attorney at Paul, Weiss, Rifkind, Wharton & Garrison LLP, an assistant counsel to a Senate committee on the Iran-Contra affair and a law clerk to the Hon. Thomas P. Griesa of the Southern District of New York. Mr. Monsky serves on the Boards of Directors of Genpact Investment Co. (Lux) and W.A. Butler Company.

Scott Spielvogel has served as a director of RSC Holdings and RSC since shortly after the Recapitalization. Mr. Spielvogel is a Managing Director of Ripplewood Holdings L.L.C., having been with the firm since 2005. Prior to joining Ripplewood Holdings L.L.C., from 1998 to 2005 Mr. Spielvogel was a Principal at Windward Capital Partners, a private equity firm focused on leveraged buyouts of middle market companies in a wide variety of industries. From 1995 to 1998, Mr. Spielvogel was an associate at boutique investment banking firm The Argosy Group, LP and its successor CIBC Oppenheimer. Mr. Spielvogel currently serves as a director of Last Mile Connections and Saft Power Systems, each of which is a portfolio company of Ripplewood Holdings L.L.C.

Donald Wagner has served as a director of RSC Holdings and RSC since shortly after the Recapitalization. Mr. Wagner is a Senior Managing Director of Ripplewood Holdings L.L.C., having been with the firm since 2000. Mr. Wagner is responsible for investments in several areas and heads the industry group focused on investments in basic industries. Previously, Mr. Wagner was a Managing Director of Lazard Frères & Co. LLC and had a 15 year career at that firm and its affiliates in New York and London. He was the firm’s chief credit and capital markets expert in its merger advisory and corporate finance activities and specialized in corporate finance assignments involving leveraged companies. Mr. Wagner was also a member of all of the firm’s Underwriting Committees and sat on the Investment Committees of Lazard Capital Partners and Lazard Technology Partners. Mr. Wagner currently serves as a director of Aircell, Saft Power Systems and Supresta LLC, each of which is a portfolio company of Ripplewood Holdings L.L.C.

Mark Cohen has served as a director of RSC Holdings since April 2007. Mr. Cohen is president of Atlas Copco North America LLC, and has been with Atlas Copco AB since 1974. Mr. Cohen was president of Atlas Copco North America Inc. from September 1999 until November 2006. Previously, Mr. Cohen held various positions at Atlas Copco AB, including Executive Vice President and VP Finance.

Composition of our Board of Directors

Board of Directors of RSC Holdings

Our business and affairs are managed under the direction of our Board. Our Board is currently composed of ten directors, one of whom is Mr. Olsson, our President and Chief Executive Officer. Mr. Nayden is the Chairman of the Board. Effective upon the completion of this offering, our Board will be divided into three classes serving staggered three-year terms, at which time we will increase the size of our Board to 11 directors and appoint one new director who meets the independence standards of the NYSE (the “independent director”). The first class, with a term to expire at the 2008 annual stockholders meeting, will consist of Messrs. Cohen, Minnetian and Monsky. The second class, with a term to expire at the 2009 annual stockholders meeting, will consist of Messrs. Kaden, Olsson, Spielvogel and the independent director. The third class, with a term to expire at the 2010 annual stockholders meeting, will consist of Messrs. Collins, Dardani, Nayden and Wagner. We expect to appoint two additional independent directors to our Board within a year of our listing on the NYSE. We are a controlled company within the meaning of the NYSE rules and, as a result, may rely on exemptions from the requirements of having a majority of independent directors, a fully independent nominating/corporate governance committee, a fully independent compensation committee, nominating/corporate governance and compensation committee charters and other requirements prescribed for such committees by the NYSE.

Audit Committee

Our audit committee is currently comprised of Messrs. Kaden and Wagner. While each member of our audit committee has significant financial experience, our Board has not designated any member of the audit committee as an “audit committee financial expert” but expects to do so in the future. None of the current members of the audit committee is considered “independent” as defined in federal securities laws. It is anticipated that upon listing on the NYSE, the audit committee will consist of one independent director, Mr.        , and two non-independent directors, Messrs. Nayden and Wagner. The audit committee will consist of a majority of independent directors within 90 days of our listing on the NYSE and will be fully independent within a year of our listing on the NYSE. The charter for our audit committee will be available without charge on the investor relations portion of our website upon the completion of this offering.

Executive and Governance Committee

Prior to the consummation of this offering, our executive committee will be renamed the executive and governance committee. Our executive committee is currently comprised of Messrs. Collins, Dardani, Nayden, Olsson and Wagner. Upon the completion of this offering, the executive and governance committee of our Board will consist of Messrs. Collins, Dardani, Olsson, Nayden and Wagner. The charter for our executive and governance committee will be available without charge on the investor relations portion of our website upon the completion of this offering.

Compensation Committee

Our compensation committee is currently comprised of Messrs. Dardani and Wagner. Our compensation committee, upon the completion of this offering, will consist of Messrs. Dardani and Wagner. The charter for our compensation committee will be available without charge on the investor relations portion of our website upon the completion of this offering.

Codes of Ethics

We will adopt upon completion of this offering a written Code of Business Conduct and Ethics, or the “Code of Ethics,” applicable to our directors, chief executive officer, chief financial officer, controller and all other officers and employees of RSC Holdings and its subsidiaries worldwide. Copies of the Code of Ethics will be available without charge on the investor relations portion of our website upon completion of this offering or upon request in writing to RSC Holdings Inc., 6929 E. Greenway Parkway, Scottsdale, Arizona 85254, Attention: Corporate Secretary.

Compensation of Directors

Commencing with the completion of this offering, our directors who are not also our employees will each receive compensation as follows:

	Additional Annual	Additional Annual
	Retainer Fee for	Retainer Fee for
Annual Retainer Fee	Committee Chairman	Committee Chairman

$	$	$

•	We will reimburse our directors for reasonable and necessary expenses they incur in performing their duties as directors.

•	No additional compensation will be paid for serving as a director to an individual who is one of our employees.

•	A director who is employed by (or affiliated with) one of the Sponsors may assign all or any portion of the compensation he would receive for his services as a director to the Sponsor or its affiliates.

The Board or the compensation committee, as the case may be, in its discretion, may review and revise director compensation in light of market conditions and other factors.

Executive Compensation and Related Information

Compensation Discussion and Analysis

Overview

This compensation discussion and analysis is intended to provide information regarding the compensation program of RSC Holdings for its named executive officers as it has been recently designed by our compensation committee and as it existed in 2006. It will discuss the philosophy of our compensation program and the structure and manner in which it was developed and continues to evolve, including the elements, the determination of executive compensation, and the reasons we use those elements, in our compensation program.

At the beginning of 2006 ACAB, the parent company of RSC Holdings, announced its intention to divest its interest in RSC Holdings. On November 27, 2006, ACAB sold approximately 85% of RSC to the Sponsors. As a result of this Recapitalization, it was essential for RSC Holdings to develop a compensation program and philosophy that is consistent with U.S. compensation practices, which increasingly delivers compensation through elements linked to achievement of performance targets and long-term equity growth, versus a European based compensation philosophy, which traditionally has been less performance based.

Compensation Philosophy

The compensation philosophy of RSC Holdings is based on our desire to attract, retain and motivate highly talented and qualified executives while rewarding the achievement of strategic goals that are aligned with the long-term interest of stockholders. This philosophy supports the need to retain and attract executive talent with specific skill sets, including leadership, team work, long-term strategic vision, a customer-centric focus and strong results orientation. Our compensation philosophy is aligned with our desire for profitable growth in our business resulting in our belief that a significant portion of overall compensation should be at risk through performance-based incentive awards and equity-based compensation. This compensation program supports our results driven culture instilling in management the economic incentives of ownership and encouraging executives to focus on stockholder return.

Structure

Prior to the Recapitalization, RSC Holdings followed the established compensation approval guidelines put in place by ACAB. All compensation decisions regarding the Chief Executive Officer were approved by the President of ACAB. Compensation decisions for the other named executive officers were proposed by the Chief Executive Officer of RSC Holdings and approved by the President of ACAB.

Following the Recapitalization the Board of Directors created a compensation committee to assist it in fulfilling its responsibility to stockholders with respect to the oversight of the policies and programs that govern all aspects of the compensation of our executive officers. The compensation committee created and will continue to review our compensation philosophy and approve all elements of our compensation program for our executive officers.

Management assists the compensation committee with the alignment of strategy through benchmarking, plan design, and administration of our compensation program. Our Chief Executive Officer, for example, makes recommendations on potential merit increases for the other named executive officers.

Compensation Elements

The four elements of executive compensation (1) base salary, (2) annual performance based incentive, (3) long-term equity incentive compensation and (4) benefits are designed to:

•	ensure that we continue to attract, retain, and motivate highly talented and qualified executives;

•	ensure profitable and responsible growth;

•	align annual performance based incentives with our strategic goals; and

•	align equity compensation with the long-term interests of our stockholders.

Therefore, we have designed our programs to measure and reward performance based on short and long-term company objectives, including revenue growth, profitability, cash flow and value creation. These elements of compensation, along with overall levels of compensation, are evaluated and adjusted every year. As part of the evaluation process, we compare the compensation of our senior executives with the compensation of similarly situated executives at surveyed companies across all industries with revenues of $1 billion to $2.5 billion. We accomplish this utilizing recognized published compensation surveys purchased from leading compensation consulting organizations. We also review other considerations, such as business and individual performance, retention, market conditions, and corporate governance.

Following are each of the four elements of our compensation program discussed in greater detail:

1.	Annual Base Salary

We provide named executive officers with an annual base salary to compensate them for services rendered. On an individual level, we adjust base salaries generally on an annual basis in June taking into account our compensation philosophy while assessing each individual’s performance and contribution to our business. During 2006, we increased annual base salaries for several of our named executive officers due to promotions and market based adjustments.

Mr. Olsson became our President and Chief Executive Officer and Messrs. Graham, Foster and Ledlow were promoted to Senior Vice Presidents of Operations. In addition, Mr. Sawottke received a partial market based adjustment. At fiscal year end, the base salaries of our named executive officers were as follows: Mr. Olsson, $550,000, Mr. Sawottke, $249,100, and Messrs. Graham, Foster and Ledlow were each at $260,000.

2.	Annual Performance Incentive

We provide annual incentives to drive and reward above-average performance and, accordingly, incentive targets reflect goal achievement.

Annual incentive payouts were determined by performance against pre-determined goals established by the Board of Directors. Target annual performance is equal to achieving 100% of these goals and maximum annual performance reflect results exceeding 112% of these goals. After giving effect to bonus payments, minimum goal attainment is set at a 90% threshold of these goals. Attainment of performance criteria was determined by the compensation committee of the Board of Directors. For fiscal year 2006, target and maximum level bonuses for our named executive officers were capped at 50% of base salary.

For 2006, the goals and performance results for our named executive officers were as follows:

	EBIT (%)		ROCE (%)
	Target	Actual	Target	Actual

Erik Olsson	22.9	26.5	25.9	27.1
Keith Sawottke	22.9	26.5	25.9	27.1

In 2006 Messrs. Olsson and Sawottke were eligible to receive an annual variable compensation payment of 50% of earned base salary based on the achievement of two key financial metrics, EBIT Margin (EBIT%) and Return On Capital Employed (ROCE) (see table above), in each case for the entire Company. EBIT Margin is the ratio of earnings (before interest and taxes) to sales. ROCE is the calculation of annual EBIT divided by the average of the last thirteen month’s Net Capital Employed.

	Q1
	EBIT %		Revenue Growth %
	Target	Actual	Target (Min)	Target (Max)	Actual

Charles Foster	25.1	30.81	8.1	20.1	25.77
Homer Graham	17.4	22.26	8.1	20.1	28.42
David Ledlow	19.3	23.61	8.1	20.1	32.02

	Q2
	EBIT %		Revenue Growth %
	Target	Actual	Target (Min)	Target (Max)	Actual

Charles Foster	27.2	32.5	8.1	20.1	30.02
Homer Graham	24.6	27.59	8.1	20.1	20.69
David Ledlow	24.8	29.54	8.1	20.1	26.72

	Q3
	EBIT %		Revenue Growth %
	Target	Actual	Target (Min)	Target (Max)	Actual

Charles Foster	27.5	30.05	8.1	20.1	22.67
Homer Graham	26.8	28.98	8.1	20.1	14.65
David Ledlow	27.4	31.71	8.1	20.1	22.54

	Q4
	EBIT %		Revenue Growth %
	Target	Actual	Target (Min)	Target (Max)	Actual

Charles Foster	25.4	28.99	8.1	20.1	8.8
Homer Graham	23.9	26.18	8.1	20.1	12.92
David Ledlow	24.7	29.16	8.1	20.1	19.52

In 2006 Messrs. Foster, Graham and Ledlow were eligible to receive quarterly variable compensation payments ranging from 35% at target to 50% at maximum of earned base salary for the quarter based on the achievement of two key financial metrics, EBIT Margin (EBIT%) and total rental revenue growth % (see table above), in each case for their respective regions. The total rental revenue growth multiplication factor is achieved when year-over-year quarterly growth targets exceed 8.1%, and EBIT% goals are achieved. The total rental revenue growth multiplication factor is applied quarterly to individuals’ variable compensation. Participants must achieve at least 90% of the quarterly EBIT% target to qualify for variable compensation. Upon achieving the 90% threshold level, participants can increase their variable compensation by 10% up to a maximum of 40% as a result of the application of the total rental revenue growth multiplication factor, provided that quarterly total rental revenue growth exceeds 8.1%. For example, if an individual would be entitled to a variable compensation award of approximately $1,200 for any particular quarter based on the achievement of the EBIT% target, and the Company’s quarterly total rental revenue growth is equal to 8.1%, the individual would be entitled to additional variable compensation of $120 (10% of $1,200) as a result of the total rental revenue growth multiplication factor, unless the individual’s quarterly variable compensation award is 50% of the individual’s earned base salary for that quarter, which is the maximum quarterly bonus permitted under the plan. If the Company’s quarterly total rental revenue growth exceeds 8.1%, the total rental revenue growth multiplication factor can increase in increments of 5% up to a maximum of 40%, subject to the individual attaining the maximum quarterly variable compensation permitted under the plan.

For the first and second quarters of 2006, the quarterly total rental revenue growth percentage exceeded the maximum total rental revenue growth % (see table above), which resulted in a total rental revenue growth multiplication factor of 40% of any variable compensation award to which the individual was entitled for that quarter based on the achievement of the EBIT% target. For the first quarter of 2006, the portion of the variable compensation awards that were based on the achievement of the EBIT% target for Messrs. Foster, Graham and Ledlow was $23,620, $22,741 and $26,560, respectively, in each case which amount exceeded 35% of such officer’s earned base salary for the quarter. In addition, due to the fact that the total rental revenue growth % exceeded the maximum total revenue growth % target, a 40% growth multiplier was applied to the variable compensation awards that were based on the achievement of the EBIT% target. This resulted in additional variable compensation of $9,447.98, $9,096.36, and $10,624.52, respectively; however, due to the fact that the plan only allowed for a maximum payment of 50% of eligible earnings, their additional variable compensation amount was limited to $3,374.28, $3,248.70 and $3,794.48, respectively. In the second quarter of 2006, the portion of the variable compensation awards that were based on the achievement of the EBIT% target for Messrs. Foster, Graham and Ledlow was $22,247, $21,745, and $22,767, respectively, in each case which amount exceeded 35% of such officer’s earned base salary for the quarter. In addition, due to the fact that the total rental revenue growth % exceeded the maximum total revenue growth % target, a 40% growth multiplier was applied to the variable compensation awards that were based on the achievement of the EBIT% target. This resulted in additional variable compensation of $8,898.85, $8,697.92, and $9,106.73, respectively; however, due to the fact that the plan only allowed for a maximum payment of 50% of eligible earnings, those amounts were limited to $3,178.16, $3,106.40 and $3,252.41, respectively.

In the third and fourth quarters of 2006, the total rental revenue growth multiplication factor had no effect because Messrs. Foster, Graham and Ledlow’s percentage bonus payments at target increased from 35% to 50% due to the fact that they were promoted from Regional Vice Presidents to Senior Vice Presidents and the applicable EBIT% targets were achieved for these quarters.

Under our annual incentive program the compensation committee of the Board of Directors has the authority, in its discretion, to increase or reduce the actual annual incentive paid to our named executive officers. The compensation committee may take into account any factors it considers appropriate, which may include overall performance of the Company, his or her individual contribution to that performance, as well as the performance of the business unit that he or she leads (when relevant). In 2006, Messrs. Foster and Graham were granted additional bonuses of $45,000 and $37,500, respectively, for above-average performances in 2006.

In accordance with the Commission’s rules, what we refer to below as retention bonus is reported in the Summary Compensation Table under the column “Bonus,” while what we refer to as the annual incentive is reported in the Summary Compensation Table under the column “Non-equity incentive plan compensation.”

3.	Long-Term Incentive Compensation

We provide long-term incentive compensation in the form of equity-based compensation to create a long-term incentive for our named executive officers’ successful execution of our business plan, to attract and retain key leaders, to align management with shareholder interests, and to focus our senior management on our long-term business strategy. In 2004, ACAB, our parent company at that time, discontinued granting share appreciation rights under their equity-based incentive compensation plan. ACAB instead replaced it with a cash based incentive of 20% of base salary for certain executives. For fiscal year 2006, no 20% cash bonus was paid due to the Recapitalization and in its place we established a new equity compensation program. The new program operates through the RSC Holdings Stock Incentive Plan (the “Stock Incentive Plan”), which provided for the sale of our common stock to RSC Holdings’ named executive officers, as well as the grant of stock options to purchase shares of our common stock to those individuals and others.

As part of the equity compensation program, each named executive officer made an investment, at his own discretion, in our shares of common stock in an amount that was, for him, a material personal investment, and each executive officer received the grant of a significant number of options to purchase shares of our common stock. The options are subject to vesting over a five-year period with one-third of the options vesting based on continued employment, and two-thirds of the options generally vesting based on RSC Holdings’ performance against pre-established financial targets based on RSC’s performance against financial targets to be established annually. All options have a term of ten years from the date of grant.

Each year up to 20% of the performance-based options may vest as follows: 50% of the performance-based options will vest if 80% of the pre-determined performance targets are achieved; 100% vest if 100% of the pre-determined performance targets are achieved; and ratable vesting of between 50% and 100% if between 80% and 100% of the performance targets are achieved. Performance targets may be adjusted if we consummate a significant acquisition, disposition or other transaction that, in the judgment of the compensation committee, would impact our consolidated earnings. If performance targets are not achieved during any fiscal year, options that failed to vest as a result may still vest based on the achievement of the combined performance targets for the fiscal year the target was not achieved plus the following two fiscal years.

Stock options were not granted under the Stock Incentive Plan until December of 2006. Therefore, no financial performance targets were established for 2006. For years after 2006 financial performance targets will be established by the compensation committee of the Board of Directors each year and will be based on a formula-based determination of RSC Holdings’ year-end equity value, which we believe will appropriately incentivize our named executive officers to build our business in a manner fully aligned with the interests of our shareholders. For 2007, 50% and 100% of the performance-based options will vest if we achieve an internal measure of our financial performance, primarily based on the sum of EBITDA for 2007 and certain of our indebtedness at December 31, 2007, of approximately $1.9 billion and $2.5 billion, respectively.

Our Board determined the specific number of shares to be offered and options to be granted to individual employees under the Stock Incentive Plan. The number of options granted to a particular named executive officer was determined based on a number of factors, including the amount of his investment in our shares, his position with the company, and his anticipated contribution to our success. The 2006 offering to our named executive officers closed on December 4, 2006.

All option grants were of non-qualified options with a per-share exercise price no less than the fair market value of one share of RSC Holdings stock on the grant date. Under the terms of the Stock Incentive Plan, the Board or compensation committee may accelerate the vesting of an option at any time. The following table describes the post-termination and change of control provisions to which options are generally subject; capitalized terms in the table are defined in the Stock Incentive Plan.

Event	Consequence

Termination of employment for Cause	All options are cancelled immediately.
Termination of employment without Cause (except as a result of death or Disability)	All unvested options are cancelled immediately. All vested options generally remain exercisable through the earliest of the expiration of their term or 90 days following termination of employment (180 days if the termination is due to a retirement that occurs after normal retirement age).

Termination of employment as a result of death or Disability	Unvested time-vesting options become vested, and vested options generally remain exercisable through the earliest of the expiration of their term or 180 days following termination of employment.
Change in Control	Unvested time-vesting options will be cancelled in exchange for a payment unless options with substantially equivalent terms and economic value are substituted for existing options in place of the cancellation.

Generally, employees recognize ordinary income upon exercising options equal to the fair market value of the shares acquired on the date of exercise, minus the exercise price, and we will have a corresponding tax deduction at that time.

4.	Benefits

We provide health and welfare and 401(k) retirement benefits to our named executive officers and all eligible employees. We do not provide pension arrangements or post retirement health coverage for our executives or employees. We also offer a Nonqualified Deferred Compensation Plan that allows our named executives and certain other employees to contribute on a pre-tax basis a portion of their base and variable compensation. We do not provide any matching contributions to the Nonqualified Deferred Compensation Plan.

We believe perquisites for executive officers should be extremely limited in scope and value, yet beneficial in a cost-effective manner to help us attract and retain our senior executives. As a result, we provide our named executive officers with a limited financial planning allowance via taxable reimbursements for financial planning services like financial advice, estate planning and tax preparation, which are focused on assisting officers in achieving the highest value from their compensation package. In addition, our named executive officers also receive an automobile allowance. Lastly, we do not provide dwellings for personal use other than for temporary job relocation housing. However, during 2006, our Chief Executive Officer, due to his expatriate status and consistent with the ACAB policy for expatriate employees was on a housing allowance and received certain other expatriate benefits. These expatriate benefits were discontinued in April of 2006.

Compensation in connection with the Recapitalization—Retention Bonus

Prior to the Recapitalization and in order to ensure business continuity, ACAB determined it was necessary to provide our named executive officers with retention benefit agreements to encourage them to remain in their positions during the Recapitalization and for a period of time afterwards. The retention benefit agreements were based on the successful sale of the company providing for a payout of a multiple of base salary, 300%, 150%, 100%, 100% and 75% for Messrs. Olsson, Sawottke, Graham, Foster and Ledlow, respectively. The amounts were determined based upon the amount of activity required by each individual to successfully represent the company during the Recapitalization process. The payments under the agreements were to be made 50% at the closing of any such restructuring and 50% 12 months following the closing, provided that the named executive officer was continuously employed by us until then. In connection with the Recapitalization, the agreements were amended to provide for a 100% payout at the Recapitalization Closing Date, so long as the payout was invested in equity of the company in connection with the Recapitalization. These amounts are reflected in the Summary Compensation Table under the column titled “Bonus.”

Although we have entered into new employment agreements with our named executive officers—see the section titled “Employment Agreements” following the Grants of Plan-Based Awards Table—we have not entered into new retention benefit agreements with our named executive officers following the Recapitalization.

Impact on Compensation Design of Tax and Accounting Considerations

In designing its compensation programs, the company considers and factors into the design of such program the tax and accounting aspects of these programs. Principal among the tax considerations is the potential impact of Section 162(m) of the Internal Revenue Code, which generally disallows a tax deduction for public companies for compensation in excess of $1 million paid in any year to the Chief Executive Officer and to the four next most highly compensated executive officers, unless the amount of such excess is payable based solely upon the attainment of objective performance criteria. Our general approach is to structure the annual incentive bonuses and stock options payable to our executive officers in a manner that preserves the tax deductibility of that compensation.

Other tax considerations are factored into the design of the company’s compensation programs, including compliance with the requirements of Section 409A of the Internal Revenue Code, which can impose additional taxes on participants in certain arrangements involving deferred compensation, and Sections 280G and 4999 of the Internal Revenue Code, which affect the deductibility of, and impose certain additional excise taxes on, certain payments that are made upon or in connection with a change of control.

Accounting considerations are also taken into account in designing the compensation programs made available to our executive officers. Principal among these is FAS 123(R), which addresses the accounting treatment of certain equity-based compensation.

Summary Compensation Table

The following Summary Compensation Table summarizes the total compensation awarded to our Named Executive Officers in 2006.

						Change in
						Pension
						Value and
					Non-Equity	Non-qualified
					Incentive	Deferred
				Option	Plan	Compensation	All Other
Name	Year	Salary	Bonus	Awards	Compensation	Earnings	Compensation(4)		Total
(a)	(b)	($)(c)	(1)($)(d)	(2)($)(f)	(3)($)(g)	($)(h)	($)(i)		($)(j)

Erik Olsson	2006	445,499	1,650,000	66,990	222,750	—	256,407	(5)	2,641,646
President and Chief
Executive Officer
since August 4, 2006
Keith Sawottke	2006	229,344	373,650	21,757	114,672	—	21,583		761,006
Senior Vice President and
Chief Financial Officer
Charles Foster	2006	234,839	305,000	19,038	117,420	—	14,654		690,951
Senior Vice President,
Operations (Southeast,
Southern and Texas
Regions)
Homer Graham	2006	231,682	297,500	21,757	115,841	—	13,799		680,579
Senior Vice President,
Operations (Northeast,
Midwest and Great
Lakes Regions)
David Ledlow	2006	238,830	195,000	29,916	119,415	—	17,649		600,810
Senior Vice President,
Operations (Pacific,
Southwest, and Canada)
Thomas B. Zorn	2006	354,777	—	—	—	—	15,752		370,529
President and Chief
Executive Officer
until August 4, 2006

(1)	Consists of amounts paid to the named executive officers pursuant to the retention benefit agreements in connection with the Recapitalization and in the case of Messrs. Foster and Graham, an additional bonus of $45,000 and $37,500 respectively for above average performance in 2006.

(2)	Valuation based on the dollar amount of option grants recognized for financial statement reporting purposes pursuant to SFAS 123R as described in note 12 to our financial statements.

(3)	Consists of the bonus earned in 2006 pursuant to our annual performance-based incentive program.

(4)	Consists of reimbursed car payments for Messrs. Zorn ($8,746), Sawottke ($14,285) and Graham ($2,769), use of a company car for Messrs. Olsson ($8,312), Foster ($3,581), Graham ($3,191) and Ledlow ($10,528), certain travel expenses for Mr. Foster and his spouse ($4,021), matching 401(k) contributions of approximately $6,600 for each of these executives, and group term life insurance for each of these executives.

(5)	In addition to the items listed in footnote 4 above, the amount in this column includes relocation benefits provided to Mr. Olsson in connection with his acceptance of employment with us and the relocation of Mr. Olsson and his family to the United States, including a partial year housing allowance equal to approximately $32,705, pension plan payments equal to approximately $126,700, a relocation tax-gross up equal to approximately $75,676 and certain other relocation and expatriate benefits consistent with the ACAB policy for expatriate employees. These benefits were discontinued in April 2006.

Grants of Plan-Based Awards

The following Grants of Plan-Based Awards Table summarizes the awards made to the Named Executive Officers under any plan in 2006 after giving effect to a 37.435 for 1 stock split to be effected in connection with this offering.

								All Other
								Option		Grant
					Estimated Future Payouts			Awards:		Date Fair
		Estimated Future Payouts			Under Equity Incentive Plan			Number of	Exercise or	Value of
		Under Non-Equity Incentive			Awards(2)			Securities	Base Price	Stock and
		Plan Awards(1)			Thresh			Underlying	of Option	Option
	Grant	Threshold	Target	Maximum	-old	Target	Maximum	Options	Awards	Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#) (3)	($/sh) (4)	($) (5)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(j)	(k)	(l)

Erik Olsson	12/12/05	133,650	222,750	222,750
	12/04/06				314,597	629,194	629,194	314,597	6.52	2,392,313

Keith Sawottke	12/12/05	68,803	114,672	114,642
	12/04/06				102,176	204,353	204,353	102,176	6.52	776,988
Charles Foster	12/12/05	11,338	18,896	26,994

		10,679	17,798	25,425
		21,000	35,000	35,000
		18,000	30,000	30,000
	12/04/06				89,404	178,808	178,808	89,404	6.52	679,863
Homer Graham	12/12/05	10,916	18,193	25,990

		10,438	17,396	24,851
		21,000	35,000	35,000
		18,000	30,000	30,000
	12/04/06				102,176	204,353	204,353	102,176	6.52	776,988
David Ledlow	12/12/05	12,749	21,249	30,356

		10,928	18,213	26,019
		19,824	33,040	33,040
		18,000	30,000	30,000
	12/04/06				140,493	280,986	280,986	140,493	6.52	1,068,363

Thomas Zorn	—	—	—	—	—	—	—	—	—	—

(1)	Represents possible annual incentive plan payments for 2006. Actual earned amounts are shown in the Summary Compensation Table under the column “Non-Equity Incentive Plan Compensation.” Bonuses are awarded as a percentage of the executives’ base salary and payment is based on actual base salary for the time period in which the bonus is paid. Estimated possible payouts for Messrs. Foster, Graham and Ludlow are represented on a quarterly basis.

(2)	Represents performance-based options granted in 2006. Each year up to 20% of the performance-based options may vest as follows: 50% of the performance-based options will vest if 80% of the pre-determined performance targets are achieved, 100% vests if 100% of the pre-determined performance targets are achieved and ratable vesting of between 50 and 100% for achievement between 80 and 100%.

(3)	Represents service-based options granted in 2006, which will vest in five equal annual installments.

(4)	This column shows the exercise price for the stock options granted in 2006 to the named executive officers. This price is the same as the per share price established in the Recapitalization.

(5)	This column shows the full grant date fair value of the stock options under SFAS 123R. In general, the full grant date fair value is the amount that RSC Holdings would expense in its financial statements over the option’s vesting schedule. Fair value for these purposes was determined using the Black Scholes valuation method. For additional information on the valuation assumptions, refer to note 12 to our financial statements.

Employment Agreements

We entered into an employment agreement with Mr. Olsson, our President and Chief Executive Officer, effective as of August 4, 2006 and entered into employment agreements with the other named executive officers with the exception of Thomas Zorn, effective as of November 28, 2006. Thomas Zorn is no longer employed by us.

Under the agreements, our named executive officers are entitled to base salary and variable compensation. The agreements fix base salaries at the levels noted in the section titled “Annual Base Salary”, and bonus targets and maximums are expressed as a percentage of base salary under the RSC Holdings variable compensation plan. The actual amount of the annual bonus is discretionary and determined based upon our performance. The executives will also be eligible to participate in RSC Holdings’ employee benefit and equity programs, and will receive an annual car allowance (or in certain circumstances, use of the company car), and an annual tax and financial planning service allowance. The employment agreements with the named executive officers will continue in effect until terminated by either party, and provide that if the employment of the executive is terminated without cause or for good reason (as defined in the agreement), the executive will receive continued payment of base salary, a pro-rata bonus and certain benefits for a fixed period of time. All named executive officers are also subject to confidentiality requirements and post-termination non-competition and non-solicitation provisions.

RSC Holdings Stock Incentive Plan

On November 30, 2006, our Board of Directors approved the RSC Holdings Stock Incentive Plan. The Stock Incentive Plan provides for the sale of our common stock to RSC Holdings’ named executive officers, other key employees and directors as well as the grant of stock options to purchase shares of our common stock to those individuals. Our Board of Directors, or a committee designated by it, selects the officers, employees and directors eligible to participate in the Stock Incentive Plan and either the Board or the compensation committee may determine the specific number of shares to be offered or options to be granted to an individual employee or director. A maximum of 5,790,959 shares are reserved for issuance under the Stock Incentive Plan. The Stock Incentive Plan was approved by our stockholders on December 6, 2006.

All option grants will be non-qualified options with a per-share exercise price no less than fair market value of one share of RSC Holdings stock on the grant date. Any stock options granted will generally have a term of ten years, and unless otherwise determined by the Board or the compensation committee will vest in five equal annual installments. The Board or compensation committee may accelerate the vesting of an option at any time. In addition, unvested time-vesting options will be cancelled in exchange for a payment if we experience a change in control (as defined in the Stock Incentive Plan) unless options with substantially equivalent terms and economic value are substituted for existing options in place of the cancellation. Vesting of time-based options will be accelerated in the event of an employee’s death or disability (as defined in the Stock Incentive Plan). Upon a termination for cause (as defined in the Stock Incentive Plan), all options held by an employee are immediately cancelled. Following a termination without cause, vested options will generally remain exercisable through the earliest of the expiration of their term or 90 days following termination of employment (180 days in the case of death, disability or retirement at normal retirement age).

Generally, employees recognize ordinary income upon exercising options equal to the fair market value of the shares acquired on the date of exercise, minus the exercise price and we will have a corresponding tax deduction at that time.

Unless sooner terminated by our Board of Directors, the Stock Incentive Plan will remain in effect until December 1, 2016.

During the last quarter of 2006, we made an equity offering to approximately 20 of RSC’s officers and employees, including our named executive officers. The shares sold and options granted to our named executive officers in connection with this equity offering are subject to and governed by the terms of the Stock Incentive Plan. The offering closed on December 4, 2006 as to all of our officers and employees except Mr. Groman, whose offering closed on December 19, 2006, shortly after he joined us.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of securities underlying the stock and option awards for each Named Executive Officer as of the end of 2006 after giving effect to a 37.435 for 1 stock split to be effected in connection with this offering.

	Option Awards
	Number of		Number of
	Securities		Securities	Equity Incentive Plan
	Underlying		Underlying	Awards: Number of
	Unexercised		Unexercised	Securities Underlying	Option	Option
	Options (#)		Options (#)	Unexercised Unearned	Exercise	Expiration
Name(a)	Exercisable (b)		Unexercisable (c)	Options(1) (#)(d)	Price ($)(e)	Date (f)

Erik Olsson				943,790	6.52	12/04/16
Keith Sawottke				306,529	6.52	12/04/16
Charles Foster				268,212	6.52	12/04/16
	2,939	(2)			9.69	11/27/08
Homer Graham				306,529	6.52	12/04/16
	2,368	(2)			9.69	11/27/08
David Ledlow				421,479	6.52	12/04/16
Thomas Zorn

(1)	Approximately one-third of the options granted to the named executive officers in 2006 and disclosed in this column are service-based options that will vest in five equal annual installments. The remaining two-thirds of the options granted to the named executive officers in 2006 and disclosed in this column are performance-based options that will vest 20% each year based on RSC Holdings’ achievement of certain pre-determined performance goals.

(2)	Represents outstanding ACAB share appreciation rights.

Option Exercised and Stock Vested

The following Option Exercises and Stock Vested Table summarizes the options exercised by and stock vesting with respect to our Named Executive Officers in 2006.

	Option Awards		Stock Awards(1)
	Number of		Number of
	Shares	Value Realized	Shares
	Acquired on	Upon	Acquired on	Value Realized
Name(a)	Exercise (#)(b)	Exercise(2) ($)(c)	Vesting (#)(d)	on Vesting(3)($)(e)

Erik Olsson				59,652
Keith Sawottke				63,042
Charles Foster				132,076
Homer Graham				124,336
David Ledlow				480,991
Thomas Zorn

(1)	Represents the exercise of share appreciation rights that were granted to the CEO and the other named executive officers by ACAB.

(2)	Value based on aggregate difference between the closing market price on the date of exercise and the exercise price.

(3)	Value based on the aggregate difference between the price of ACAB’s A shares on the date of exercise and the price of those shares at the grant date.

Pension Benefits

We do not sponsor any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

The following Nonqualified Deferred Compensation Table summarizes contributions, earnings, withdrawals and balances, if any, relating to nonqualified deferred compensation plans and attributable to our Named Executive Officers for 2006.

	Executive	Registrant	Aggregate	Aggregate	Aggregate
	Contributions	Contributions	Earnings	Withdrawals/	Balance
	in Last FY	in Last FY	in Last	Distributions	at Last
Name(a)	($)(b)	($)(c)	FY ($)(d)	($)(e)	FYE ($)(f)

Erik Olsson	0	0	0	0	0
Keith Sawottke	19,346	0	8,009	0	66,165
Charles Foster	0	0	0	0	0
Homer Graham	0	0	677	0	21,035
David Ledlow	0	0	54,058	0	1,064,990
Thomas Zorn	9,029	0	1,786	44,159	0

Potential Payments upon Termination or Change in Control

Each of the named executive officers is entitled to receive severance if they are terminated without Cause or for Good Reason. Under the terms of each of the employment agreements “Cause” is defined as (i) the failure of the executive to implement or adhere to material policies, practices, or directives of RSC Holdings, including the Board, (ii) conduct of a fraudulent or criminal nature; (iii) any action of the executive that is outside the scope of his employment duties that results in material financial harm to RSC Holdings, (iv) conduct that is in violation of any provision of the employment agreement or any other agreement between the company and the executive and (v) solely for purposes of death or disability. “Good Reason” means any of the following occurrences without the executives consent: (a) a material diminution in, or assignment of duties material inconsistent with the executives position (including status, offices, titles and reporting relationships), (b) a reduction in base salary that is not a part of an across the board reduction, (c) a relocation of the executive’s principal place of business to a location that is greater than 50 miles from its current location or (d) RSC Holdings’ material breach of the employment agreement.

Under the terms of each of the employment agreements, assuming the employment of our named executive officers were to be terminated without Cause or for Good Reason as of March 31, 2007, each named executive officer would be entitled to the following payments and benefits:

•	For Mr. Olsson, continuation of base salary for 36 months and for Messrs. Sawottke, Foster, Graham, and Ledlow, continuation of base salary for 30 months if terminated prior to November 28, 2007 (continuation of base salary for 24 months if terminated following November 28, 2007). The potential amounts of the post-employment compensation with respect to the continuation of base salary would be as follows: Mr. Olsson, $1,650,000, Mr. Sawottke, $622,750 and Messrs. Foster, Graham and Ledlow, $650,000, in each case, to be paid in accordance with RSC Holdings’ regular payroll practices;

•	Pro-rata portion of variable compensation for the year of termination. The potential amounts of the post-employment compensation with respect to the pro-rata bonus would be as follows: Mr. Olsson, $222,750, Mr. Sawottke, $114,672, Mr. Foster, $117,420, Mr. Graham, $115,841 and Mr. Ledlow, $119,415, in each case, to be paid at the time that other variable compensation payments are made;

•	Continued payment of the same proportion of medical and dental insurance premiums that was paid for by RSC Holdings prior to termination for the period in which the executive is receiving severance payments or until executive is eligible to receive coverage from another employer;

•	Continued life insurance coverage for the period in which the executive is receiving severance payments;

•	Accelerated vesting under our 401(k) plan and/or other retirement/pension plan on the date of separation;

•	Outplacement counseling and services on the date of separation; and

•	Reasonable association fees related to the executive officer’s former duties during the period in which the executive officer is receiving severance payments.

We are not obligated to make any cash payments to these executives if their employment is terminated by us for Cause or by the executive without Good Reason. No severance benefits are provided for any of the executive officers in the event of death or disability. The severance payments are contingent upon the executive continuing to comply with a confidentiality provision and for the CEO an 18 month and for the other named executive officers, a 12 month, non-compete and non-solicitation covenant.

Director Compensation

None of our current directors received any additional compensation for serving as a director in 2006. Each of our directors is either an employee of RSC Holdings or associated with the Sponsors or ACAB.

Limitation of Liability of Directors; Indemnification of Directors

Our certificate of incorporation provides that no officer or director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that this limitation on or exemption from liability is not permitted by the Delaware General Corporation Law and any amendments to that law.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the Delaware General Corporation Law. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. Our certificate of incorporation does not eliminate our directors’ duty of care. The inclusion of this provision in our certificate of incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director’s breach of the duty of care.

Our certificate of incorporation provides that we are required to indemnify and advance expenses to our directors to the fullest extent permitted by law, except in the case of a proceeding instituted by the director without the approval of our Board of Directors. Our by-laws provide that we are required to indemnify our directors, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s position with us or another entity that the director serves at our request, subject to various conditions, and to advance funds to our directors to enable them to defend against such proceedings. To receive indemnification, the director must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest.

Prior to the completion of this offering, we will enter into an indemnification agreement with each of our directors. The indemnification agreement will provide the directors with contractual rights to the indemnification and expense advancement rights provided under our by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND SELLING STOCKHOLDERS

As of May 10, 2007, there were 90,647,591 shares of common stock of RSC Holdings outstanding after giving effect to a 37.435 for 1 stock split to be effected in connection with this offering and 36 holders of the common stock of RSC Holdings and no holders of the preferred stock of RSC Holdings. The following table sets forth information as of May 10, 2007 with respect to the ownership of the common stock of RSC Holdings by:

•	each person known to own beneficially more than 5% of the common stock of RSC Holdings;

•	each of our directors;

•	each of the named executive officers in the Summary Compensation table above;

•	all of our executive officers and directors as a group; and

•	the selling stockholders.

The selling stockholders are offering a total of 8,333,333 shares of our common stock in this offering, assuming no exercise of the underwriters’ option by the underwriters. The selling stockholders may be deemed to be underwriters within the meaning of the Securities Act. The amounts and percentages of shares beneficially owned are reported on the basis of the Commission’s regulations governing the determination of beneficial ownership of securities. Under the Commission’s rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnotes to this table, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise indicated, the address for each individual listed below is c/o RSC Holdings Inc., 6929 E. Greenway Parkway, Scottsdale, AZ 85254.

	Shares Beneficially Owned
	Before the Offering and After				Shares Beneficially
	the Offering Assuming the				Owned After the
	Underwriters’ Option				Offering Assuming
	is Not Exercised***				the Underwriters’
		Percent		Percent	Option is
		Before the		After the	Exercised in Full
Name and Address of Beneficial Owner	Number**	Offering	Number**	Offering	Number**	Percent

RSC Acquisition LLC(1)	21,199,066	23.39%	19,228,759	18.64%	18,489,893	17.93%
RSC Acquisition II LLC(1)	17,117,528	18.88%	15,526,572	15.05%	14,929,963	14.47%
OHCP II RSC, LLC(2)	26,361,016	29.08%	23,910,941	23.18%	22,992,162	22.29%
OHCMP II RSC, LLC(2)	2,376,416	2.62%	2,155,540	2.09%	2,072,713	2.01%
OHCP RSC COI, LLC(2)	9,579,167	10.57%	8,688,850	8.42%	8,354,980	8.10%
ACF	13,027,380	14.37%	11,816,575	11.46%	11,362,523	11.02%
Erik Olsson	153,265	*	153,265	*	153,265	*
Keith Sawottke	66,415	*	66,415	*	66,415	*
Joseph Turturica	66,415	*	66,415	*	66,415	*
David Ledlow	91,959	*	91,959	*	91,959	*
Homer E. Graham III	66,415	*	66,415	*	66,415	*
Charles Foster	53,642	*	53,642	*	53,642	*
Kevin Groman	61,306	*	61,306	*	61,306	*
Phillip Hobson	27,587	*	27,587	*	27,587	*
Denis Nayden(3)	—	—	—	—	—	—
Timothy Collins(4)	—	—	—	—	—	—
Edward Dardani(3)	—	—	—	—	—	—
Douglas Kaden(3)	—	—	—	—	—	—
Christopher Minnetian(4)	—	—	—	—	—	—
John R. Monsky(3)	—	—	—	—	—	—
Scott Spielvogel(4)	—	—	—	—	—	—
Donald Wagner(4)	—	—	—	—	—	—
Mark Cohen(5)	—	—	—	—	—	—
All directors and executive officers as a group (17 persons)	587,004	*	587,004	*	587,004	*

*	Less than 1%

**	Reflects a 100 for 1 stock split effected on November 27, 2006 and a 37.435 for 1 stock split to be effected in connection with this offering.

***	The selling stockholders have granted the underwriters an option to purchase up to an additional 3,125,000 shares.

(1)	Represents shares held by funds associated with Ripplewood Holdings L.L.C.: (i) RSC Acquisition LLC, whose sole member is Ripplewood Partners II, L.P., whose general partner is Ripplewood Partners II GP, L.P., whose general partner is RP II GP, LLC; and (ii) RSC Acquisition II LLC, who is managed by RP II GP, LLC. The sole member of RP II GP, LLC is Collins Family Partners, L.P, who is managed by its general partner, Collins Family Partners Inc. Timothy Collins, as the president and sole shareholder of Collins Family Partners Inc., may be deemed to share beneficial ownership of the shares shown as beneficially owned by RSC Acquisition LLC and RSC Acquisition II, LLC. Mr. Collins disclaims such beneficial ownership.

(2)	Represents shares held by funds associated with Oak Hill Capital Management, LLC: (i) OHCP II RSC, LLC, whose sole member is Oak Hill Capital Partners II, L.P., whose general partner is OHCP GenPar II, L.P., whose general partner is OHCP MGP II, LLC; (ii) OHCMP II RSC, LLC, whose sole member is Oak Hill Capital

Management Partners II, L.P., whose general partner is OHCP GenPar II, L.P., whose general partner is OHCP MGP II, LLC; and (iii) OHCP II RSC COI, LLC, whose sole member is OHCP GenPar II, L.P., whose general partner is OHCP MGP II, L.L.C. J. Taylor Crandall, John Fant, Steve Gruber, Greg Kent, Kevin G. Levy, Denis J. Nayden, Ray Pinson and Mark A. Wolfson, as managers of OHCP MGP II, LLC, may be deemed to share beneficial ownership of the shares shown as beneficially owned by OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC. Such persons disclaim such beneficial ownership.

(3)	Does not include shares of common stock held by OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC, funds associated with Oak Hill Capital Management, LLC. Messrs. Nayden, Dardani, Monsky and Kaden are directors of RSC Holdings and RSC and executives of Oak Hill Capital Management, LLC. Such persons disclaim beneficial ownership of the shares held by OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC.

(4)	Does not include shares of common stock held by RSC Acquisition LLC and RSC Acquisition II LLC, funds associated with Ripplewood Holdings L.L.C. Messrs. Collins, Wagner, Minnetian and Spielvogel are directors of RSC Holdings and RSC and executives of Ripplewood Holdings L.L.C. Such persons disclaim beneficial ownership of the shares held by RSC Acquisition LLC and RSC Acquisition II LLC.

(5)	Does not include shares of common stock held by Atlas Copco Finance S.à.r.l., an affiliate of Atlas Copco North America LLC. Mr. Cohen is a director of RSC Holdings and RSC and president of Atlas Copco North America LLC. Mr. Cohen disclaims beneficial ownership of the shares held by Atlas Copco Finance S.à.r.l.

Certain Relationships with Selling Stockholders

Pursuant to the Recapitalization Agreement, on November 27, 2006, RSC Acquisition LLC, RSC Acquisition II LLC, or Ripplewood, and OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP RSC COI, LLC, or Oak Hill, each acquired and currently own approximately 42.735% of our common stock and ACF retained approximately 14.53% of our common stock. In connection with the Recapitalization, certain of our subsidiaries issued and sold $620 million of the Notes and one of the Oak Hill Partnerships purchased $20.0 million of the Notes for its own account. For a more detailed description of the Recapitalization, see “Recent Transaction — The Recapitalization.”

On November 27, 2006, we entered into the Stockholders Agreement with ACF, Ripplewood and Oak Hill. The Stockholders Agreement sets the number of directors of the our Board of Directors initially at 10, with each of Ripplewood and Oak Hill having the right to designate four directors each, subject to reduction if their equity ownership in us drops below the thresholds specified in the Stockholders Agreement. In addition, the Stockholders Agreement reserves to ACF the right to appoint one director, unless we have issued common stock in an initial public offering or ACF owns less than 7.5% of our outstanding common stock, and specifies that, unless otherwise agreed by the Board, the chief executive officer shall be a member of the Board. Upon completion of this offering, the Stockholders Agreement will be amended and restated, among other things, to reflect an agreement between Ripplewood and Oak Hill to increase the size of our Board to up to 13 directors. Each of Ripplewood and Oak Hill will continue to have the right with respect to director nominees described above, but up to an additional three independent directors may also be nominated, subject to unanimous consent of the directors (other than the independent directors) nominated by Ripplewood and Oak Hill. ACF will no longer have the right to appoint a director to the Board of Directors. Additionally, on November 27, 2006, we and RSC entered into a monitoring agreement with Ripplewood Holdings and Oak Hill Capital Management, pursuant to which Ripplewood Holdings and Oak Hill Capital Management will provide us and our subsidiaries, including RSC, with financial, management advisory and other services. We will pay Ripplewood Holdings and Oak Hill Capital Management an aggregate annual fee of $6.0 million for such services, plus expenses. Following the consummation of this offering, the monitoring agreement will be terminated for a fee of $20 million. In connection with the Recapitalization, we and RSC also entered into a transaction agreement with Ripplewood Holdings and Oak Hill Capital Management, pursuant to which we paid Ripplewood Holdings and Oak Hill Capital Management a fee of $20 million each ($40 million in the aggregate) for certain direct acquisition and finance related services provided by Ripplewood and Oak Hill. In connection with the Recapitalization, we and RSC also entered into an indemnification agreement with

Ripplewood Holdings, Oak Hill Capital Management, ACF and the Sponsors, pursuant to which we and RSC will indemnify the Sponsors, ACF, Ripplewood Holdings and Oak Hill Capital Management and their respective affiliates, directors, officers, partners, members, employees, agents, advisors, representatives and controlling persons, against certain liabilities arising out of the Recapitalization or the performance of the monitoring agreement and certain other claims and liabilities.

We bought certain of our equipment from affiliates of ACAB for approximately $31.5 million in 2004, $50.5 million in 2005, $41.2 million in 2006 and $13.7 million for the three months ended March 31, 2007, and certain affiliates of ACAB are participants in the equipment rental industry. The Recapitalization Agreement contains a non-compete provision that expires two years following the Recapitalization Closing Date, and, upon its expiration, ACAB and its affiliates will be free to compete with us in the rental equipment industry in the United States and Canada. For 30 months following the Recapitalization, ACAB and its affiliates will sell us any product manufactured for sale or distributed by their portable air and construction tools divisions on 180 day payment terms, without credit support, at a reasonably competitive market price that does not reflect sales on extended credit terms. Mark Cohen, one of our directors, is president of Atlas Copco North America LLC, an affiliate of ACAB. See “Certain Relationships and Related Party Transactions.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

All of the transactions and agreements set forth below were approved by our Board of Directors at the time they were entered into. Upon the consummation of this offering, we will adopt a written policy which requires all future transactions between us and any related persons (as defined in Item 404 of Regulation S-K under the Securities Act) to be approved in advance by our audit committee.

Stockholders Agreement

On the Recapitalization Closing Date, RSC Holdings entered into the Stockholders Agreement with ACF, Ripplewood and Oak Hill. The Stockholders Agreement sets the number of directors of the RSC Holdings Board of Directors initially at 10, with each of Ripplewood and Oak Hill having the right to designate four directors each, subject to reduction if their equity ownership in RSC Holdings drops below the thresholds specified in the Stockholders Agreement. In addition, the Stockholders Agreement reserves to ACF the right to appoint one director, unless RSC Holdings has issued common stock in an initial public offering or ACF owns less than 7.5% of the outstanding common stock of RSC Holdings, and specifies that, unless otherwise agreed by the Board, the chief executive officer shall be a member of the Board. Upon completion of this offering, the Stockholders Agreement will be amended and restated, among other things, to reflect an agreement between Ripplewood and Oak Hill to increase the size of our Board to up to 13 directors. Each of Ripplewood and Oak Hill will continue to have the right with respect to director nominees described above, but up to an additional three independent directors may also be nominated, subject to unanimous consent of the directors (other than the independent directors) nominated by Ripplewood and Oak Hill. ACF will no longer have the right to appoint a director to the Board of Directors. See “Management—Directors and Executive Officers” and “—Composition of Our Board of Directors.”

The Stockholders Agreement requires that all actions of the RSC Holdings Board of Directors must be approved by a majority of the directors designated by Ripplewood and Oak Hill (“Majority Approval”) as well as a majority of directors present. In addition, the Stockholders Agreement provides that any Sponsor that ceased to own 35% of its original shareholdings would be able to exercise a limited set of special governance rights, including rights of approval over certain corporate and other transactions and certain rights regarding the appointment and removal of directors and Board committee members. The Stockholders Agreement also gives the Sponsors preemptive rights with respect to certain issuances of equity securities of RSC Holdings and its subsidiaries, subject to certain exceptions, and contains restrictions on the transfer of shares of RSC Holdings, as well as tag-along and drag along rights and rights of first offer. Upon the completion of this offering, the Stockholders Agreement will be amended and restated to remove the Majority Approval requirement and other rights of approval described above, drag along rights and preemptive rights and to retain tag along rights and restrictions on transfers of shares of RSC Holdings, in certain circumstances.

The Stockholders Agreement grants to each of Ripplewood, Oak Hill and ACF, so long as each such entity holds at least 5% of the total shares of common stock outstanding at such time, the right, following the initial public offering of common stock of RSC Holdings and subject to certain limitations, to cause RSC Holdings, at its own expense, to use its best efforts to register such securities held by such entity for public resale. The exercise of this right is not limited to a certain number of requests. In the event RSC Holdings registers any of its common stock following its initial public offering, each stockholder of RSC Holdings has the right to require RSC Holdings to use its best efforts to include shares of common stock of RSC Holdings held by it, subject to certain limitations, including as determined by the underwriters. The Stockholders Agreement also provides for RSC Holdings to indemnify the stockholders party to that agreement and their affiliates in connection with the registration of RSC Holdings’ securities.

Monitoring, Transaction and Indemnification Agreements

On the Recapitalization Closing Date, RSC Holdings and RSC entered into a monitoring agreement with Ripplewood Holdings and Oak Hill Capital Management, pursuant to which Ripplewood Holdings and Oak Hill Capital Management will provide RSC Holdings and its subsidiaries, including RSC, with financial, management advisory and other services. RSC Holdings will pay Ripplewood Holdings and Oak Hill Capital Management an aggregate annual fee of $6.0 million for such services, plus expenses. Following the consummation of this offering, the monitoring agreement will be terminated for a fee of $20 million. In connection with the Recapitalization, RSC Holdings and RSC also entered into a transaction agreement with Ripplewood Holdings and Oak Hill Capital Management, pursuant to which RSC Holdings has paid Ripplewood Holdings and Oak Hill Capital Management a fee of $20 million each ($40 million in the aggregate) for certain direct acquisition and finance related services provided by Ripplewood and Oak Hill. In connection with this offering, we intend to enter into a cost reimbursement agreement with Ripplewood Holdings and Oak Hill Capital Management pursuant to which we will reimburse them for expenses incurred in connection with their provision to us of certain advisory and other services.

In connection with the Recapitalization, RSC Holdings and RSC also entered into an indemnification agreement with Ripplewood Holdings, Oak Hill Capital Management, ACF and the Sponsors, pursuant to which RSC Holdings and RSC will indemnify the Sponsors, ACF, Ripplewood Holdings and Oak Hill Capital Management and their respective affiliates, directors, officers, partners, members, employees, agents, advisors, representatives and controlling persons, against certain liabilities arising out of the Recapitalization or the performance of the monitoring agreement and certain other claims and liabilities. Prior to the completion of this offering, we will enter into indemnification agreements with each of our directors. The indemnification agreement will provide the directors with contractual rights to the indemnification and expense advancement rights provided under our by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

We believe that the monitoring, transaction and indemnification agreements are, in form and substance, substantially similar to those commonly entered into in transactions of like size and complexity sponsored by private equity firms. We further believe that the fees incurred by us under the monitoring and transaction agreements are customary and within the range charged by similarly situated sponsors.

Agreements and Relationships with ACAB

We bought certain of our equipment from affiliates of ACAB for approximately $31.5 million in 2004, $50.5 million in 2005, $41.2 million in 2006 and $13.7 million for the three months ended March 31, 2007, and certain affiliates of ACAB are participants in the equipment rental industry. The Recapitalization Agreement contains a non-compete provision that expires two years following the Recapitalization Closing Date, and, upon its expiration, ACAB and its affiliates will be free to compete with us in the rental equipment industry in the United States and Canada. In addition, nothing in the Recapitalization Agreement prohibits ACAB and its affiliates from (i) conducting (a) any business they conduct immediately prior to closing, including the operation of the Prime Energy division’s oil-free compressor equipment rental and sales business, which RSC Holdings will transfer to an affiliate of ACAB prior to the closing of the Recapitalization, (b) the business of selling, renting (as long as such renting is not in competition with our business) and leasing products they manufacture, or selling used equipment, (c) the rental equipment business outside of the United States and Canada, (ii) investing in or holding not more than 10% of the outstanding capital stock of an entity that competes with us or (iii) acquiring and continuing to own and operate an entity that competes with us, provided the rental revenues of such entity in the United States and Canada account for no more than 20% of such entity’s consolidated revenues at the time of such acquisition.

For 30 months following the Recapitalization, ACAB and its affiliates will sell us any product manufactured for sale or distributed by their portable air and construction tools divisions on 180 day payment terms, without credit support, at a reasonably competitive market price that does not reflect sales on extended credit terms.

For two years following the Recapitalization, ACAB and its affiliates will not, with certain exceptions, hire any executive or senior officer (including any regional vice president), regional director, corporate director or district manager of RSC or any of its subsidiaries or knowingly solicit any other employee of RSC or any of its subsidiaries. In addition, for two years following the Recapitalization, we will not directly or indirectly engage or invest in any business in the United States or Canada in competition with our Prime Energy division, which will be retained by two of ACAB’s affiliates in respect of renting oil-free compressors.

Mark Cohen, one of our directors, is president of Atlas Copco North America LLC, an affiliate of ACAB. Mr. Cohen served as president of RSC Holdings, formerly known as Atlas Copco North America Inc., from September 1999 to November 2006. In such capacity, Mr. Cohen received approximately $346,000, $370,000 and $352,000 in direct compensation from RSC Holdings in 2004, 2005 and 2006, respectively. Mr. Cohen no longer receives any compensation from RSC Holdings in his capacity as president of Atlas Copco North America LLC.

Oak Hill Note Purchase

In connection with the Notes offering, one of the Oak Hill Partnerships purchased $20.0 million of the Notes for its own account.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facilities

Senior ABL Facilities

Overview

In connection with the Recapitalization, RSC Holdings II, LLC, RSC Holdings III, LLC, RSC and RSC Equipment Rental of Canada Ltd., formerly known as Rental Service Corporation of Canada Ltd., entered into a credit agreement, dated as of November 27, 2006, with respect to the Senior ABL Facilities, with DBNY, as US administrative agent and US collateral agent, Deutsche Bank AG, Canada Branch, as Canadian administrative agent and Canadian collateral agent, Citigroup, as syndication agent and Bank of America, N.A., LaSalle Business Credit, LLC and Wachovia Capital Finance Corporation (Western), as co-documentation agents, and the other financial institutions party thereto from time to time. The Senior ABL Facilities provide for (1) a term loan facility in an aggregate principal amount of up to $250 million, (2) a revolving loan facility in an aggregate principal amount of up to $1,450 million, subject to availability under a borrowing base and (3) an uncommitted incremental increase in an aggregate principal amount of up to $200 million, so long as no default or event of default exists or would result therefrom and we and our subsidiaries are in pro forma compliance with the financial covenants. A portion of the revolving loan facility is available for swingline loans and for the issuance of letters of credit. As of the Recapitalization Closing Date, RSC Holdings III, LLC and RSC borrowed $1,124 million under these facilities and had commitments for $576 million under the revolving portion of the Senior ABL Facilities.

Maturity; Amortization and Prepayments

The revolving loans under the Senior ABL Facilities mature five years from the Recapitalization Closing Date. The term loans under the Senior ABL Facilities will mature six years from the Recapitalization Closing Date. The term loans under the Senior ABL Facilities amortize in equal quarterly installments of one percent of the aggregate principal amount thereof per annum until their maturity date.

Subject to certain exceptions, the Senior ABL Facilities are subject to mandatory prepayment in amounts equal to (1) the amount by which certain outstanding extensions of credit exceed the lesser of the borrowing base and the commitments then in effect and (2) subject in each case to availability thresholds under the revolving loan facility to be determined, the net proceeds of (a) certain asset sales by us and certain of our subsidiaries, (b) certain debt offerings by us and certain of our subsidiaries, (c) certain insurance recovery and condemnation events and (d) certain sale and leaseback transactions.

Guaranties; Security

RSC Holdings II, LLC and each direct and indirect U.S. subsidiary of RSC Holdings II, LLC, if any (other than the borrowers, any foreign subsidiary holding company so long as such holding company has no material assets other than the capital stock, other equity interests or debt obligations of one or more of our non-U.S. subsidiaries, and any subsidiary of our non-U.S. subsidiaries (and certain of our immaterial subsidiaries (if any) as may be mutually agreed)) provided an unconditional guaranty of all amounts owing under the Senior ABL Facilities. In addition, to the extent that our non-U.S. subsidiaries become borrowers, the U.S. borrowers and U.S. guarantors provided, and the lead arrangers required that non-U.S. subsidiaries (including other non-U.S. subsidiary borrowers) provide, guaranties in respect of such non-U.S. subsidiary borrower’s obligations under the Senior ABL Facilities, subject (in the case of non-U.S. subsidiaries) to exceptions in light of legal limitations, tax and structuring considerations and the costs and risks associated with the provision of any such guaranties relative to the benefits afforded thereby. In addition, obligations of the U.S. borrowers under the Senior ABL Facilities and the guarantees of the U.S. guarantors thereunder are secured by first priority perfected security interests in substantially all of the tangible and intangible assets of the U.S. borrowers and the U.S. guarantors, including pledges of all stock and other equity interests owned by the U.S. borrowers and the U.S. guarantors (including, without limitation, all of the capital stock of each borrower (but only up to 65% of the voting stock of each direct foreign subsidiary owned by U.S. borrowers or any U.S. guarantor in the case of pledges securing the U.S. borrowers’ and U.S. guarantors’ obligations under the Senior ABL facilities (it being understood that a foreign subsidiary holding company shall be deemed to be a non-U.S. subsidiary for purposes of this provision so long as such holding company has no material assets other than capital stock, equity interests or debt obligations of one or more of our non-U.S. subsidiaries))). Assets of the type described in the preceding sentence of any non-U.S. borrower and any non-U.S. guarantor will be similarly pledged to secure the obligations of such non-U.S. borrower and non-U.S. guarantors under the Senior ABL Facilities. The security and pledges shall be subject to certain exceptions.

Interest

At the borrowers’ election, the interest rates per annum applicable to the loans under the Senior ABL Facilities are based on a fluctuating rate of interest measured by reference to either (1) adjusted LIBOR, plus a borrowing margin or (2) an alternate base rate plus a borrowing margin. At the Canadian borrowers’ election, the cost of borrowing applicable to Canadian dollar loans under the Senior ABL Facilities are based on a fluctuating cost of borrowing measured by reference to either (i) bankers’ acceptance discount rates, plus a stamping fee equal to a borrowing margin, or (ii) the Canadian prime rate plus a borrowing margin.

Fees

The borrowers will pay (1) fees on the unused commitments of the lenders under the revolving loan facility, (2) a letter of credit fee on the outstanding stated amount of letters of credit plus facing fees for the letter of credit issuing banks and (3) other customary fees in respect of the Senior ABL Facilities.

Covenants

The Senior ABL Facilities contain a number of covenants that, among other things, limit or restrict the ability of the borrowers and the guarantors to incur additional indebtedness; provide guarantees; engage in mergers, acquisitions or dispositions; enter into sale-leaseback transactions; make dividends and other restricted payments; prepay other indebtedness (including the notes); engage in certain transactions with affiliates; make other investments; change the nature of its business; incur liens; with respect to RSC Holdings II, LLC, take actions other than those enumerated; and amend specified debt agreements. In addition, under the Senior ABL Facilities, upon excess availability falling below certain levels, the borrowers will be required to comply with specified financial ratios and tests, including a minimum fixed charge coverage ratio of 1.00 to 1.00 and a maximum leverage ratio as of the last day of any test period during any period set forth in the following table:.

Consolidated
Fiscal Quarter Ending	Leverage Ratio

March 31, 2007	5.00:1.00
June 30, 2007	5.00:1.00
September 30, 2007	5.00:1.00
December 31, 2007	5.00:1.00
March 31, 2008	4.75:1.00
June 30, 2008	4.75:1.00
September 30, 2008	4.75:1.00
December 31, 2008	4.75:1.00
March 31, 2009	4.50:1.00
June 30, 2009	4.50:1.00
September 30, 2009	4.50:1.00
December 31, 2009	4.50:1.00
March 31, 2010 and at all times thereafter	4.25:1.00

As of March 31, 2007, if the coverage ratio and leveraged ratio tests had been triggered by a reduction in excess availability under the Senior ABL Facilities, the borrowers would have been in compliance with such financial ratios and tests.

Events of Default

The Senior ABL Facilities contain customary events of default including nonpayment of principal when due; nonpayment of interest, fees or other amounts, in each case after a grace period; material inaccuracy of a representation or warranty when made or deemed made; violation of a covenant (subject, in the case of certain covenants, to a grace period to be agreed upon and notice); cross-default and cross-acceleration to material indebtedness; bankruptcy events; ERISA events subject to a material adverse effect qualifier; material monetary judgments; actual or asserted invalidity of any guarantee or security document or subordination provisions (to the extent applicable); impairment of security interests; and a change of control.

Senior Term Facility

Overview

In connection with the Recapitalization, RSC Holdings II, LLC, RSC Holdings III, LLC, and RSC entered into a credit agreement, dated as of November 27, 2006, with respect to the Senior Term Facility, with DBNY, as administrative agent and collateral agent, Citigroup, as syndication agent, GE Capital Markets Inc., as senior managing agent, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., as joint lead arrangers and joint book managers and GECC, as documentation agent, and the other financial institutions party thereto from time to time. The Senior Term Facility provides for (1) a term loan facility in an aggregate principal amount of up to $1,130 million and (2) an uncommitted incremental increase in an aggregate principal amount of up to $300 million, permitted so long as no default or event of default exists or would result therefrom, the borrower and its subsidiaries are in pro forma compliance with the financial covenants, if any, and neither the total leverage ratio nor the secured leverage ratio of the borrower on a pro forma basis exceeds certain levels. On the Recapitalization Closing Date, RSC Holdings III, LLC and RSC borrowed $1,130 million under this facility.

Maturity; Prepayments

The Senior Term Facility matures seven years from the Recapitalization Closing Date. The term loans will not amortize.

Subject to certain exceptions, the Senior Term Facility is subject to mandatory prepayment and reduction in an amount equal to the net cash proceeds of (1) certain asset sales by us and certain of our subsidiaries, (2) certain debt offerings by us and certain of our subsidiaries, (3) certain insurance recovery and condemnation events and (4) certain sale and leaseback transactions.

Guarantees; Security

RSC Holdings II, LLC and each direct and indirect U.S. subsidiary of RSC Holdings II, LLC, if any (other than the borrowers, any foreign subsidiary holding company so long as such holding company has no material assets other than the capital stock, other equity interests or debt obligations of one or more of our non-U.S. subsidiaries, and any subsidiary of our non-U.S. subsidiaries (and certain of our immaterial subsidiaries (if any) as may be mutually agreed)) provide an unconditional guaranty of all amounts owing under the Senior Term Facility. In addition, the Senior Term Facility and the guarantees thereunder are secured by second priority perfected security interests in substantially all of the tangible and intangible assets of the U.S. borrowers and the U.S. guarantors, including pledges of all stock and other equity interests owned by the U.S. borrowers and the U.S. guarantors (including, without limitation, all of the capital stock of each borrower) and of up to 65% of the voting stock of each direct foreign subsidiary owned by U.S. borrowers or any U.S. guarantor (it being understood that a foreign subsidiary holding company shall be deemed to be a non-U.S. subsidiary for purposes of this provision so long as such holding company has no material assets other than capital stock, equity interests or debt obligations of one or more of our non-U.S. subsidiaries). The security and pledges shall be subject to certain exceptions.

Interest

At the borrowers’ election, the interest rates per annum applicable to the loans under the Senior Term Facility are based on a fluctuating rate of interest measured by reference to either (1) adjusted LIBOR plus a borrowing margin or (2) an alternate base rate plus a borrowing margin.

Fees

The borrowers will pay (1) fees upon the voluntary prepayment of the loans under the Senior Term Facility during the first and second year after the closing of the Recapitalization and (2) other customary fees in respect of the Senior Term Facility.

Covenants

The Senior Term Facility contains a number of covenants substantially identical to, but no more restrictive than, the covenants contained in the Senior ABL Facilities. However, under the

Senior Term Facility, the borrowers are not required to comply with covenants relating to borrowing base reporting or to specified financial maintenance covenants.

Events of Default

The Senior Term Facility contains customary events of default including nonpayment of principal when due; nonpayment of interest, fees or other amounts, in each case after a grace period; material inaccuracy of a representation or warranty when made or deemed made; violation of a covenant (subject, in the case of certain covenants, to a grace period to be agreed upon and notice); cross-acceleration to material indebtedness; bankruptcy events; ERISA events subject to a material adverse effect qualifier; material monetary judgments; actual or asserted invalidity of any guarantee or security document or subordination provisions (to the extent applicable); impairment of security interests; and a change of control.

Senior Notes

Overview

On November 27, 2006, RSC and RSC Holdings III, LLC issued $620 million in aggregate principal amount of 9 1/2% Senior Notes due 2014 in a private transaction not subject to the registration requirements of the Securities Act. Interest on the Notes is paid semi-annually, on June 1 and December 1 in each year, and the Notes mature on December 1, 2014.

Guarantees and Ranking

The Senior Notes are the general unsecured obligations of RSC. The Senior Notes are guaranteed by each domestic subsidiary of RSC that guarantees RSC’s obligations under the Senior Credit Facilities. The Senior Notes rank senior in right of payment to all existing and future subordinated obligations of RSC, pari passu in right of payment with all existing and future unsecured senior indebtedness of RSC and junior in right of payment to all of our existing and future senior secured indebtedness, including our Senior Credit Facilities to the extent of the value of the assets securing such indebtedness. As of March 31, 2007, RSC and RSC Holdings III, LLC could have borrowed an additional $483 million of secured indebtedness under the Senior Credit Facilities that would have ranked senior in right of payment to the Senior Notes to the extent of the value of the assets securing such indebtedness. RSC and RSC Holdings III, LLC also have, subject to certain conditions, commitments for an additional $500 million of secured indebtedness from the lenders under the Senior Credit Facilities, which would rank senior in right of payment to the Senior Notes to the extent of the value of the assets securing such indebtedness. In addition, the Senior Credit Facilities and the indenture governing the Senior Notes permit, subject to the ratios, tests and covenants set forth therein, RSC and RSC Holdings III, LLC in certain circumstances to incur additional secured indebtedness that would rank senior in right of payment to the Senior Notes to the extent of the value of the assets securing such indebtedness. For additional disclosure with respect to these ratios, tests and covenants, see “Description of Certain Indebtedness—Senior ABL Facilities—Covenants,” “Description of Certain Indebtedness—Senior Term Facility—Covenants,” and “Description of Certain Indebtedness—Senior Notes—Covenants.” The Senior Notes are not entitled to the benefit of any sinking fund.

Optional Redemption

The Senior Notes are redeemable, at RSC’s option, in whole or in part, at any time and from time to time on and after December 1, 2010 and prior to maturity at the applicable redemption price set forth below. Any such redemption may, in RSC’s discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the occurrence of a change of control (as defined in the indenture governing the Senior Notes). The Senior Notes are redeemable at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to the relevant redemption date, if redeemed during the 12-month period commencing on January 1 of the years set forth below:

Redemption Period	Price

2010	104.750%
2011	102.375%
2012 and thereafter	100.000%

In addition, at any time and from time to time on or prior to December 1, 2009, RSC and RSC Holdings III, LLC may redeem up to 35% of the original aggregate principal amount of the Senior Notes, with funds in an equal aggregate amount up to the aggregate proceeds of certain equity offerings of RSC, at a redemption price of 109.5%, for Senior Notes, plus accrued and unpaid interest, if any, to the redemption date. This redemption provision is subject to a requirement that Senior Notes in an aggregate principal amount equal to at least 65% of the original aggregate principal amount of Senior Notes must remain outstanding after each such redemption of Senior Notes.

Change of Control

Upon the occurrence of a change of control, which is defined in the indenture governing the Senior Notes, each holder of Senior Notes has the right to require RSC and RSC Holdings III, LLC to repurchase some or all of such holder’s Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

Covenants

The indenture governing the Senior Notes contains covenants limiting, among other things, RSC Holdings III, LLC’s ability and the ability of its restricted subsidiaries to:

•	Incur additional indebtedness or issue preferred shares;

•	Pay dividends on or make other distributions in respect of capital stock or make other restricted payments;

•	Make certain investments;

•	Limit dividends or other payments by its restricted subsidiaries to RSC;

•	Sell certain assets;

•	Enter into certain types of transactions with affiliates;

•	Use assets as security for certain other indebtedness without securing the Senior Notes;

•	Consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; and

•	Designate subsidiaries as unrestricted subsidiaries.

Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Senior Notes to require us to accelerate the Senior Notes upon an event of default for failure to comply with the covenant restriction on RSC’s and RSC Holdings III, LLC’s ability to dispose of all or substantially all their assets may be uncertain.

The restrictive covenants in the indenture governing the Senior Notes permit RSC Holdings III, LLC to make loans, advances, dividends or distributions to RSC Holdings in an amount not to exceed 50% of an amount determined by reference to, among other things, consolidated net income for the period from November 27, 2006 to the end of the most recently ended fiscal quarter for which consolidated financial statements of RSC Holdings III, LLC are available, so long as its consolidated coverage ratio remains greater than or equal to 2.00:1.00 after giving pro forma effect to such restricted payments. As of March 31, 2007, such ratio was greater than 2.00:1.00. RSC Holdings III, LLC is also permitted to make restricted payments to RSC Holdings in an amount not exceeding the greater of a specified minimum amount and 1% of consolidated tangible assets (which payments are deducted in determining the amount available as described in the preceding sentence), and in amount equal to certain equity contributions to RSC Holdings. After the initial public offering of a Parent, as such term is defined in the indenture, RSC Holdings III, LLC is also permitted to make restricted payments to such parent company in an amount not to exceed in any fiscal year 6% of the aggregate gross proceeds received by RSC Holdings III, LLC through a contribution to equity capital from such offering to enable the public parent company to pay dividends to its stockholders.

Events of Default

The indenture governing the Senior Notes also provides for customary events of default.

Registration Rights

On the Recapitalization Closing Date, RSC and RSC Holdings III, LLC entered into a Registration Rights Agreement for the benefit of the holders of the Senior Notes. Pursuant to the Registration Rights Agreement, RSC and RSC Holdings III, LLC have agreed to use commercially reasonable efforts to file with the Commission one or more registration statements under the Securities Act relating to an exchange offer pursuant to which new notes substantially identical to the Senior Notes will be offered in exchange for the then outstanding Senior Notes tendered at the option of the holders thereof. RSC and RSC Holdings III, LLC have further agreed to use their commercially reasonable efforts to cause the exchange offer Registration Statement to become effective within 360 days following the Recapitalization Closing Date. If RSC and RSC Holdings III, LLC do not cause the exchange offer to become effective within 360 days following the Recapitalization Closing Date, or if they fail to complete the exchange offer pursuant to the Registration Rights Agreement within 390 days following the Recapitalization Closing Date, or if certain other conditions set forth in the Registration Rights Agreement are not met, RSC and RSC Holdings III, LLC will be obligated to pay additional interest on the Senior Notes.

Contingent Earn-Out Notes

RSC Holdings may be required to issue the contingent earn-out notes pursuant to the Recapitalization Agreement if RSC achieves cumulative adjusted EBITDA targets described below. If RSC’s cumulative adjusted EBITDA for the fiscal years ended December 31, 2006 and December 31, 2007 (the “2006-2007 EBITDA”) is at least $1.54 billion, then on April 1, 2008, RSC Holdings will issue to ACF a contingent earn-out note, in a principal amount equal to:

(i) $150 million if the 2006-2007 EBITDA is $1.662 billion or greater;

(ii) If the 2006-2007 EBITDA is between $1.54 billion and $1.662 billion, an amount equal to (x) $150 million multiplied by (y) a fraction (A) the numerator of which is an amount equal to the 2006-2007 EBITDA minus $1.54 billion and (B) the denominator of which is $122 million; and

(iii) An additional amount, computed like interest (compounded semiannually) at the lesser of 11.5% per annum and the applicable federal rate plus 4.99% per annum from April 1, 2008 until the contingent earn-out note is issued, on the amount described in clause (i) or clause (ii) above, as applicable.

If RSC’s cumulative adjusted EBITDA for the fiscal year ended December 31, 2008 (the “2008 EBITDA”) is at least $880 million, then on April 1, 2009, RSC Holdings will issue to ACF a second contingent earn-out note, in a principal amount equal to:

(i) If the 2008 EBITDA is $1.015 billion or greater, $250 million;

(ii) If the 2008 EBITDA is between $880 million and $1.015 billion, an amount equal to (x) $250 million multiplied by (y) a fraction (A) the numerator of which is an amount equal to the 2008 EBITDA minus $880 million and (B) the denominator of which is $135 million; and

(iii) An additional amount, computed like interest (compounded semiannually) at the lesser of 11.5% per annum and the applicable federal rate plus 4.99% per annum from April 1, 2009 until the contingent earn-out note is issued, on the amount described in clause (i) or clause (ii) above, as applicable.

Each contingent earn-out note will mature on the earlier of the date that is 11 years from issuance and the date that is six months after the final maturity date of the longest dated debt of RSC Holdings or any of its subsidiaries with a principal amount in excess of $100 million outstanding on the date of issuance of such contingent earn-out note. Interest will be added to principal semi-annually and will be payable at maturity. The interest rate will be compounded semiannually and equal to the lesser of 11.5% per annum and the applicable federal rate plus 4.99% per annum.

If, after an underwritten initial public offering of RSC Holdings’ common equity, certain persons associated with the Sponsors cease to control 40% in the aggregate of the number of shares of common equity owned by such persons immediately after the closing of the Recapitalization (a “Loss of Control”), RSC Holdings must make semi-annual payments of current period interest on the contingent earn-out notes (x) first, on the longest-dated contingent earn-out notes then outstanding (pro rata among all such notes) if and to the extent 50% of available cash (as defined in the Recapitalization Agreement) on the date of such payments is sufficient to make such payments, and (y) second, on the other contingent earn-out notes then outstanding (pro rata among all such notes) if and to the extent the payments made pursuant to the foregoing clause (x) are less than 50% of available cash on such dates. Any amount of such current period interest that is not so paid on any such date shall be added to the principal. In addition, RSC Holdings will cause its subsidiaries to refrain from taking certain actions that will impair RSC Holdings’ ability to pay current interest on the contingent earn-out notes. Furthermore, following a Loss of Control, additional interest under the notes shall accrue at the semiannual interest rate that, with semiannual compounding, produces an incremental annual yield to maturity of 1.50%. The offering and sale of our common stock pursuant to this prospectus will not result in a Loss of Control.

Generally, if RSC Holdings receives after the Recapitalization Closing Date proceeds of certain dividends, redemptions or other distributions (“Qualifying Proceeds”) in excess of $150,000,000, we are required to use 50% of such excess Qualifying Proceeds, less the aggregate amount of all optional prepayments made under all of our contingent earn-out notes (the “Aggregate Optional Prepayment”), to prepay any outstanding contingent earn-out notes. However, if, after the Recapitalization Closing Date but prior to the date on which a contingent earn-out note is first issued (the “Issue Date”), we have received Qualifying Proceeds (“Pre-Issue Proceeds”) in excess of $150,000,000, we are required to use 100% of any Qualifying Proceeds received after the Issue Date (“Post-Issue Proceeds”) to prepay any outstanding notes until we have prepaid an amount equal to (x) the amount by which the Pre-Issue Proceeds exceed $150,000,000 minus (y) the Aggregate Optional Prepayment. Thereafter, we are required to use 50% of all Post-Issue Proceeds, less the Aggregate Optional Prepayments, to prepay the notes.

DESCRIPTION OF CAPITAL STOCK

Overview

The amended and restated certificate of incorporation of RSC Holdings, which we refer to in this prospectus as our “certificate of incorporation,” will become effective prior to the completion of this offering. It authorizes 300,000,000 shares of common stock, no par value. There are currently 90,647,591 shares of our common stock issued and outstanding, which reflect a 100 for 1 stock split effected on November 27, 2006 and a 37.435 for 1 stock split to be effected in connection with this offering. In addition, our certificate of incorporation authorizes 500,000 shares of preferred stock, no par value, none of which has been issued or is outstanding.

Our amended and restated by-laws will also become effective upon the completion of this offering. We refer to our amended and restated by-laws in this prospectus as our “by-laws.”

The following descriptions of our capital stock and provisions of our certificate of incorporation and by-laws are summaries of their material terms and provisions. The descriptions reflect changes to our certificate of incorporation and by-laws that will occur upon the closing of this offering.

Common Stock

Each holder of our common stock will be entitled to one vote per share on all matters to be voted on by stockholders. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Any director may be removed only for cause, upon the affirmative vote of the holders of at least a majority of the outstanding shares of our common stock entitled to vote for the election of the directors.

The holders of our common stock will be entitled to receive any dividends and other distributions that may be declared by our Board, subject to any preferential dividend rights of outstanding preferred stock. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to receive proportionately any of our assets remaining after the payment of liabilities and subject to the prior rights of any outstanding preferred stock. Our ability to pay dividends on our common stock is subject to (i) our subsidiaries’ ability to pay dividends to RSC Holdings, which is in turn subject to the restrictions set forth in our senior credit facilities and the indenture governing the Notes and (ii) our obligations to make mandatory prepayments on any outstanding contingent earn-out notes with a certain amount of dividends from our subsidiaries. See “Dividend Policy.”

Holders of our common stock have no preemptive, subscription, redemption, conversion or cumulative voting rights. The outstanding shares of our common stock are, and the shares of common stock offered by us in this offering, when issued, will be, fully paid and non-assessable. The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.

Wells Fargo Bank, National Association is the transfer agent and registrar for our common stock.

Preferred Stock

Under our certificate of incorporation, our Board will have the authority, without further vote or action by the stockholders, to issue up to 500,000 shares of preferred stock in one or more series and to fix the number of shares of any class or series of preferred stock and to determine its voting powers, designations, preferences or other rights and restrictions. The issuance of preferred stock could adversely affect the rights of holders of common stock. We have no present plan to issue any shares of preferred stock.

Corporate Opportunities

Our certificate of incorporation will provide that the Sponsors have no obligation to offer us an opportunity to participate in business opportunities presented to the Sponsors or their affiliates, including their respective officers, directors, agents, members, partners and affiliates even if the opportunity is one that we might reasonably have pursued, and that neither Sponsor nor their respective officers, directors, agents, members, partners or affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Stockholders will be deemed to have notice of and consented to this provision of our certificate of incorporation.

Change of Control Related Provisions of Our Certificate of Incorporation and
By-Laws and Delaware Law

A number of provisions in our certificate of incorporation and by-laws may make it more difficult to acquire control of us. These provisions may have the effect of discouraging a future takeover attempt not approved by our Board but which individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of our Board;

•	discourage some types of transactions that may involve an actual or threatened change in control of us;

•	discourage certain tactics that may be used in proxy fights;

•	ensure that our Board will have sufficient time to act in what our Board believes to be in the best interests of us and our stockholders; and

•	encourage persons seeking to acquire control of us to consult first with our Board to negotiate the terms of any proposed business combination or offer.

Unissued Shares of Capital Stock

Common Stock.  We are issuing 12,500,000 shares of our authorized common stock in this offering. The remaining shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our Board in opposing a hostile takeover bid.

Preferred Stock.  Our certificate of incorporation will provide our Board with the authority, without any further vote or action by our stockholders, to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, common stock.

Classified Board of Directors; Vacancies and Removal of Directors

Our certificate of incorporation provides that our Board will be divided into three classes whose members will serve three-year terms expiring in successive years. Any effort to obtain control of our Board by causing the election of a majority of the Board may require more time than would be required without a staggered election structure. Our certificate of incorporation will provide that directors may be removed only for cause at a meeting of stockholders upon the affirmative vote of the holders of at least a majority of the outstanding shares of our common stock entitled to vote for the election of the director. Vacancies in our Board may be filled only by our Board. Any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred (including a vacancy created by increasing the size of the Board) and until such director’s successor shall have been duly elected and qualified. No decrease in the number of directors will shorten the term of any incumbent director. Our by-laws provide that the number of directors shall be fixed and increased or decreased from time to time by resolution of the Board.

These provisions may have the effect of slowing or impeding a third party from initiating a proxy contest, making a tender offer or otherwise attempting a change in the membership of our Board that would effect a change of control.

Advance Notice Requirements for Nomination of Directors and Presentation of New Business at Meetings of Stockholders; Calling Stockholder Meetings; Action by Written Consent

Our by-laws require advance notice for stockholder proposals and nominations for director. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Also, special meetings of the stockholders may only be called by the Board.

In addition, our certificate of incorporation and by-laws provide that action may be taken by written consent of stockholders only for so long as the Sponsors collectively hold more than 50% of the voting power of all outstanding shares of our common stock. After such time, any action taken by the stockholders must be effected at a duly called annual or special meeting, which may be called only by the Board.

These provisions make it more procedurally difficult for a stockholder to place a proposal or nomination on the meeting agenda or to take action without a meeting, and therefore may reduce the likelihood that a stockholder will seek to take independent action to replace directors or seek a stockholder vote with respect to other matters that are not supported by management.

Limitation of Liability of Directors; Indemnification of Directors

Our certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that this limitation on or exemption from liability is not permitted by the Delaware General Corporation Law and any amendments to that law.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the Delaware General Corporation Law. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. Our certificate of incorporation will not eliminate our directors’ duty of care. The inclusion of this provision in our certificate of incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director’s breach of the duty of care.

Our certificate of incorporation will provide that we are required to indemnify and advance expenses to our directors to the fullest extent permitted by law, except in the case of a proceeding instituted by the director without the approval of our Board. Our by-laws will provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest.

Prior to the completion of this offering, we will enter into an indemnification agreement with each of our directors. The indemnification agreement will provide the directors with contractual rights to the indemnification and expense advancement rights provided under our by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

Supermajority Voting Requirement for Amendment of Certain Provisions of our Certificate of Incorporation and By-Laws

Our certificate of incorporation will provide that the provisions of our certificate of incorporation governing, among other things, the removal of directors only for cause, the liability of directors, the elimination of stockholder actions by written consent upon the Sponsors ceasing to collectively hold a majority of our outstanding common stock and the prohibition on the right of stockholders to call a special meeting may not be amended, altered or repealed unless the amendment is approved by the vote of holders of at least two-thirds of the shares then entitled to vote at an election of directors. This requirement exceeds the majority vote of the outstanding stock that would otherwise be required by the Delaware General Corporation Law for the repeal or amendment of such provisions of the certificate of incorporation. Certain provisions of our by-laws may be amended with the approval of the vote of holders of at least two-thirds of the shares then entitled to vote. These provisions make it more difficult for any person to remove or amend any provisions that may have an anti-takeover effect.

Delaware Takeover Statute

We expect to opt out of Section 203 of the Delaware General Corporation Law, which would have otherwise imposed additional requirements regarding mergers and other business combinations.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock. After this offering is completed, the number of shares available for future sale into the public markets is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our common stock in the public market or could create the perception that these sales could occur, which could adversely affect the market price for our common stock. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

Sale of Restricted Securities

After this offering, 103,147,591 shares of our common stock will be outstanding. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining 82,314,258 shares of our common stock that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities or that have been owned for more than one year may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.

Stock Options

Upon completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of common stock to be issued under our stock option plan and, as a result, all shares of common stock acquired upon exercise of stock options and other equity-based awards granted under these plans will also be freely tradable under the Securities Act unless purchased by our affiliates. A total of 5,790,959 shares of common stock are reserved for issuance under our benefit plan.

Lock-Up Arrangements

We, the Sponsors, our directors and executive officers and ACF named under “The Principal and Selling Stockholders” have agreed with the underwriters, subject to exceptions, not to (1) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock or any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of common stock, owned as of the date hereof directly (including holdings as a custodian) or with respect to which the party subject to the lock-up has beneficial ownership or (2) enter into any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of any shares of common stock, for 180 days after the date of this prospectus, except with the prior written consent of representatives of the underwriters. There are no agreements between the underwriters and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period. Following the lock-up periods, we estimate that approximately 82,314,258 shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 or Rule 701 under the Securities Act.

Registration Rights

Stockholders currently representing substantially all of the shares of our common stock will have the right to require us to register shares of common stock for resale in some circumstances. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Rule 144

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, any person or persons whose shares are aggregated, including an affiliate, who has beneficially owned shares of our common stock for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock; and

•	the average weekly trading volume in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, Rule 701 under the Securities Act may be relied upon for the resale of our common stock originally issued by us before our initial public offering to our employees, directors, officers, consultants or advisers under written compensatory benefit plans, including our stock option plans, or contracts relating to the compensation of these persons. Shares of our common stock issued in reliance on Rule 701 are “restricted securities” and, beginning 90 days after the date of this prospectus, may be sold by non-affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the one-year holding period, in each case subject to the lock-up agreements.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income and estate tax consequences relating to the ownership and disposition of our common stock by non-United States holders, as defined below, who purchase shares of our common stock and hold such shares as capital assets. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretation thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect or different interpretations. This discussion does not address all of the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income or estate tax laws (such as financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships and their partners, other pass-through entities and their members, dealers in securities, brokers, U.S. expatriates, or persons who have acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the U.S. state and local or non-U.S. tax consequences relating to the ownership and disposition of our common stock. You are urged to consult your own tax advisor regarding the U.S. federal tax consequences of owning and disposing of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

As used in this discussion, the term “non-United States holder” refers to a beneficial owner of our common stock that for U.S. federal income or estate tax purposes, as applicable, is an individual, corporation, estate or trust that is not:

(i) an individual who is a citizen or resident of the United States;

(ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state or political subdivision thereof or therein, including the District of Columbia;

(iii) an estate the income of which is subject to U.S. federal income tax regardless of source thereof; or

(iv) a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all its substantial decisions, or (b) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a United States person.

The test for whether an individual is a resident of the United States for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be non-United States holders for purposes of the federal income tax discussion, but not for purposes of the federal estate tax discussion and vice versa.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, we urge you to consult your own tax advisor.

Dividends

We or a withholding agent will have to withhold U.S. federal withholding tax from the gross amount of any dividends paid to a non-United States holder at a rate of 30%, unless (i) an applicable income tax treaty reduces such rate, and a non-United States holder claiming the benefit of such treaty provides to us or such agent proper Internal Revenue Service (“IRS”)

documentation or (ii) the dividends are effectively connected with a non-United States holder’s conduct of a trade or business in the United States and the non-United States holder provides to us or such agent proper IRS documentation. In the latter case, such non-United States holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. citizen or corporation, as applicable, unless otherwise provided in an applicable income tax treaty. Additionally, a non-United States holder that is a corporation could be subject to a branch profits tax on effectively connected dividend income, subject to certain adjustments, at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-United States holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-United States holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

Generally, a non-United States holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of shares of our common stock unless (i) such non-United States holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-United States holder’s conduct of a trade or business in the United States, and where a tax treaty provides, the gain is attributable to a U.S. permanent establishment of such non-United States holder, in which case the 30% branch profits tax may also apply to corporate holders, or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such sale, exchange or other disposition or the period that such non-United States holder held our common stock (such shorter period, the “Applicable Period”).

We do not believe that we have been, are currently or are likely to be a U.S. real property holding corporation for U.S. federal income tax purposes. If we are or were to become a U.S. real property holding corporation, so long as our common shares are regularly traded on an established securities market and continue to be traded, a non-United States holder would be subject to U.S. federal income tax on any gain from the sale, exchange or other disposition of our common stock only if such non-United States holder actually or constructively owned, during the Applicable Period, more than 5% of our common stock.

Special rules may apply to non-United States holders, such as controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid federal income tax, that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-United States holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

Generally, we must report annually to the IRS and to each non-United States holder the amount of dividends paid to such non-United States holder and the amount, if any, of tax withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-United States holder resides.

Generally, additional information reporting and backup withholding of United States federal income tax at the applicable rate may apply to dividend payments made by us or our paying agent to a non-United States holder if such holder fails to make the appropriate certification that the holder is not a U.S. person or if we or our paying agent has actual knowledge or reason to know that the payee is a U.S. person.

Payments of the proceeds of the sale of our common stock to or through a foreign office of a U.S. broker or of a foreign broker with certain specified U.S. connections will be subject to information reporting requirements, but generally not backup withholding, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is not a U.S. person. Payments of the proceeds of a sale of our common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a non-U.S. person or otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules from a payment to a non-United States holder of our common stock will be allowed as a credit against such holder’s U.S. federal income tax, if any, or will be otherwise refundable, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated will act as joint global coordinators and, together with Lehman Brothers Inc., will act as joint book-running managers for the offering. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated and Lehman Brothers Inc., have severally agreed to purchase from us and the selling stockholders the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Number
Underwriters	of Shares

Deutsche Bank Securities Inc.
Morgan Stanley & Co. Incorporated
Lehman Brothers Inc.
Robert W. Baird & Co. Incorporated
Banc of America Securities LLC
CIBC World Markets Corp.
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.

Total	20,833,333

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the overallotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $      per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $      per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

The underwriters have the option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 3,125,000 additional shares of common stock from the selling stockholders at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover overallotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. The selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 20,833,333 shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters per share of common stock. The underwriting discounts and commissions are  % of the initial public offering price. We and the selling stockholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ overallotment option:

Total Fees
		Without	With Full
		Exercise of	Exercise of
	Fee Per Share	Overallotment Option	Overallotment Option

Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the selling stockholders	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $3.2 million.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and the selling stockholders have agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. This consent may be given at any time without public notice. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated and Lehman Brothers Inc.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority that exceed 5% of the total number of shares offered by them.

If you purchased shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option.

Naked short sales are any sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the total shares of our common stock offered hereby (excluding any shares to be sold pursuant to the overallotment option) for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale by us to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered hereby. The purchasers under the directed share program will be subject to lock-up provisions identical to those described above.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us, selling stockholders and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

Each underwriter has represented and agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the closing date of this offering, will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of the shares of our common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the common stock have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus. Accordingly, no purchaser of the common stock, other than the underwriters, is authorized to make any further offer of the common stock on behalf of the sellers or the underwriters.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, investment banking, commercial banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses. Deutsche Bank Securities Inc. is the joint lead arranger and joint bookrunning manager under Rental Service Corporation and RSC Holdings III, LLC senior asset-based loan facilities (the “Senior ABL Facilities”) and senior second-lien term loan facility (the “Senior Term Facility”). Deutsche Bank AG New York Branch, an affiliate of Deutsche Bank Securities Inc., is the administrative agent and a lender under the Senior ABL Facilities and Senior Term Facility. Deutsche Bank Securities Inc. acted as an initial purchaser for the Senior Notes. An affiliate of Deutsche Bank Securities Inc. acted as financial advisor to Atlas Copco AB in connection with the Recapitalization. In connection with this offering, a portion of the net proceeds we receive will be used by us to repay a portion of the Senior Term Facility and an associated prepayment penalty. See “Use of Proceeds.”

LEGAL MATTERS

The validity of the common stock offered in this offering will be passed upon for us by Debevoise & Plimpton LLP, New York, New York. Cahill Gordon & Reindel llp, New York, New York, advised the underwriters in connection with the offering of the common stock.

EXPERTS

The consolidated financial statements of RSC Holdings Inc. and its subsidiaries, as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. With respect to statements in this prospectus about the contents of any contract, agreement or other document, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement.

The public may read and copy any reports or other information that we file with the SEC. Such filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website is included in this prospectus as an inactive textual reference only. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Upon completion of this offering, RSC Holdings will be subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the Commission. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the Commission at the address noted above. You will also be able to obtain copies of this material from the Public Reference Room of the Commission as described above, or inspect them without charge at the Commission’s website. Upon completion of this offering, you will also be able to access, free of charge, our reports filed with the Commission (for example, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) through the “Investors” portion of our Internet website (http://www.rscrental.com). Reports filed with or furnished to the Commission will be available as soon as reasonably practicable after they are filed with or furnished to the Commission. Our website is included in this prospectus as an inactive textual reference only. The information found on our website is not part of this prospectus or any report filed with or furnished to the Commission. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

RSC HOLDINGS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	March 31,	December 31,
	2007	2006
	(unaudited)	(audited)

Assets
Cash and cash equivalents	$1,481	$46,188
Accounts receivable, net	259,275	268,383
Inventory	18,130	18,489
Rental equipment, net	1,742,852	1,738,670
Property and equipment, net	181,570	170,192
Goodwill	925,621	925,621
Deferred financing costs	65,864	67,915
Other assets	85,771	90,498

Total assets	$3,280,564	$3,325,956

Liabilities and Stockholders’ Deficit
Accounts payable	$192,411	$296,086
Accrued expenses and other liabilities	189,192	163,996
Debt	3,008,828	3,006,426
Deferred income taxes	298,374	294,081

Total liabilities	3,688,805	3,760,589

Commitments and contingencies
Stockholders’ deficit
Preferred stock, no par value, authorized in 2006 (500,000 shares authorized, no shares issued and outstanding at March 31, 2007 and December 31, 2006)	—	—
Common stock, no par value, authorized in 2006 (300,000,000 shares authorized, with 90,647,591 shares issued and outstanding at March 31, 2007 and December 31, 2006)	561,918	556,482
Accumulated deficit	(979,656)	(999,899)
Accumulated other comprehensive income	9,497	8,784

Total stockholders’ deficit	(408,241)	(434,633)

Total liabilities and stockholders’ deficit	$3,280,564	$3,325,956

See accompanying notes to condensed consolidated financial statements.

RSC HOLDINGS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)
(Unaudited)

	Three Months Ended March 31,
	2007	2006

Revenues:
Equipment rental revenue	$347,975	$302,124
Sale of merchandise	20,598	24,651
Sale of used rental equipment	37,774	59,116

Total revenues	406,347	385,891

Cost of revenues:
Cost of equipment rentals, excluding depreciation	156,009	140,456
Depreciation — rental equipment	68,551	56,599
Cost of sales of merchandise	12,352	15,505
Cost of rental equipment sales	26,943	45,022

Total cost of revenues	263,855	257,582

Gross profit	142,492	128,309

Operating expenses:
Selling, general, and administrative	34,089	31,846
Depreciation and amortization — non-rental equipment	10,856	9,092

Total operating expenses	44,945	40,938

Operating income	97,547	87,371
Interest expense, net	64,200	22,648
Other expense (income), net	89	(161)

Income before provision for income taxes	33,258	64,884
Provision for income taxes	13,015	23,714

Net income	$20,243	$41,170

Preferred dividends	—	(3,999)

Net income available for common stockholders	$20,243	$37,171

Weighted average shares outstanding used in computing net income per common share:
Basic	90,648	330,697

Diluted	92,188	330,697

Net income per common share:
Basic and diluted	$0.22	$0.11

See accompanying notes to condensed consolidated financial statements.

RSC HOLDINGS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2007	2006

Cash flows from operating activities:
Net income	$20,243	$41,170
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	79,407	65,691
Amortization of deferred financing costs	2,051	—
Share-based compensation expense	936	—
Gain on sales of rental and non-rental property and equipment, net of non-cash writeoffs	(12,128)	(15,226)
Deferred income taxes	4,228	20,151
Changes in operating assets and liabilities:
Accounts receivable, net	9,114	1,198
Inventory	430	13
Other assets	(1,472)	1,645
Accounts payable	(78,317)	(11,107)
Accrued expenses and other liabilities	31,671	754

Net cash provided by operating activities	56,163	104,289

Cash flows from investing activities:
Purchases of rental equipment	(100,425)	(174,690)
Purchases of property and equipment	(7,869)	(6,468)
Proceeds from sales of rental equipment	37,774	59,116
Proceeds from sales of property and equipment	4,164	5,574

Net cash used in investing activities	(66,356)	(116,468)

Cash flows from financing activities:
Cash consideration paid to the Group	(17,995)	—
Proceeds from senior ABL revolver	16,696	—
Payments on senior ABL term revolver	(20,885)	—
Payments on senior ABL term loan	(625)	—
Payments on capital leases and other debt	(9,266)	(8,785)
Net proceeds (payments on) affiliated debt	—	10,914
Capital contributions from the Group	4,500	—
Decrease in outstanding checks in excess of cash balances	(6,929)	—

Net cash provided by (used in) financing activities	(34,504)	2,129

Effect of foreign exchange rates on cash	(10)	4,072

Net decrease in cash and cash equivalents	(44,707)	(5,978)
Cash and cash equivalents at beginning of period	46,188	7,134

Cash and cash equivalents at end of period	$1,481	$1,156

Supplemental disclosure of cash flow information:
Cash paid for interest	$47,662	$7,234
Supplemental schedule of non-cash investing and financing activities:
Purchase of assets under capital lease obligations	$16,481	$17,980

See accompanying notes to condensed consolidated financial statements.

RSC HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(1) Organization

Business and Basis of Presentation

Description of Business

RSC Holdings Inc. and its wholly owned subsidiaries (collectively, “RSC Holdings” or the “Company”) are engaged primarily in the rental of a diversified line of construction and industrial equipment, geographically disbursed throughout the United States and Canada through its wholly owned subsidiaries. In February 2007, the wholly owned subsidiaries Rental Service Corporation and Rental Service Corporation of Canada officially changed their names to RSC Equipment Rental, Inc. and Rental Service Corporation of Canada LTD., respectively (collectively “RSC”).

Basis of Presentation

Prior to November 27, 2006, the Company was wholly owned by Atlas Copco AB (“ACAB”) and Atlas Copco Airpower n.v. (“ACA”), a wholly owned subsidiary of ACAB (collectively, “the Group”). At December 31, 2005 and 2004, ACAB and ACA owned 40.2% and 59.8% of the outstanding common shares of the Company, respectively.

On October 6, 2006, the Group announced that it had entered into a recapitalization agreement (“Recapitalization”) pursuant to which Ripplewood Holdings L.L.C. (“Ripplewood”) and Oak Hill Capital Partners (“Oak Hill” and collectively with Ripplewood, “the Sponsors”) would acquire 85.5% of RSC Holdings. The Recapitalization closed on November 27, 2006. The Recapitalization was accomplished through (a) the repurchase by RSC Holdings of a portion of its issued and outstanding stock from the Group and (b) the issuance of a portion of the repurchased shares in return for a cash equity investment in RSC Holdings by the Sponsors for stock. The Recapitalization was accounted for as a leveraged recapitalization with no change in the book basis of assets and liabilities.

Prior to the closing of the Recapitalization, RSC Holdings formed RSC Holdings I, LLC, which is a direct wholly owned subsidiary of RSC Holdings; RSC Holdings II, LLC, which is a direct wholly owned subsidiary of RSC Holdings I, LLC; and RSC Holdings III, LLC, which is a direct wholly owned subsidiary of RSC Holdings II, LLC. Each of the newly formed entities were created for legal, tax or other corporate purposes and have nominal assets. RSC is the surviving operating entity of RSC Holdings and is wholly owned by RSC Holdings III, LLC.

Prior to the Recapitalization

The condensed consolidated financial statements for the three months ended March 31, 2006 represent a carve-out of the activities of the Company as they related to its wholly owned subsidiary RSC. The condensed consolidated financial statements exclude RSC’s Prime Energy division, which was retained by the Group as part of the Recapitalization. The historical financial statements of RSC Holdings include investments in other consolidated or non-consolidated operations which are not included in these condensed consolidated financial statements as such investments were retained by the Group. Costs charged to the Company by ACNA and expenses paid by ACNA on the Company’s behalf were specifically identified and are included in these condensed consolidated financial statements. The condensed consolidated financial statements reflect indebtedness with an affiliate in which interest charged may not be reflective of rates and terms and conditions offered by a third party lender. Management believes the assumptions underlying the condensed consolidated financial

RSC HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

statements are reasonable. However, the condensed consolidated financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented.

All material intercompany transactions and balances have been eliminated in consolidation.

(2) Summary of Significant Accounting Policies

The Company has prepared the accompanying condensed consolidated interim financial statements in accordance with the accounting policies described in our audited consolidated financial statements for the year ended December 31, 2006 (“Audited Financial Statements”). Certain information and note disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) have been condensed or omitted.

In the opinion of management, the accompanying condensed consolidated financial statements reflect all material adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial results for the interim periods presented. Interim results of operations are not necessarily indicative of full year results. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Audited Financial Statements.

Use of Estimates

The preparation of the condensed consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amounts of long-lived assets, goodwill, and inventories; the allowance for doubtful accounts; deferred income taxes; environmental liabilities; reserves for claims; assets and obligations related to employee benefits; and determination of share-based compensation amounts. Management believes that its estimates and assumptions are reasonable in the circumstances; however, actual results may differ from these estimates.

Rental Equipment

Rental equipment is recorded at cost and depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated lives for rental equipment is one to ten years. Rental equipment is depreciated to a salvage value of zero to ten percent of cost. The incremental costs related to acquiring rental equipment and subsequently renting such equipment are expensed as incurred. Ordinary repair and maintenance costs are charged to operations as incurred. Repair and maintenance costs of $25.5 million and $24.0 million are included in cost of revenues in our condensed consolidated statements of income for the three months ended March 31, 2007 and 2006, respectively. When rental fleet is disposed of, the related cost and accumulated depreciation are removed from their respective accounts, and any gains or losses are included in gross profit.

RSC HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

The following table provides a breakdown of rental equipment at:

	March 31,	December 31,
	2007	2006
	(in 000s)

Rental equipment	$2,433,986	$2,399,109
Less accumulated depreciation	(691,134)	(660,439)

Rental equipment, net	$1,742,852	$1,738,670

Earnings per Share

Basic and diluted net income per common share are presented in conformity with SFAS No. 128, Earnings Per Share (“SFAS No. 128”). In accordance with SFAS No. 128, basic net income per common share has been computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share has been computed using the weighted average number of shares of common stock outstanding during the period, increased to give effect to any potentially dilutive securities. Additionally, for purposes of calculating basic and diluted net income per common share, net income has been adjusted for preferred stock dividends.

The following table presents the calculation of basic and diluted net income per common share:

	Three Months Ended March 31,
	2007	2006
	(in 000s, except per share data)

Numerator:
Net income	$20,243	$41,170
Less preferred dividends	—	(3,999)

Net income available for common stockholders	$20,243	$37,171

Denominator:
Weighted average shares — basic	90,648	330,697
Employee stock options	1,540	—

Weighted average shares — diluted	92,188	330,697

Net income per common share — basic and diluted	$0.22	$0.11

There were no potentially dilutive securities outstanding during the three-month period ended March 31, 2006.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board FASB (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or

RSC HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 January 1, 2007. The Company did not recognize an increase or decrease in the liability for unrecognized tax benefits as a result of the implementation of FIN 48. See Note 6 for additional information.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies to other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be required to adopt SFAS No. 157 in the first quarter of the year ending December 31, 2008. The Company is assessing the requirements of SFAS No. 157 and has not yet determined the impact of adoption on the Company’s results of operations, financial position or cash flows.

In September 2006, the SEC staff issued Staff Accounting Bulletin (“SAB”) 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB 108 is only effective for public companies. The Company will adopt SAB 108 upon becoming a public company. The Company does not expect the adoption to have a material impact on the Company’s results of operations, financial position or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The Company will be required to adopt SFAS No. 159 in the first quarter of the year ending December 31, 2008. The Company is assessing the impact of SFAS No. 159 and has not yet determined the impact of adoption on the Company’s results of operations, financial positions or cash flows.

(3) Comprehensive Income

	Three Months Ended March 31,
	2007	2006
	(in 000s)

Net income	$20,243	$41,170
Currency translation adjustments	713	(94)

Comprehensive income	$20,956	$41,076

RSC HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

(4) Debt

Debt consists of the following at:

	March 31,	December 31,
	2007	2006
	(in 000s)

Senior ABL revolving credit facility	$874,102	$878,291
Senior ABL term loan	248,750	249,375
Senior Term Facility	1,130,000	1,130,000
Senior Notes	620,000	620,000
Capitalized lease obligations	135,911	128,688
Other	65	72

Total	$3,008,828	$3,006,426

As of March 31, 2007 the Company had $483.0 million available on the Senior ABL revolving credit facility. A portion of the revolving loan facility is available for swingline loans and for the issuance of letters of credit.

The Company continues to be in compliance with all applicable covenants as of March 31, 2007.

(5) Common and Preferred Stock

Common Stock

In the Recapitalization, the Company initially repurchased 317,669,667 shares, or approximately 96%, of its outstanding shares of common stock (the “Repurchased Shares”), with the Group retaining 13,027,380 shares of common stock. Subsequently, 241,036,478 shares of the Repurchased Shares were cancelled. The Company then sold the remaining 76,633,189 of the Repurchased Shares to the Sponsors for $500.0 million, net of a partial return of equity to the Sponsors of $40.0 million. As a result of these transactions, the Company had 89,660,569 shares of common stock outstanding, with the Sponsors holding 76,633,189 shares, or 85.47%, of the Company’s common stock, and the Group retaining 13,027,380 shares, or 14.53%, of the Company’s shares of common stock.

After the Recapitalization, the Company amended its charter to authorize 300,000,000 shares of no par value common stock and to reclassify each of its outstanding shares of common stock into 100 shares of common stock. The common stock certificates were then cancelled and upon presentation of the cancelled shares to the Company, new certificates were issued representing the shares of common stock into which such cancelled shares have been converted and reclassified.

In December 2006, RSC Holdings sold to certain of its officers, or trusts of which its officers were beneficiaries, 987,022 shares of RSC Holdings new common stock for an aggregate price of approximately $6.4 million. After consideration of such purchases, the Sponsors each owned 42.27% of the Company, ACAB owned 14.37% of the Company and management owned the remaining 1.09% of the Company.

On February 13, 2007 the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission in connection with the proposed initial public offering of its common stock. The proposed number of common shares to be offered is 20.8 million. Of

RSC HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

these shares, 12.5 million are shares to be offered by the Company and 8.3 million are shares to be offered by current shareholders. RSC will not receive any of the proceeds from the sale of the shares by the current shareholders.

Preferred Stock

During the period ended March 31, 2006 the Company had 200 authorized shares of Series A preferred stock, of which 154 shares were issued and outstanding with an affiliate. Holders of the Series A preferred stock were entitled to receive dividends when declared by the Board. No dividends were paid during the three months ended March 31, 2007. These shares were cancelled as part of the Recapitalization.

(6) Income Taxes.

Prior to the Recapitalization, RSC Holdings had other lines of businesses and the consolidated tax return of RSC Holdings for those periods included the results from those other lines of businesses. The Company’s income taxes as presented in the condensed consolidated financial statements are calculated on a separate tax return basis that does not include the results from those other lines of businesses. The Company was required to assess its deferred tax assets and the need for a valuation allowance on a separate return basis, and exclude from the assessment the utilization of all or a portion of those losses by the Company under the separate return method. This assessment required judgment on the part of management with respect to benefits that could be realized from future income, as well as other positive and negative factors.

The Company files income tax returns in the U.S. federal jurisdiction, and various states and Canadian jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 1999. With few exceptions, the Company is no longer subject to Canadian income tax examinations by tax authorities for years before 2003. In 2006, the Internal Revenue Service commenced an examination of the Company’s federal income tax returns for tax year 2005. In addition, our Canadian operating subsidiary is currently under examination for tax years 2003 through 2005. The Company adopted the provisions of FIN 48 on January 1, 2007. The Company did not recognize an increase or decrease in the liability for unrecognized tax benefits as a result of the implementation of FIN 48. The total amount of unrecognized tax benefits as of the date of adoption and as of March 31, 2007 was approximately $40 million. The Company does not anticipate that the total amount of unrecognized tax benefits will significantly change over the next twelve months. The total amount of accrued interest and penalties as of the date of adoption and as of March 31, 2007 was approximately $9.2 million and $9.8 million, respectively.

The total amount of unrecognized tax benefits and interest and penalties as of the date of adoption are indemnified by the Group through a separate agreement with the Group (“Indemnified Positions”) The Company has established a receivable on its financial statements for an amount equal to the amount of Indemnified Positions. Any future increase or decrease to the Indemnified Positions would result in a corresponding increase or decrease to its receivable balance from the Group (“Indemnification Receivable”) and would not have an effect on the Company’s income tax expense. In the case of other uncertain tax positions (not related to the Indemnified Positions), interest and penalties are recorded as part of income tax expense.

RSC HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

(7) Commitments and Contingencies

At March 31, 2007, the Company had total available irrevocable letters of credit facilities of $87.0 million, of which $24.6 million were outstanding. Such irrevocable commercial and standby letters of credit facilities support various agreements, leases, and insurance policies. The total outstanding letters of credit include amounts with various suppliers that guarantee payment of rental equipment purchases upon reaching the specified payment date (normally 180 day terms).

The Company may be required to issue contingent earn-out notes to the Group of up to $400.0 million pursuant to the Recapitalization Agreement if RSC achieves cumulative adjusted EBITDA (as defined in the Recapitalization Agreement) targets for the years ended December 31, 2006-2007 (cumulatively) and 2008. The issuance of the notes would be recorded as an adjustment to accumulated deficit.

The Company is subject to various laws and related regulations governing environmental matters. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as investigation of property damage. The Company incurs ongoing expenses and records applicable accruals associated with the removal of underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company believes that such removal and remediation will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

(8) Legal and Insurance Matters

The Company is party to legal proceedings and potential claims arising in the ordinary course of its business. In the opinion of management, the Company has adequate legal defenses, reserves, and insurance coverage with respect to these matters so that the ultimate resolution will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows. The Company has recorded accrued liabilities of $34.8 million at March 31, 2007 to cover the uninsured portion of estimated costs arising from these pending claims and other potential unasserted claims. The Company records claim recoveries from third parties when such recoveries are certain of being collected.

(9) Affiliated Company Transactions

During the quarter ended March 31, 2007 the Company paid $18.0 million to the Group related to a working capital adjustment in conjunction with the Recapitalization.

As part of the Recapitalization, the Group assumed certain liabilities of RSC Holdings existing on the closing date, including tax liabilities for personal property and real estate. Additionally, the Group agreed to indemnify the Company of any and all liabilities for income taxes which are imposed on the Company for a taxable period prior to the closing date of the Recapitalization (see Note 6). As the legal obligation for any such payments still resides with RSC Holdings, on the date of the Recapitalization the Company had a receivable for any recorded liabilities to be paid by the Group. At March 31, 2007 and December 31, 2006, the Company has a receivable of $64.1 million and $70.3 million, respectively for such amounts, which is recorded within other assets in the condensed consolidated balance sheets.

During the three months ended March 31, 2007, the Company received $6.9 million from the Group in conjunction with items that had been included in the December 31, 2006

RSC HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

Indemnification Receivable. Additionally, the Company recorded a $4.5 million capital contribution for an additional indemnification payment received from the Group related to the modification of certain software agreements pursuant to the Recapitalization.

On the Recapitalization closing date, the Company entered into a monitoring agreement with the Sponsors, pursuant to which the Sponsors will provide the Company with financial, management advisory and other services. The Company will pay the Sponsors an annual aggregate fee of $6.0 million for such services. For the three months ended March 31, 2007, the Company recorded $1.5 million of management expenses pursuant to this agreement. Following the consummation of an initial public offering, the monitoring agreement will be terminated for a fee of $20.0 million.

(10) Business Segment and Geographic Information

The Company manages its operations on a geographic basis. Financial results of geographic regions are aggregated into one reportable segment since their operations have similar economic characteristics. These characteristics include similar products and services, processes for delivering these services, types of customers, and long-term average gross margins.

The Company operates in the United States and Canada. Revenues are attributable to countries based on the location of the customers. The information presented below shows geographic information relating to revenues from external customers:

	Three Months Ended March 31,
	2007	2006
	(in 000s)

Revenues from external customers:
Domestic	$388,896	$371,858
Foreign	17,451	14,033

Total	$406,347	$385,891

The information presented below shows geographic information relating to rental equipment and property and equipment at:

	March 31,	December 31,
	2007	2006
	(in 000s)

Rental equipment, net Domestic	$1,675,341	$1,670,181
Foreign	67,511	68,489

Total	$1,742,852	$1,738,670

Property and equipment, net
Domestic	$174,018	$163,049
Foreign	7,552	7,143

Total	$181,570	$170,192

RSC HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(UNAUDITED)

(11) Subsequent Event

On May 3, 2007, the Board of Directors approved a 37.435 for 1 stock split of the Company’s common stock, to be effected in connection with the consummation of the Company’s proposed initial public offering. The condensed consolidated financial statements and the accompanying notes have been adjusted to reflect the stock split retroactively.

When the transaction referred to in note 14 of the notes to the consolidated financial statements has been consummated, we will be in a position to render the following report:

/s/ KPMG LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
RSC Holdings Inc.:

We have audited the accompanying consolidated balance sheets of RSC Holdings Inc. (formerly known as Atlas Copco North America Inc.) and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity (deficit) and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RSC Holdings Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 12 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment, effective January 1, 2006.

Tempe, Arizona
March 23, 2007
except as to note 14, which is as of     , 2007

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	(In thousands,
	except share data)

Assets
Cash and cash equivalents	$46,188	$7,134
Accounts receivable, net	268,383	245,606
Inventory	18,489	19,011
Rental equipment, net	1,738,670	1,420,545
Property and equipment, net	170,192	131,490
Goodwill	925,621	925,621
Deferred financing costs	67,915	—
Other assets	90,498	15,024

Total assets	$3,325,956	$2,764,431

Liabilities and Stockholders’ Equity (Deficit)
Accounts payable	$296,086	$330,757
Accrued expenses and other liabilities	163,996	127,823
Debt	3,006,426	1,246,829
Deferred income taxes	294,081	245,216

Total liabilities	3,760,589	1,950,625

Commitments and contingencies
Stockholders’ equity (deficit)
Series A preferred stock (200 shares authorized at December 31, 2005, with 154 shares issued and outstanding at December 31, 2005)	—	350,000
Preferred stock, no par value, authorized in 2006 (500,000 shares authorized, no shares issued and outstanding at December 31, 2006)	—	—
Common stock, no par value (374,350,000 shares authorized at December 31, 2005, with 330,697,047 shares issued and outstanding at December 31, 2005)	—	1,114,577
New common stock, no par value, authorized in 2006 (300,000,000 shares authorized at December 31, 2006, with 90,647,591 shares issued and outstanding at December 31, 2006)	556,482	—
Accumulated deficit	(999,899)	(660,221)
Accumulated other comprehensive income	8,784	9,450

Total stockholders’ equity (deficit)	(434,633)	813,806

Total liabilities and stockholders’ equity (deficit)	$3,325,956	$2,764,431

See accompanying notes to consolidated financial statements.

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2006	2005	2004
	(In thousands, except per share data)

Revenues:
Equipment rental revenue	$1,368,712	$1,140,329	$984,517
Sale of merchandise	92,524	102,894	162,720
Sale of used rental equipment	191,652	217,534	181,486

Total revenues	1,652,888	1,460,757	1,328,723

Cost of revenues:
Cost of equipment rentals, excluding depreciation	591,340	527,208	492,323
Depreciation — rental equipment	253,379	212,325	192,323
Cost of sales of merchandise	57,636	69,914	122,873
Cost of rental equipment sales	145,425	173,276	147,131

Total cost of revenues	1,047,780	982,723	954,650

Gross profit	605,108	478,034	374,073

Operating expenses:
Selling, general, and administrative	135,526	122,281	118,130
Depreciation and amortization — non-rental equipment	38,783	33,776	32,641
Recapitalization expenses	10,277	—	—

Total operating expenses	184,586	156,057	150,771

Operating income	420,522	321,977	223,302
Interest expense, net	116,370	64,280	45,666
Other income, net	(311)	(100)	(58)

Income before provision for income taxes	304,463	257,797	177,694
Provision for income taxes	117,941	93,600	66,717

Net income	$186,522	$164,197	$110,977

Preferred dividends	(7,997)	(15,995)	(15,995)

Net income available for common stockholders	$178,525	$148,202	$94,982

Weighted average shares outstanding used in computing net income per common share:
Basic and diluted	307,845	330,697	330,697

Net income per common share:
Basic and diluted	$0.58	$0.45	$0.29

See accompanying notes to consolidated financial statements.

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
AND COMPREHENSIVE INCOME

									Accumulated
	Series A				New Common				Other
	Preferred Stock		Common Stock		Stock		Accumulated	Comprehensive	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Deficit	Income	Income	Total
	(In thousands, except share data)

Balance, January 1, 2004	154	$350,000	330,697,047	$1,113,338	—	$—	$(903,405)		$4,298	$564,231
Components of comprehensive income:
Net income	—	—	—	—	—	—	110,977	$110,977	—	110,977
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	3,082	3,082	3,082

Total comprehensive income								$114,059

Cash dividends on Series A preferred stock	—	—	—	—	—	—	(15,995)		—	(15,995)
Capital contributions	—	—	—	397	—	—	—		—	397

Balance, December 31, 2004	154	350,000	330,697,047	1,113,735	—	—	(808,423)		7,380	662,692
Components of comprehensive income:
Net income	—	—	—	—	—	—	164,197	$164,197	—	164,197
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	2,070	2,070	2,070

Total comprehensive income								$166,267

Cash dividends on Series A preferred stock	—	—	—	—	—	—	(15,995)		—	(15,995)
Capital contributions	—	—	—	842	—	—	—		—	842

Balance, December 31, 2005	154	350,000	330,697,047	1,114,577	—	—	(660,221)		9,450	813,806
Components of comprehensive income:
Net income	—	—	—	—	—	—	186,522	$186,522	—	186,522
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	(666)	(666)	(666)

Total comprehensive income								$185,856

Cash dividends on Series A preferred stock	—	—	—	—	—	—	(7,997)		—	(7,997)
Capital contributions	—	—	—	2,909	—	4,730	—		—	7,639
Repurchase of shares in connection with the Recapitalization	(154)	(350,000)	(317,669,667)	(1,032,486)	—	—	(518,203)		—	(1,900,689)
Issuance of common stock in connection with the Recapitalization	—	—	76,633,189	460,000	—	—	—		—	460,000
Exchange of common stock for new common stock	—	—	(89,660,569)	(545,000)	89,660,569	545,000	—		—	—
Issuance of common stock to management	—	—	—	—	987,022	6,440	—		—	6,440
Share-based compensation	—	—	—	—	—	312	—		—	312

Balance, December 31, 2006	—	$—	—	$—	90,647,591	$556,482	$(999,899)		$8,784	$(434,633)

See accompanying notes to consolidated financial statements.

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2006	2005	2004
	(In thousands)

Cash flows from operating activities:
Net income	$186,522	$164,197	$110,977
Adjustments to reconcile net income to net cash provided by operating activities:
Bonus expense paid by the Group	4,730	—	—
Depreciation and amortization	292,162	246,101	224,964
Amortization of deferred financing costs	1,001	—	—
Share-based compensation expense	312	—	—
Gain on sales of rental and non-rental property and equipment, net of non-cash writeoffs	(43,866)	(45,227)	(37,019)
Deferred income taxes	48,458	72,212	59,847
Changes in operating assets and liabilities:
Accounts receivable, net	(22,776)	(31,065)	(25,283)
Inventory	412	6,203	23,024
Other assets	414	(3,014)	(2,071)
Accounts payable	(67,885)	120,177	72,508
Accrued expenses and other liabilities	36,563	29,287	9,031

Net cash provided by operating activities	436,047	558,871	435,978

Cash flows from investing activities:
Purchases of rental equipment	(721,258)	(691,858)	(419,900)
Purchases of property and equipment	(28,592)	(4,641)	(33,490)
Proceeds from sales of rental equipment	191,652	217,534	181,486
Proceeds from sales of property and equipment	15,961	16,197	34,136

Net cash used in investing activities	(542,237)	(462,768)	(237,768)

Cash flows from financing activities:
Cash consideration paid to the Group	(3,254,921)	—	—
Net cash equity investment by Sponsors	460,000	—	—
Issuance of senior ABL facilities	1,124,000	—	—
Issuance of senior term facility	1,130,000	—	—
Issuance of senior notes	620,000	—	—
Proceeds from senior ABL revolver	4,291	—	—
Deferred financing costs	(68,916)	—	—
Payments on senior ABL term loan	(625)	—	—
Payments on capital leases and other debt	(33,010)	(26,785)	(21,674)
Net proceeds (payments on) affiliated debt	148,301	(56,492)	(163,597)
Proceeds from stock issuances to management	6,440	—	—
Cash dividends paid	(7,997)	(15,995)	(15,995)
Capital contributions for share appreciation rights	2,909	842	397
Increase in outstanding checks in excess of cash balances	14,774	—	—

Net cash provided by (used in) financing activities	145,246	(98,430)	(200,869)

Effect of foreign exchange rates on cash	(2)	4,938	6,716

Net increase in cash and cash equivalents	39,054	2,611	4,057
Cash and cash equivalents at beginning of year	7,134	4,523	466

Cash and cash equivalents at end of year	$46,188	$7,134	$4,523

Supplemental disclosure of cash flow information:
Cash paid for interest	$33,759	$20,932	$14,390
Supplemental schedule of non-cash investing and financing activities:
Purchase of assets under capital lease obligations	$62,886	$47,870	$31,276

See accompanying notes to consolidated financial statements.

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization

Business and Basis of Presentation

Description of Business

RSC Holdings Inc. (formerly known as Atlas Copco North America Inc. or “ACNA”) and its wholly owned subsidiaries (collectively, “RSC Holdings” or the “Company”) are engaged primarily in the rental of a diversified line of construction and industrial equipment, geographically disbursed throughout the United States and Canada through its wholly owned subsidiaries. In February 2007, the wholly owned subsidiaries Rental Service Corporation and Rental Service Corporation of Canada officially changed their names to RSC Equipment Rental, Inc. and Rental Service Corporation of Canada LTD., respectively (collectively “RSC”).

Basis of Presentation

Prior to November 27, 2006, the Company was wholly owned by Atlas Copco AB (“ACAB”) and Atlas Copco Airpower n.v. (“ACA”), a wholly owned subsidiary of ACAB (collectively, “the Group”). At December 31, 2005 and 2004, ACAB and ACA owned 40.2% and 59.8% of the outstanding common shares of the Company, respectively.

On October 6, 2006, the Group announced that it had entered into a recapitalization agreement (“Recapitalization”) pursuant to which Ripplewood Holdings L.L.C. (“Ripplewood”) and Oak Hill Capital Partners (“Oak Hill” and collectively with Ripplewood, “the Sponsors”) would acquire 85.5% of RSC Holdings. The Recapitalization closed on November 27, 2006. The Recapitalization was accomplished through (a) the repurchase by RSC Holdings of a portion of its issued and outstanding stock from the Group and (b) the issuance of a portion of the repurchased shares in return for a cash equity investment in RSC Holdings by the Sponsors for stock. The Recapitalization was accounted for as a leveraged recapitalization with no change in the book basis of assets and liabilities.

Prior to the closing of the Recapitalization, RSC Holdings formed RSC Holdings I, LLC, which is a direct wholly owned subsidiary of RSC Holdings; RSC Holdings II, LLC, which is a direct wholly owned subsidiary of RSC Holdings I, LLC; and RSC Holdings III, LLC, which is a direct wholly owned subsidiary of RSC Holdings II, LLC. Each of the newly formed entities were created for legal, tax or other corporate purposes and have nominal assets. RSC is the surviving operating entity of RSC Holdings and is wholly owned by RSC Holdings III, LLC.

In connection with the Recapitalization, RSC and RSC Holdings III, LLC entered into new senior asset-based loan facilities (“Senior ABL Facilities”), comprised of a $250.0 million term loan and a $1,450.0 million revolving credit facility, and a new $1,130.0 million senior second-lien term loan facility (“Senior Term Facility”) and issued $620.0 million aggregate principal amount of senior notes (“Senior Notes”).

Contemporaneously with the Recapitalization, the Sponsors made a $500.0 million cash equity investment in RSC Holdings. The net consideration paid, and accrued to be paid, to the Group for the repurchased stock was $3,272.9 million. The Group is responsible for certain liabilities existing as of the closing date, including liabilities relating to income taxes, personal property and real property taxes, stock appreciation right shares, and certain other liabilities.

The cash consideration paid to the Group was funded with the proceeds generated from the Senior ABL Facilities, Senior Term Facility, and Senior Notes and the proceeds from the cash equity investment from the Sponsors.

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Costs and fees totaling $74.4 million were incurred by RSC Holdings in conjunction with the Recapitalization. The Company recorded $68.9 million of those costs that directly related to the issuance of debt as deferred financing fees. Indirect expenses and other fees and expenses of $5.5 million not directly related to the issuance of debt were expensed. In addition, the Company recorded $4.7 million of compensation expense for executive bonuses paid by ACAB upon the closing of the Recapitalization, for a total of $10.3 million of Recapitalization expenses. Normal recurring bonuses paid to management are included in cost of revenues or selling, general and administrative expenses in the consolidated statements of income.

The following table presents a reconciliation of the consideration paid to ACAB to the amount recorded in accumulated deficit in the consolidated statement of stockholders’ equity (deficit) and comprehensive income for the year ended December 31, 2006:

(In 000s)

Base consideration paid to ACAB	$3,220,521
Working capital adjustment (paid to ACAB in 2006 and 2007)	52,395

Total consideration paid to ACAB	3,272,916
Repurchase of shares in connection with the Recapitalization	(1,032,486)
Contribution of Series A preferred stock from ACAB to RSC Holdings	(350,000)
Relief of intercompany debt with affiliate of ACAB	(1,296,246)
Assumption by ACAB of certain liabilities of RSC Holdings	(75,981)

Consideration paid to ACAB in excess of book value	$518,203

In addition to the consideration noted above, the Company may be required to issue contingent earn-out notes to the Group of up to $400.0 million pursuant to the Recapitalization Agreement if RSC achieves cumulative adjusted EBITDA (as defined in the Recapitalization Agreement) targets for the years ended December 31, 2006-2007 (cumulatively) and 2008. The issuance of the notes would be recorded as an adjustment to accumulated deficit. Each contingent earn-out note will mature on the earlier of the date that is 11 years from issuance and the date that is six months after the final maturity date of the longest dated debt of the Company with a principal amount in excess of $100.0 million on the date of issuance of the contingent note. Interest will be added to principal semi-annually and will be payable at maturity. The interest rate will be compounded semi-annually and will equal the lesser of 11.5% per annum and the applicable federal rate plus 4.99% per annum.

If, after an underwritten initial public offering by the Company, certain persons associated with the Sponsors cease to control 40% in the aggregate of the number of shares of common equity owned by the Sponsors and their affiliates immediately after the closing of the Recapitalization, the Company may be required to make semi-annual interest payments in connection with the earn-out notes up to an amount calculated by formula as defined in the Recapitalization Agreement. Furthermore, if these conditions are met, additional interest shall accrue at the semi-annual interest rate that, with semi-annual compounding, produces an incremental annual yield to maturity of 1.50%. In addition, RSC Holdings may be required to prepay a portion of the earn-out notes if certain dividends, redemptions or other distributions are received that exceed pre-defined levels.

Prior to the Recapitalization, the Group owned all 330,697,047 shares of the Company’s common stock. In the recapitalization transaction, the Company repurchased 317,669,667 shares, or approximately 96%, of its outstanding common stock (the “Repurchased Shares”)

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from the Group, with the Group retaining 13,027,380 shares of the Company’s common stock. Subsequently, 241,036,478 shares of the Repurchased Shares were cancelled. The Company then sold the remaining 76,633,189 of the Repurchased Shares to the Sponsors for $500.0 million, net of a partial return of equity to the Sponsors of $40.0 million. As a result of these transactions, the Company had 89,660,569 shares of common stock outstanding, with the Sponsors holding 76,633,189 shares, or 85.47%, of the Company’s common stock, and the Group retaining 13,027,380 shares, or 14.53%, of the Company’s shares of common stock.

After the recapitalization transaction, the Company amended its charter to authorize 300,000,000 shares of no par value common stock and to reclassify each of its outstanding shares of common stock into 100 shares of common stock. The common stock certificates were then cancelled and upon presentation of the cancelled certificates to the Company, new certificates were issued representing the shares of common stock into which such cancelled shares have been converted and reclassified.

The consolidated financial statements and accompanying notes have been adjusted to reflect the 100 for 1 stock split retroactively. See note 14 for the additional stock split to be effected upon the consummation of the Company’s proposed initial public offering.

In December 2006, RSC Holdings sold to certain of its officers, or trusts of which its officers were beneficiaries, 987,022 shares of RSC Holdings new common stock for an aggregate price of approximately $6.4 million. After consideration of such purchases, the Sponsors each owned 42.27% of the Company, ACAB owned 14.37% of the Company and management owned the remaining 1.09% of the Company.

Prior to the Recapitalization

Through November 26, 2006, the consolidated financial statements represent a carve-out of the activities of the Company as they related to its wholly owned subsidiary RSC. The consolidated financial statements exclude RSC’s Prime Energy division, which was retained by the Group as part of the Recapitalization. The historical financial statements of RSC Holdings include investments in other consolidated or non-consolidated operations which are not included in these consolidated financial statements as such investments were retained by the Group. Costs charged to the Company by ACNA and expenses paid by ACNA on the Company’s behalf were specifically identified and are included in these consolidated financial statements. The consolidated financial statements reflect indebtedness with an affiliate in which interest charged may not be reflective of rates and terms and conditions offered by a third party lender. Management believes the assumptions underlying the consolidated financial statements are reasonable. However, the consolidated financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented.

All material intercompany transactions and balances have been eliminated in consolidation.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amounts of long-lived assets, goodwill, and inventories; the allowance for doubtful accounts; deferred income taxes; environmental liabilities; reserves for claims; assets and obligations related to employee benefits; and determination of share-based compensation amounts. Management believes that its estimates and assumptions are reasonable in the circumstances; however, actual results may differ from these estimates.

Cash Equivalents

The Company considers all highly liquid instruments with insignificant interest rate risk and with maturities of three months or less at purchase to be cash equivalents.

Foreign Currency Translation

The financial statements of the Company’s foreign subsidiary are translated into U.S. dollars in accordance with the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation. Assets and liabilities of the foreign subsidiary are translated into U.S. dollars at year-end exchange rates. Revenue and expense items are translated at the average rates prevailing during the period. Resulting translation adjustments are included in stockholders’ equity (deficit) as a component of accumulated other comprehensive income. Income and losses that result from foreign currency transactions are included in earnings. The Company recognized $311,000, $100,000, and $58,000 of foreign currency transaction gains for the years ended December 31, 2006, 2005, and 2004, respectively.

The Company reports accumulated other comprehensive income in the consolidated statement of stockholders’ equity (deficit) and comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income. Accumulated other comprehensive income consists solely of accumulated foreign currency translation adjustments.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values of cash, accounts receivable and accounts payable approximate carrying values due to the short maturity of these financial instruments. The fair values of the Senior ABL Facilities and the Senior Term Facilities approximate the carrying value of these financial instruments due to the fact that these instruments include provisions to adjust interest rates based on market conditions. The estimated value of the Senior Notes approximate fair value due to the recent nature of their issuance and the lack of material change in the interest rate market or credit risk associated with the Company since issuance in November 2006.

The Company considers the determination of the fair value of affiliated debt to be impracticable as the counterparty is a related party, there is no stated maturity date, and no similar financial instruments are available to provide a comparable analysis.

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounts Receivable

Accounts receivable are stated net of allowances for doubtful accounts of $7.0 million and $7.5 million at December 31, 2006 and 2005, respectively. Management develops its estimate of this allowance based on the Company’s historical experience, its understanding of the Company’s current economic circumstances, and its own judgment as to the likelihood of ultimate payment. Bad debt expense is reflected as a component of selling, general and administrative expenses in the consolidated statements of income.

Accounts receivable consist of the following at:

	December 31,
	2006	2005
	(In 000s)

Trade receivables	$270,707	$244,732
Receivables from affiliates	—	3,283
Other receivables	4,654	5,065
Less allowance for doubtful accounts	(6,978)	(7,474)

Accounts receivable, net	$268,383	$245,606

The following table summarizes activity for allowance for doubtful accounts:

	2006	2005	2004

Beginning balance at January 1,	$7,474	$9,166	$7,006
Provision for bad debt	5,076	5,395	9,249
Charge offs, net	(5,572)	(7,087)	(7,089)

Ending balance at December 31,	$6,978	$7,474	$9,166

Inventory

Inventory consists primarily of merchandise and parts. Inventory is primarily accounted for using the weighted average cost method.

Rental Equipment

Rental equipment is recorded at cost and depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated lives for rental equipment is one to ten years. Rental equipment is depreciated to a salvage value of zero to ten percent of cost. The incremental costs related to acquiring rental equipment and subsequently renting such equipment are expensed as incurred. Ordinary repair and maintenance costs are charged to operations as incurred. Repair and maintenance costs of $102.8 million, $90.6 million and $89.2 million are included in cost of revenues in our consolidated statements of income for the years ended December 31, 2006, 2005 and 2004, respectively. When rental fleet is disposed of, the related cost and accumulated depreciation are removed from their respective accounts, and any gains or losses are included in gross profit.

The Company has factory-authorized arrangements for the refurbishment of certain equipment. The Company continues to record depreciation expense while the equipment is out on refurbishment. The cost of refurbishment is added to the existing net book value of the asset. The combined cost is depreciated over 48 months. The total net book value of the

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

equipment and the total refurbishment cost following completion of the refurbishment may not exceed the equipment’s current fair value.

The following table provides a breakdown of rental equipment at:

	December 31,
	2006	2005
	(In 000s)

Rental equipment	$2,399,109	$2,030,516
Less accumulated depreciation	(660,439)	(609,971)

Rental equipment, net	$1,738,670	$1,420,545

Property and Equipment

Property and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets ranging from three to thirty years. Leasehold improvements are amortized over the life of the lease or life of the asset, whichever is shorter. Maintenance and repair costs are charged to expense as incurred. Expenditures that increase productivity or extend the life of an asset are capitalized. Upon disposal, the related cost and accumulated depreciation are removed from their respective accounts, and any gains or losses are included in operating expenses.

Property and equipment consists of the following at:

	December 31,
	2006	2005
	(In 000s)

Leased equipment	$190,076	$162,627
Buildings and leasehold improvements	43,800	32,455
Non-rental machinery and equipment	32,529	32,787
Data processing hardware and purchased software	13,237	22,588
Furniture and fixtures	9,931	8,215
Construction in progress	4,183	4,724
Land and improvements	714	892

	294,470	264,288
Less accumulated depreciation and amortization	(124,278)	(132,798)

Property and equipment, net	$170,192	$131,490

Long-Lived Assets and Goodwill

Long-lived assets such as rental equipment and property and equipment are measured for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. The Company recognized no impairment of long-lived assets in the years ended December 31, 2006, 2005 and 2004, respectively.

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill was $925.6 million at both December 31, 2006 and 2005. The Company reviews the carrying value of goodwill for impairment annually during the fourth quarter, and whenever an impairment indicator is identified. Based on the Company’s analyses, there was no impairment of goodwill in connection with the annual impairment tests that were performed during the years ended December 31, 2006 and 2005.

The goodwill impairment test involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned. The Company compares the fair value of the reporting unit to its carrying value, including goodwill. The Company estimates the fair values of its reporting units utilizing an income approach valuation. If the estimated fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, goodwill is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step, the Company calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets, including any unrecognized intangible assets, of the reporting unit from the fair value of the reporting unit as determined in the first step. The Company then compares the implied fair value of goodwill to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, the Company recognizes an impairment loss equal to the difference.

Revenue Recognition

The Company rents equipment primarily to the nonresidential construction and industrial markets. The Company records unbilled revenue for revenues earned each reporting period which have not yet been billed to the customer. Rental contract terms may be daily, weekly, or monthly and may extend across financial reporting periods. Rental revenue is recognized over the applicable rental period.

The Company recognizes revenue on merchandise sales when title passes to the customer, the customer takes ownership, assumes risk of loss, and collectibility is reasonably assured. There are no rights of return or warranties offered on product sales.

The Company recognizes both net and gross re-rent revenue. The Company has entered into alliance agreements with certain suppliers whereby the Company will rent equipment from the supplier and subsequently re-rent such equipment to a customer. Under the alliance agreements, the collection risk from the end user is passed to the original supplier and revenue is presented on a net basis under the provisions of Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. When no alliance agreement exists, re-rent revenue is presented on a gross basis.

Cost of Revenues

Costs of revenues for equipment rentals consist primarily of wages and benefits for employees involved in the delivery and maintenance of rental equipment, rental location facility costs and rental equipment repair and maintenance expenses. Cost of sales of merchandise represents the costs of acquiring those items. Cost of rental equipment sales represents the net book value of rental equipment at the date of sale.

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Selling, General and Administrative Expenses

Selling general and administrative expenses primarily includes sales force compensation, information technology costs, advertising and marketing, professional fees and administrative overhead.

Reserves for Claims

The Company’s insurance program for general liability, automobile, workers’ compensation and pollution claims involves deductibles or self-insurance, with varying risk retention levels. Claims in excess of these risk retention levels are covered by insurance up to policy limits. The Company is fully self-insured for medical claims. The Company’s excess loss coverage for general liability, automobile, workers’ compensation and pollution claims starts at $1.0 million, $1.5 million, $500,000 and $250,000, respectively. This coverage was in effect for both years ended December 31, 2006 and 2005. The Company establishes reserves for reported claims that are asserted and for claims that are believed to have been incurred but not yet reported. These reserves reflect an estimate of the amounts that the Company will be required to pay in connection with these claims. The estimate of reserves is based upon assumptions relating to the probability of losses and historical settlement experience. These estimates may change based on, among other events, changes in claims history or receipt of additional information relevant to assessing the claims. Furthermore, these estimates may prove to be inaccurate due to factors such as adverse judicial determinations or settlements at higher than estimated amounts. Accordingly, the Company may be required to increase or decrease the reserves.

Earnings per Share

Basic and diluted net income per common share are presented in conformity with SFAS No. 128, Earnings Per Share (“SFAS No. 128”). In accordance with SFAS No. 128, basic net income per common share has been computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share has been computed using the weighted average number of shares of common stock outstanding during the period, increased to give effect to any potentially dilutive securities. Additionally, for purposes of calculating basic and diluted net income per common share, net income has been adjusted for preferred stock dividends.

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents the calculation of basic and diluted net income per common share:

	Years Ended December 31,
	2006	2005	2004
	(in 000s, except per share data)

Numerator:
Net income	$186,522	$164,197	$110,977
Less preferred dividends	(7,997)	(15,995)	(15,995)

Net income available for common stockholders	$178,525	$148,202	$94,982

Denominator:
Weighted average shares — basic and diluted	307,845	330,697	330,697

Net income per common share — basic and diluted	$0.58	$0.45	$0.29

There were no potentially dilutive securities outstanding during 2005 and 2004. There were 4,395,921 stock options outstanding in 2006 that were excluded from the calculation of diluted net income per common share as those stock options were anti-dilutive.

Income Taxes

Prior to the Recapitalization, RSC Holdings had other lines of businesses and the consolidated tax return of RSC Holdings for those periods included the results from those other lines of businesses. The Company’s income taxes as presented in the consolidated financial statements are calculated on a separate tax return basis that does not include the results from those other lines of businesses. Under ACAB’s ownership, RSC Holdings managed its tax position for the benefit of its entire portfolio of businesses, and its tax strategies were not necessarily reflective of the tax strategies that the Company would have followed or do follow as a stand-alone company.

Income taxes are accounted for under SFAS No. 109, Accounting for Income Taxes.  Under SFAS No. 109 deferred income taxes reflect the tax consequences of differences between the financial statement carrying amounts and the respective tax bases of assets and liabilities and operating loss and tax credit carryforwards. A valuation allowance is provided for deferred tax assets when realization of such assets is not considered to be more likely than not. Adjustments to the deferred income tax valuation allowance are made periodically based on management’s assessment of the recoverability of the related assets.

Provisions for deferred income taxes are recorded to the extent of withholding taxes and incremental taxes, if any, that arise from repatriation of dividends from those foreign subsidiaries where local earnings are not permanently reinvested. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consideration Received from Vendors

The Company receives money from suppliers for various programs, primarily volume incentives and advertising. Allowances for advertising to promote a vendor’s products or services which meet the criteria in EITF No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor are offset against advertising costs in the period in which the Company recognizes the incremental advertising cost. In situations when vendor consideration does not meet the criteria in EITF No. 02-16 to be offset against advertising costs, the Company considers the consideration to be a reduction in the purchase price of rental equipment acquired.

Volume incentives are deferred and amortized as an offset to depreciation expense over 36 months, which approximates the average period of ownership of the rental equipment purchased from vendors who provide the Company with rebates and other incentives.

Marketing and Advertising costs

The Company advertises primarily through trade publications and yellow pages. These costs are charged in the period incurred. Marketing and advertising costs are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Marketing and advertising expense, net of qualifying cooperative advertising reimbursements under EITF No. 02-16 was $9.9 million, $10.2 million, and $6.0 million for the years ended December 31, 2006, 2005, and 2004, respectively.

Share-Based Compensation

Prior to January 1, 2006, the Company applied the intrinsic value based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for share appreciation rights issued by ACAB to selected key employees of the Company.

Effective January 1, 2006, the Company adopted the modified prospective method of SFAS 123 (revised 2004), Share Based Payment. Under that method, the Company recognizes compensation expense for new share-based awards, awards modified after the effective date, and the remaining portion of the fair value of the unvested awards at the adoption date based on grant date fair values. See Note 12 for further discussion.

Deferred Financing Costs

Deferred financing costs are amortized through interest expense over the respective terms of the debt instruments using the effective interest rate method.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and accounts receivable. The Company maintains cash with high quality financial institutions. Concentration of credit risk with respect to accounts receivable is limited because the Company’s customer base is large and geographically diverse. No single customer accounts for more than 5% of the Company’s total revenues in the

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

years ended December 31, 2006, 2005 or 2004 or more than 5% of total receivables at December 31, 2006 or December 31, 2005.

New Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and SFAS No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS No. 154 further requires a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets to be accounted for as a change in accounting estimate affected by a change in accounting principle. Unless adopted early, SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a material impact on the Company’s results of operations, financial position or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). Fin 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is assessing the impact of FIN 48 and has not yet determined the impact that the adoption of FIN 48 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies to other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be required to adopt SFAS No. 157 in the first quarter of the year ending December 31, 2008. The Company is assessing the requirements of SFAS No. 157 and has not yet determined the impact of adoption on the Company’s results of operations, financial position or cash flows.

In September 2006, the SEC Staff issued Staff Accounting Bulletin (“SAB”) 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB 108 is only effective for public companies. The Company will adopt SAB 108 upon becoming a public company. The Company does not expect the adoption to have a material impact on the Company’s results of operations, financial position or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments at fair value. A

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The Company will be required to adopt SFAS No. 159 in the first quarter of the year ending December 31, 2008. The Company is assessing the impact of SFAS No. 159 and has not yet determined the impact of adoption on the Company’s results of operations, financial positions or cash flows.

(3) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following at:

	December 31,
	2006	2005
	(in 000s)

Compensation-related accruals	$28,815	$31,706
Accrued income and other taxes	74,116	64,857
Reserves for claims	35,940	27,116
Accrued interest payable	19,095	—
Other	6,030	4,144

Total	$163,996	$127,823

(4) Debt

Debt consists of the following at:

	December 31,
	2006	2005
	(in 000s)

Senior ABL revolving credit facility	$878,291	$—
Senior ABL term loan	249,375	—
Senior Term Facility	1,130,000	—
Senior Notes	620,000	—
Indebtedness due to affiliate	—	1,147,946
Capitalized lease obligations	128,688	98,782
Other	72	101

Total	$3,006,426	$1,246,829

The required principal payments for all borrowings for each of the five years following the balance sheet date are as follows (in 000s)(a):

2007	$31,713
2008	29,810
2009	26,909
2010	21,212
2011	893,855
Thereafter	2,002,927

Total	$3,006,426

a)	The required principal payments presented above do not give effect to the contingent earn-out notes discussed in Note 1.

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Senior ABL Facilities.  As of November 27, 2006, in connection with the Recapitalization, RSC and certain of its parent companies and subsidiaries, as borrower, entered into a senior secured asset based credit facility with Deutsche Bank AG, New York Branch (“DBNY”), as administrative agent and collateral agent, Citicorp North America, Inc. as syndication agent, and the other financial institutions party thereto from time to time. The facility consists of a $1,450.0 million revolving credit facility and a term loan facility in the initial amount of $250.0 million. The revolving loans under the Senior ABL Facilities mature five years from the Recapitalization closing date. The term loans under the Senior ABL Facilities amortize in equal quarterly installments of one percent of the aggregate principal amount thereof per annum until its maturity date, November 30, 2012, at which time the remaining balance is due.

At the Company’s election, the interest rate per annum applicable to the loans under the Senior ABL Facilities are based on a fluctuating rate of interest measured by reference to either adjusted LIBOR, plus a borrowing margin; or, an alternate base rate plus a borrowing margin. As of December 31, 2006, the interest rate on the Senior ABL Facilities was 7.10%.

As of December 31, 2006, the Company had $504.8 million available on the Senior ABL revolving credit facility. A portion of the revolving loan facility is available for swingline loans and for the issuance of letters of credit. The Company will pay fees on the unused commitments of the lenders under the revolving loan facility; a letter of credit fee on the outstanding stated amount of letters of credit plus facing fees for the letter of credit issuing banks and any other customary fees.

The Senior ABL Facilities contain covenants that, among other things, limit or restrict the ability of the Company to incur indebtedness; provide guarantees; engage in mergers, acquisitions or dispositions; enter into sale-leaseback transactions; and make dividends and other restricted payments. In addition, under the Senior ABL Facilities, upon excess availability falling below certain levels, the borrowers will be required to comply with specified financial ratios and tests, including a minimum fixed charge coverage ratio and a maximum leverage ratio. The Company is currently in compliance with the covenants related to the Senior ABL Facilities.

Senior Term Facility.  In connection with the Recapitalization, the Company, as borrower, entered into an $1,130.0 million senior secured second-lien term loan facility with DBNY, as administrative agent and collateral agent, Citigroup, as syndication agent, General Electric Capital Corporation, as co-documentation agent and the other financial institution as party thereto from time to time. The Senior Term Facility matures seven years from the Recapitalization closing date. The Senior Term Facility contains provisions that require the Company to pay a fee in the event amounts under the Senior Term Facility are prepaid. The fee is 2% on any amounts prepaid on or prior to November 27, 2007 and 1% on any amounts prepaid after November 27, 2007 and on or prior to November 27, 2008.

At the Company’s election, the interest rate per annum applicable to the Senior Term Facility is based on a fluctuating rate of interest measured by reference to either adjusted LIBOR, plus a borrowing margin; or, an alternate base rate plus a borrowing margin. As of December 31, 2006, the interest rate on the Senior Term Facility was 8.86%

The Senior Term Facility contains a number of covenants substantially identical to, but no more restrictive than, the covenants contained in the Senior ABL Facilities. However, under the Senior Term Facility, the borrowers are not required to comply with covenants relating to borrowing base reporting or to specified financial maintenance covenants.

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Senior Notes.  In connection with the recapitalization, RSC and RSC Holdings, III LLC issued $620.0 million aggregate principal amount of 9 1/2% senior notes due 2014. Interest on the Senior Notes is paid semi-annually, on June 1 and December 1 in each year and the Senior Notes mature December 1, 2014.

The Senior Notes are redeemable, at the Company’s option, in whole or in part, at any time and from time to time on and after December 1, 2010 at the applicable redemption price set forth below:

Redemption Period	Price

2010	104.750%
2011	102.375%
2012 and thereafter	100.000%

In addition, at any time on or prior to December 1, 2009, the Company may redeem up to 35% of the original aggregate principal amount of the Senior Notes, with funds in an equal aggregate amount up to the aggregate proceeds of certain equity offerings of the Company, at a redemption price of 109.5%.

The indenture governing the Senior Notes contain covenants that, among other things, limit the Company’s ability to incur additional indebtedness or issue preferred shares; pay dividends on or make other distributions in respect to capital stock or other restricted payments; make certain investments; and sell certain assets.

The Company has agreed to make an offer to exchange the Senior Notes for registered, publicly tradable notes that have substantially identical terms of the Senior Notes, including redemption and repurchase prices, covenant and transfer restrictions. If the Company does not cause the exchange offer to become effective by November 22, 2007, or if certain other conditions set forth in the Registration Rights Agreement are not met, the Company will be obligated to pay additional interest on the Senior Notes.

Indebtedness due to affiliate.  The Company’s indebtedness to affiliate prior to the Recapitalization represents an estimate of remaining indebtedness associated with RSC Holdings’ acquisition of the operations included in these consolidated financial statements, RSC’s operational borrowings, and adjustments related to operations which were retained by the Group. These consolidated financial statements reflect interest cost computed under historical borrowing arrangements between the Company and the affiliate. Except for the term loan, interest was charged using an average annual rate of prime for the period subsequent to January 1, 2005. Accrued interest was added to the outstanding debt balance. The average interest rate for the outstanding borrowings, excluding the term loan, at December 31, 2005 was 6.18%. The indebtedness to affiliate has no stated maturity date and no associated covenants. This debt was settled in conjunction with the Recapitalization.

Capital leases.  Capital lease obligations consist of vehicle leases with periods expiring at various dates through 2014 at variable interest rates ranging from 3.75% to 7.75%.

(5) Common and Preferred Stock

Common Stock

As of December 31, 2005, the Company had authorized 374,350,000 shares of no-par common stock, of which 330,697,047 shares were issued and outstanding. As part of the

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recapitalization, these shares were either cancelled or exchanged for new common stock of the Company.

Subsequent to the Recapitalization, the Board of Directors amended its charter to authorize 300,000,000 shares of no-par common stock, of which 90,647,591 shares were issued and outstanding at December 31, 2006.

The Company’s ability to pay dividends to holders of common stock is limited as a practical matter by the Senior Credit Facilities and the indenture governing the Senior Notes. In addition, if the contingent earn-out notes are issued, the Company’s ability to pay dividends will be restricted by its obligation to make certain mandatory prepayments to the holders of such notes.

Preferred Stock

As of December 31, 2005, the Company had authorized 50,000 shares of preferred stock, of which none were issued or outstanding. These shares were cancelled as part of the Recapitalization.

As of December 31, 2005, RSC had authorized 200 shares of Series A preferred stock, of which 154 shares were issued and outstanding with an affiliate. Holders of the Series A preferred stock were entitled to receive dividends when declared by the Board. Dividends of $8.0 million, $16.0 million and $16.0 million were paid for the years ending December 31, 2006, 2005 and 2004, respectively. These shares were cancelled as part of the Recapitalization.

As part of the Recapitalization, the Board of Directors authorized 500,000 shares of new preferred stock, of which none were issued or outstanding at December 31, 2006.

(6) Income Taxes

The components of the provision for income taxes are as follows:

	Year ended December 31,
	2006	2005	2004
	(in 000s)

Domestic federal:
Current	$53,412	$9,899	$5,522
Deferred	46,428	72,150	50,064

	99,840	82,049	55,586
Domestic state:
Current	12,722	8,784	1,150
Deferred	739	(1,275)	8,376

Total domestic	113,301	89,558	65,112

Foreign federal:
Current	3,349	2,705	198
Deferred	1,291	1,337	1,407

Total foreign	4,640	4,042	1,605

	$117,941	$93,600	$66,717

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Prior to the Recapitalization, RSC Holdings had other lines of businesses and the consolidated tax return of RSC Holdings for those periods included the results from those other lines of businesses. The Company’s income taxes as presented in the consolidated financial statements are calculated on a separate tax return basis that does not include the results from those other lines of businesses. The Company was required to assess its deferred tax assets and the need for a valuation allowance on a separate return basis, and exclude from the assessment the utilization of all or a portion of those losses by the Company under the separate return method. This assessment required judgment on the part of management with respect to benefits that could be realized from future income, as well as other positive and negative factors.

A reconciliation of the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 35% to income before provision for income taxes is as follows:

	Year ended December 31,
	2006	2005	2004
	(in 000s)

Computed tax at statutory tax rate	$106,562	$90,229	$62,193
Permanent items	875	(4,938)	(4,938)
State income taxes, net of federal tax benefit	12,559	4,881	6,192
Difference between federal statutory and foreign tax rate	(208)	(61)	(46)
Change in valuation allowance	—	(1,486)	—
Other	(1,847)	4,975	3,316

Provision for income taxes	$117,941	$93,600	$66,717

The Company’s investment in its foreign subsidiary is permanently invested abroad and will not be repatriated to the U.S. in the foreseeable future. In accordance with APB Opinion No. 23, Accounting for Income Taxes — Special Areas, because those earnings are considered to be indefinitely reinvested, no U.S. federal or state deferred income taxes have been provided thereon. Total undistributed earnings at December 31, 2006 and 2005 were $28.1 million and $19.8 million, respectively. Upon distribution of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the foreign country.

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows at:

	December 31,
	2006	2005
	(in 000s)

Deferred tax assets:
Accruals	$20,080	$14,953
Alternative minimum tax credit carryforwards	—	13,006

Total gross deferred tax assets	20,080	27,959

Deferred tax liabilities:
Intangibles	29,942	18,030
Capitalized leases	7,178	2,216
Property and equipment	271,770	248,933
Foreign	5,271	3,996

Total gross deferred liabilities	314,161	273,175

Net deferred tax liability	$294,081	$245,216

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The reduction in the deferred tax valuation allowance in 2005 related to management’s belief that it was more likely than not that alternative minimum tax credit carryforwards would be realized based on projected future taxable income.

(7)	Commitments and Contingencies

At December 31, 2006, the Company had total available irrevocable letters of credit facilities of $148.6 million, of which $106.2 million were outstanding. Such irrevocable commercial and standby letters of credit facilities support various agreements, leases, and insurance policies. The total outstanding letters of credit include amounts with various suppliers that guarantee payment of rental equipment purchases upon reaching the specified payment date (normally 180 day terms).

The Company may be required to issue contingent earn-out notes to the Group of up to $400.0 million pursuant to the Recapitalization Agreement if RSC achieves cumulative adjusted EBITDA (as defined in the Recapitalization Agreement) targets for the years ended December 31, 2006-2007 (cumulatively) and 2008. The issuance of the notes would be recorded as an adjustment to accumulated deficit.

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company is subject to various laws and related regulations governing environmental matters. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as investigation of property damage. The Company incurs ongoing expenses and records applicable accruals associated with the removal of underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company believes that such removal and remediation will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

(8)	Leases

Included in property and equipment in the consolidated balance sheets are the following assets held under capital leases at:

	December 31,
	2006	2005
	(in 000s)

Leased equipment	$190,076	$162,627
Less accumulated depreciation and amortization	(60,088)	(60,982)

Leased equipment	$129,988	$101,645

Capital lease obligations consist primarily of vehicle leases with periods expiring at various dates through 2014 at variable interest rates. Capital lease obligations amounted to $128.7 million and $98.8 million at December 31, 2006, and 2005, respectively.

The Company also rents equipment, real estate and certain office equipment under operating leases. Certain real estate leases require the Company to pay maintenance, insurance, taxes and certain other expenses in addition to the stated rentals. Lease expense under operating leases amounted to $36.2 million, $35.0 million, and $34.3 million for the years ended December 31, 2006, 2005, and 2004, respectively.

Future minimum lease payments, by year and in the aggregate, for noncancelable capital and operating leases with initial or remaining terms of one year or more are as follows at:

	December 31,
	Capital	Operating
	leases	leases
	(in 000s)

2007	$36,376	$43,547
2008	32,847	36,835
2009	28,421	29,152
2010	21,344	21,558
2011	14,695	13,285
Thereafter	17,357	9,353

Total minimum lease payments	151,040	$153,730

Less amount representing interest (at rates ranging from 3.75% to 7.75% )	(22,352)

Capital lease obligations	$128,688

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has a variety of real estate leases that contain rent escalation clauses. The Company records the related rental expense on a straight-line basis over the lease term and records the difference between the amount charged to expense and the rent paid as a deferred rent liability. The balance of the deferred rent liability amounted to $1.0 million and $1.1 million at December 31, 2006 and 2005, respectively.

(9)	Legal and Insurance Matters

The Company is party to legal proceedings and potential claims arising in the ordinary course of its business. In the opinion of management, the Company has adequate legal defenses, reserves, and insurance coverage with respect to these matters so that the ultimate resolution will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows. The Company has recorded accrued liabilities of $35.9 million and $27.1 million at December 31, 2006 and 2005, respectively, to cover the uninsured portion of estimated costs arising from these pending claims and other potential unasserted claims. The Company records claim recoveries from third parties when such recoveries are certain of being collected.

(10)	Affiliated Company Transactions

Sales and rentals to affiliated companies of $125,000, $177,000, and $151,000 in 2006, 2005, and 2004, respectively, are included in revenues in the accompanying consolidated statements of income. Rental equipment and other purchases from affiliated companies were $41.2 million, $50.5 million, and $31.5 million in 2006, 2005, and 2004, respectively. Affiliated payables were $15.1 million and $6.4 million at December 31, 2006 and 2005, respectively. Included in accounts payables at December 31, 2006 is an $18.0 million payable to the Group related to a working capital adjustment in conjunction with the Recapitalization.

As part of the Recapitalization, the Group assumed certain liabilities of RSC Holdings existing on the closing date, including tax liabilities for personal property and real estate. Additionally, the Group agreed to indemnify the Company of any and all liabilities for income taxes which are imposed on the Company for a taxable period prior to the closing date of the Recapitalization. As the legal obligation for any such payments still resides with RSC Holdings, on the date of the Recapitalization the Company has a receivable for any recorded liabilities to be paid by the Group. At December 31, 2006, the Company has a receivable of $70.3 million for such amounts, which is recorded within other assets in the consolidated balance sheet.

On the Recapitalization closing date, the Company entered into a monitoring agreement with the Sponsors, pursuant to which the Sponsors will provide the Company with financial, management advisory and other services. The Company will pay the Sponsors an annual aggregate fee of $6.0 million for such services. For the year ended December 31, 2006, the Company recorded $559,000 of management expenses pursuant to this agreement.

(11) Employee Benefit Plans

The Company currently sponsors a defined contribution 401(k) plan that is subject to the provisions of ERISA. The Company also sponsors a defined contribution pension plan for the benefit of full-time employees of its Canadian subsidiary. Under these plans, the Company matches a percentage of the participants’ contributions up to a specified amount. Company contributions to the plans were $4.7 million, $3.9 million, and $3.7 million for the years ended December 31, 2006, 2005, and 2004, respectively.

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company sponsors a deferred compensation plan whereby amounts earned and contributed by an employee are invested and held in a Company created “rabbi trust”. Rabbi trusts are employee directed and administered by a third party. As the assets of the trust are available to satisfy the claims of general creditors in the event of Company bankruptcy, under EITF No. 97-14, Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested, the amounts held in the trust are accounted for as an investment and a corresponding deferred liability in the accompanying consolidated balance sheets and amounted to $2.0 million and $2.1 million at December 31, 2006 and 2005, respectively.

(12) Share-Based Compensation Plans

On January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004), Share-Based Payment (“SFAS No. 123R”), which replaces SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”) and supersedes APB 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the requisite service period (generally the vesting period) in the consolidated financial statements based on their fair values. The Company did not grant any employee stock options prior to the Recapitalization in November 2006. Prior to the Recapitalization, certain employees were eligible to receive share appreciation rights (“SARS”) for ACAB A-shares. SARS do not entitle the holder to acquire shares, but only to receive the difference between the price of ACAB’s A-share at exercise and the price determined at the grant date. As of January 1, 2006, the SARS were substantially vested. The adoption of SFAS No. 123R did not have a material impact on the Company’s results of operations, financial position or cash flows.

Prior to January 1, 2006, the Company accounted for stock-based employee compensation using the intrinsic value method under the recognition and measurement principles of APB 25 as interpreted by FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an interpretation of APB Opinions No. 15 and 25.

Share Appreciation Rights

SARS were offered each year from 2000 to 2003. No SARS have been granted since 2003. SARS were formally granted and issued by ACAB, have a term of 6 years from the grant date and vest at rates of one-third per year at each anniversary of the grant date. Unvested rights expire at termination of employment, while vested rights are exercisable within one month (grant year 2000 and 2001) or three months (grant year 2002 and 2003) after termination of employment (12 months in case of retirement). SARS have been granted free of charge as part of certain compensation packages and are not transferable. The exercise price/grant price is equal to 110% of the average share price during a limited period before the grant date. There are no other performance conditions required to earn the award.

Prior to the Recapitalization, the cash payments to employees upon exercise of the SARS were reimbursed by ACAB and, accordingly, were reflected as capital contributions in the consolidated statements of stockholders’ equity (deficit) and comprehensive income. As part of the terms of the Recapitalization, ACAB agreed to assume the remaining liability of SARS payments and directly pay the employees upon exercise.

At December 31, 2006 there were 114,755 SARS outstanding, as compared to 280,971 and 564,549 SARS outstanding at December 31, 2005 and 2004, respectively. At the time of the

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recapitalization a significant number of SARS were exercised. SARS expense for 2006, 2005, and 2004, was $1.7 million, $3.1 million and $1.3 million, respectively. At December 31, 2006, the SARS were fully vested. As a result, the Company does not expect to recognize significant SARS expense (benefit) in future periods.

Stock Option Plan

After the Recapitalization, the Company adopted a stock incentive plan (the “Plan”) under which eligible employees and directors may receive offers to purchase the Company’s common stock or receive awards of options to purchase the Company’s common stock. The Board of Directors administers the Plan, which was adopted in December 2006. The Plan authorizes awards to eligible employees and directors for up to 5,790,959 shares of common stock of which 408,016 shares remain available for grant at December 31, 2006. The exercise price for stock options granted under the Plan will be no less than market value on the date of grant. Options granted under the Plan generally vest ratably over a five-year vesting period and have a ten-year contractual term. In addition to the service based options described above, the Company also grants performance based options with equivalent terms to those described above except that the annual vesting is contingent on the Company achieving certain defined performance targets.

The fair values of option awards are estimated using a Black-Scholes option pricing model that uses the assumptions noted in the following table. Expected volatilities are based on the historical stock price volatility of comparable companies. Expected term, which represents the period of time that options granted are expected to be outstanding, is estimated using expected term data disclosed by comparable companies. Due to the limited number and homogeneous nature of optionees, the expected term was evaluated using a single group, senior management. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve.

The following weighted average assumptions were used during 2006:

Expected volatility	46%
Dividend yield	—
Expected term (in years)	5
Risk-free interest rate	4.54%
Weighted average grant date fair value of options granted	$2.98

RSC HOLDINGS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS ATLAS COPCO NORTH AMERICA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes stock option activity for the year ended December 31, 2006:

Weighted-
Average
		Weighted-	Remaining
		Average	Contractual	Aggregate
		Exercise	Term	Intrinsic
Options	Shares	Price	(in Years)	Value

Outstanding January 1, 2006	—
Granted	4,395,921	$6.52
Exercised	—
Forfeited or expired	—

Outstanding December 31, 2006	4,395,921	$6.52	9.9	(a	)

Exercisable at December 31, 2006	—			—

(a)	The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the stock option. The fair market value per share of $6.52 determined in the Recapitalization represents the best estimate of fair value at December 31, 2006. Consequently, there is no intrinsic value at December 31, 2006.

No options were exercised during 2006. As of December 31, 2006, the Company had $10.8 million of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Plan that will be recognized on a straight line basis over the requisite service periods. That cost is expected to be recognized over a weighted-average period of 3.6 years. For the year ended December 31, 2006, total stock-based compensation expense was $312,000.

(13) Business Segment and Geographic Information

The Company manages its operations on a geographic basis. Financial results of geographic regions are aggregated into one reportable segment since their operations have similar economic characteristics. These characteristics include similar products and services, processes for delivering these services, types of customers, and long-term average gross margins.

The Company operates in the United States and Canada. Revenues are attributable to countries based on the location of the customers. The information presented below shows geographic information relating to revenues from external customers:

	Year ended December 31,
	2006	2005	2004
	(in 000s)

Revenues from external customers:
Domestic	$1,586,714	$1,411,517	$1,295,624
Foreign	66,174	49,240	33,099

Total	$1,652,888	$1,460,757	$1,328,723

The information presented below shows geographic information relating to rental equipment and property and equipment at:

	December 31,
	2006	2005
	(in 000s)

Rental equipment, net
Domestic	$1,670,181	$1,367,382
Foreign	68,489	53,163

Total	$1,738,670	$1,420,545

Property and equipment, net
Domestic	$163,049	$127,709
Foreign	7,143	3,781

Total	$170,192	$131,490

(14) Subsequent Event

On February 13, 2007 the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission in connection with the proposed initial public offering of its common stock. On May 3, 2007, the Board of Directors approved a 37.435 for 1 stock split of the Company’s common stock, to be effected in connection with the consummation of the Company’s proposed initial public offering. The consolidated financial statements and the accompanying notes have been adjusted to reflect the stock split retroactively.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in the prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PROSPECTUS

20,833,333 Shares

RSC HOLDINGS INC.

Deutsche Bank Securities

Morgan Stanley

Lehman Brothers

Robert W. Baird & Co.
Banc of America Securities LLC
CIBC World Markets
Goldman, Sachs & Co.
JPMorgan

          , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated fees and expenses payable by the registrant in connection with the registration of the common stock. The selling stockholders will not pay any portion of the fees and expenses set forth below.

Securities and Exchange Commission registration fee	$40,543
National Association of Securities Dealers, Inc. filing fee	$58,000
NYSE listing fee	$152,500
Printing and engraving costs	$900,000
Legal fees and expenses	$1,500,000
Accountants’ fees and expenses	$350,000
Blue sky qualification fees and expenses	$20,000
Transfer agent fees	$10,000
Miscellaneous	$170,000

Total	$3,201,043

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees)), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

RSC Holdings’ By-Laws authorize the indemnification of officers and directors of the corporation consistent with Section 145 of the Delaware Corporation Law, as amended. RSC

Holdings expects to enter into indemnification agreements with its directors and officers prior to completion of this offering providing the directors and officers contractual rights to indemnification, and expense advance and reimbursement, to the fullest extent permitted under the Delaware Corporation Law.

Item 15.	Recent Sale of Unregistered Securities

On or around November 17, 2006, RSC Holdings Inc. offered certain of its officers and employees, or trusts of which its officers or employees were beneficiaries, the opportunity to purchase up to 987,022 shares of RSC Holdings common stock for an aggregate offering price of up to approximately $6,440,000. The officers, employees and trusts purchased all 987,022 shares that were offered for a total purchase price of approximately $6,440,000. The purchases of the shares closed as of December 4, 2006 and December 19, 2006.

As of the closings of their respective purchases, the officers and employees were granted options to purchase up to, in the aggregate, 4,395,921 additional shares of RSC Holdings common stock in the future. The options are subject to vesting as well: one third of the options will vest over a five-year time period, subject to the officer’s or employee’s continued employment with RSC Holdings or its subsidiaries, and two thirds of the options will vest, or fail to vest, based on RSC Holdings’ financial performance. All options have an exercise price of $6.52.

The shares were offered and sold and the options were granted under an exemption from registration provided by Rule 701 under the Securities Act and available exemptions under state law.

Item 16.	Exhibits and Financial Statement Schedules

Exhibits

The following exhibits are included as exhibits to this Registration Statement.

Exhibit No.		Description of Exhibit

1	.1**	Form of Underwriting Agreement
2	.1**	Recapitalization Agreement, dated as of October 6, 2006, by and among by and among Atlas Copco AB, Atlas Copco Finance S.à.r.l., Atlas Copco North America Inc., RSC Acquisition LLC, RSC Acquisition II LLC, OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC
3	.1**	Form of Amended and Restated Certificate of Incorporation of RSC Holdings Inc.
3	.2**	Form of Amended and Restated By-Laws of RSC Holdings Inc.
4	.1**	Indenture, dated as of November 27, 2006, by and among Rental Service Corporation, RSC Holdings III, LLC and Wells Fargo Bank, National Association
4	.2**	Registration Rights Agreement, dated November 27, 2006, by and among Rental Service Corporation, RSC Holdings III, LLC, Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and GE Capital Markets, Inc.
4	.3**	U.S. Guarantee and Collateral Agreement, dated as of November 27, 2006, by and among RSC Holdings II, LLC, RSC Holdings III, LLC, Rental Service Corporation and certain domestic subsidiaries of RSC Holdings III, LLC that may become party thereto from time to time, Deutsche Bank AG, New York Branch, as collateral agent and administrative agent
4	.4**	Canadian Security Agreement, dated as of November 27, 2006, by and among Rental Service Corporation of Canada Ltd., Deutsche Bank AG, Canada Branch as Canadian collateral agent

Exhibit No.		Description of Exhibit

4	.5**	Guarantee and Collateral Agreement, dated as of November 27, 2006, by and between RSC Holdings II, LLC, RSC Holdings III, LLC, Rental Service Corporation, and certain domestic subsidiaries of RSC Holdings III, LLC that may become party thereto from time to time and Deutsche Bank AG, New York Branch as collateral agent and administrative agent
4	.6**	Intercreditor Agreement, dated as of November 27, 2006, by and among RSC Holdings, II, LLC, RSC Holdings III, LLC, Rental Service Corporation, each other grantor from time to time party thereto, Deutsche Bank AG, New York Branch as U.S. collateral agent under the first-lien loan documents and Deutsche Bank AG, New York Branch in its capacity as collateral agent under the second-lien loan documents
4	.7**	Form of Amended and Restated Stockholders Agreement
4	.8**	Form of Stock Certificate
5	.1**	Opinion of Debevoise & Plimpton LLP
10	.1**	Form of Atlas Copco North America Inc. (to be renamed RSC Holdings Inc.) Stock Incentive Plan
10	.2**	Form of Employee Stock Option Agreements
10	.3**	Form of Employee Stock Subscription Agreements
10	.4**	Form of Employment Agreement for executive officers
10	.5**	Indemnification Agreement, dated as of November 27, 2006, by and among Atlas Copco North America Inc., Rental Service Corporation, RSC Acquisition LLC, RSC Acquisition II LLC, OHCP II RSC, LLC, OHCMP OO RSC, LLC, OHCP II RSC COI, LLC, Ripplewood Holdings L.L.C., Oak Hill Capital Management and Atlas Copco Finance S.à.r.l.
10	.6**	Monitoring Agreement, dated as of November 27, 2006, by and among RSC Holdings Inc., Rental Service Corporation, Ripplewood Holdings L.L.C. and Oak Hill Capital Management, LLC
10	.7**	Credit Agreement, dated as of November 27, 2006, by and among RSC Holdings II, LLC, RSC Holdings III, LLC, Rental Service Corporation, Rental Service Corporation of Canada Ltd., Deutsche Bank AG, New York Branch, Deutsche Bank AG, Canada Branch, Citicorp North America, Inc., Bank of America, N.A., LaSalle Business Credit, LLC and Wachovia Capital Finance Corporation (Western)
10	.8**	Second Lien Term Loan Credit Agreement, dated as of November 27, 2006, by and among RSC Holdings II, LLC, RSC Holdings III, LLC, Rental Service Corporation, Deutsche Bank AG, New York Branch, Citicorp North America, Inc., GE Capital markets, Inc., Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and General Electric Capital Corporation
10	.9**	RSC Holdings Inc. 2007 Annual Incentive Plan
21	.1**	List of subsidiaries
23.1		Consent of KPMG LLP
23	.2**	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1)
24	.1**	Power of Attorney
24	.2**	Power of Attorney

**	Previously filed.

Schedules and exhibits not included above have been omitted because the information required has been included in the financial statements or notes thereto or are not applicable or not required. We will furnish a copy of any omitted schedule to the Commission upon request.

Item 17.	Undertakings

The undersigned registrant hereby undertakes as follows:

(1) The undersigned will provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, RSC Holdings Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on May 10, 2007.

RSC Holdings Inc.

By:	/s/ Erik Olsson
Name: Erik Olsson

Title:	Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Erik Olsson Erik Olsson	Chief Executive Officer, President and Director (Principal Executive Officer)	May 10, 2007

* Keith Sawottke	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	May 10, 2007

* Denis Nayden	Chairman of the Board, Director	May 10, 2007

* Timothy Collins	Director	May 10, 2007

* Edward Dardani	Director	May 10, 2007

* Douglas Kaden	Director	May 10, 2007

* Christopher Minnetian	Director	May 10, 2007

* John R. Monsky	Director	May 10, 2007

* Scott Spielvogel	Director	May 10, 2007

* Donald Wagner	Director	May 10, 2007

* Mark Cohen	Director	May 10, 2007

*By: /s/ Erik Olsson Erik Olsson
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.		Description of Exhibit

1	.1**	Form of Underwriting Agreement
2	.1**	Recapitalization Agreement, dated as of October 6, 2006, by and among by and among Atlas Copco AB, Atlas Copco Finance S.à.r.l., Atlas Copco North America Inc., RSC Acquisition LLC, RSC Acquisition II LLC, OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC
3	.1**	Form of Amended and Restated Certificate of Incorporation of RSC Holdings Inc.
3	.2**	Form of Amended and Restated By-Laws of RSC Holdings Inc.
4	.1**	Indenture, dated as of November 27, 2006, by and among Rental Service Corporation, RSC Holdings III, LLC and Wells Fargo Bank, National Association
4	.2**	Registration Rights Agreement, dated November 27, 2006, by and among Rental Service Corporation, RSC Holdings III, LLC, Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and GE Capital Markets, Inc.
4	.3**	U.S. Guarantee and Collateral Agreement, dated as of November 27, 2006, by and among RSC Holdings II, LLC, RSC Holdings III, LLC, Rental Service Corporation and certain domestic subsidiaries of RSC Holdings III, LLC that may become party thereto from time to time, Deutsche Bank AG, New York Branch, as collateral agent and administrative agent
4	.4**	Canadian Security Agreement, dated as of November 27, 2006, by and among Rental Service Corporation of Canada Ltd., Deutsche Bank AG, Canada Branch as Canadian collateral agent
4	.5**	Guarantee and Collateral Agreement, dated as of November 27, 2006, by and between RSC Holdings II, LLC, RSC Holdings III, LLC, Rental Service Corporation, and certain domestic subsidiaries of RSC Holdings III, LLC that may become party thereto from time to time and Deutsche Bank AG, New York Branch as collateral agent and administrative agent
4	.6**	Intercreditor Agreement, dated as of November 27, 2006, by and among RSC Holdings, II, LLC, RSC Holdings III, LLC, Rental Service Corporation, each other grantor from time to time party thereto, Deutsche Bank AG, New York Branch as U.S. collateral agent under the first-lien loan documents and Deutsche Bank AG, New York Branch in its capacity as collateral agent under the second-lien loan documents
4	.7**	Form of Amended and Restated Stockholders Agreement
4	.8**	Form of Stock Certificate
5	.1**	Opinion of Debevoise & Plimpton LLP
10	.1**	Form of Atlas Copco North America Inc. (to be renamed RSC Holdings Inc.) Stock Incentive Plan
10	.2**	Employee Stock Option Agreements
10	.3**	Employee Stock Subscription Agreements
10	.4**	Form of Employment Agreement for executive officers
10	.5**	Indemnification Agreement, dated as of November 27, 2006, by and among Atlas Copco North America Inc., Rental Service Corporation, RSC Acquisition LLC, RSC Acquisition II LLC, OHCP II RSC, LLC, OHCMP OO RSC, LLC, OHCP II RSC COI, LLC, Ripplewood Holdings L.L.C., Oak Hill Capital Management and Atlas Copco Finance S.à.r.l.
10	.6**	Monitoring Agreement, dated as of November 27, 2006, by and among RSC Holdings Inc., Rental Service Corporation, Ripplewood Holdings L.L.C. and Oak Hill Capital Management, LLC
10	.7**	Credit Agreement, dated as of November 27, 2006, by and among RSC Holdings II, LLC, RSC Holdings III, LLC, Rental Service Corporation, Rental Service Corporation of Canada Ltd., Deutsche Bank AG, New York Branch, Deutsche Bank AG, Canada Branch, Citicorp North America, Inc., Bank of America, N.A., LaSalle Business Credit, LLC and Wachovia Capital Finance Corporation (Western)

Exhibit No.		Description of Exhibit

10	.8**	Second Lien Term Loan Credit Agreement, dated as of November 27, 2006, by and among RSC Holdings II, LLC, RSC Holdings III, LLC, Rental Service Corporation, Deutsche Bank AG, New York Branch, Citicorp North America, Inc., GE Capital markets, Inc., Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and General Electric Capital Corporation
10	.9**	RSC Holdings Inc. 2007 Annual Incentive Plan
21	.1**	List of subsidiaries
23.1		Consent of KPMG LLP
23	.2**	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1)
24	.1**	Power of Attorney
24	.2**	Power of Attorney

**	Previously filed.